Notice of 2021 Annual Meeting of Stockholders and Proxy Statement



May 13, 2021

Virtual Meeting at 8:00 a.m., Eastern Time

www.virtualshareholdermeeting.com/CVS2021

CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

The Annual Meeting will be held solely by means of remote communication for the health and safety of our stockholders and employees. This Notice of 2021 Annual Meeting and Proxy Statement is being mailed or transmitted beginning on or about April 2, 2021 to stockholders of record at the close of business on March 17, 2021.



Transform Health 2030 charts our course for the next decade in four key areas



Healthy People

Healthy Business

Healthy Planet

Healthy Community

For more information about our Corporate Social Responsibility strategy and achievements, see the back pages of this proxy statement.



Message from Our Chair and Chief Executive Officer



Dear Fellow Stockholders:

In 2020, CVS Health made significant progress executing our long-term strategic plan by utilizing our powerful combination of diversified assets to make health care more accessible, affordable and simply better. We have executed our strategy to deliver strong 2020 results. We have also played an important role during these unprecedented times as a trusted health services provider, delivering care in local communities across the U.S. Our colleagues on the front lines have been administering essential COVID-19 tests and vaccinations to millions of Americans. At the same time, we are delivering personalized care in our CVS locations, virtually and in the home.

OVERALL 2020 FINANCIAL PERFORMANCE

CVS Health delivered strong total revenue growth of 4.6% in 2020, primarily driven by growth in the Health Care Benefits and Retail/LTC segments. We delivered GAAP diluted earnings per share of $5.47, with adjusted earnings per share that was above the high end of our guidance range, at $7.50*. We are pleased with the continued progress we made in 2020, building upon our foundation to accelerate future growth and expand our integrated offerings.

In addition, our significant cash flow generation has enabled us to delever in accordance with our plan. In 2020, we repaid $4.25 billion of net long-term debt, and $12.2 billion since the close of the Aetna transaction, which is expected to provide us with more flexibility to deliver enhanced value to our stockholders. We remain confident in our outlook for 2021 as we continue to execute our strategy to improve the way health care is delivered to consumers in the U.S.

HEALTH SERVICES AND INTEGRATED VALUE

We have made measurable progress with our strategy by integrating our assets to deliver a superior experience, while addressing the total cost of care. In 2020, we created health platforms that combine local points-of-care, remote monitoring, and access to health care professionals – all within a personalized consumer-centric model. We saw strong demand for our programs that better manage chronic conditions. We continued to expand access through our integrated care delivery approach with additional HealthHUB® locations. One new program combining CVS Health solutions included a first-of-its-kind health benefit that offers low- or no-copay MinuteClinic® services, virtual care and at home care, which will be expanded in 2021 based on strong market reaction. Importantly, all the care we deliver whether in-person, virtually or at home is being connected digitally to provide a seamless and integrated care experience.

CORPORATE SOCIAL RESPONSIBILITY

Our Corporate Social Responsibility strategy remains committed to sustainability, and diversity and inclusion across communities and our workforce. For the second straight year, CVS Health was named in the prestigious Dow Jones Sustainability World Index. We have renewed and strengthened our commitment to addressing the racial health disparities and social injustices that weaken our nation and affect health. Over the next five years, we are investing nearly $600 million to advance employee, community and public policy initiatives that address inequality with a focus in underserved communities. Diversity powers our ability to support patients and customers with empathy, respect and cultural sensitivity, helping to build healthier communities.

CORPORATE GOVERNANCE

Over the course of the year, management and the Board thoughtfully worked on the advancement of our strategic plan, the evolution of CVS Health as a diversified health services company and succession planning, with the appointment of Karen as CEO. We thank Larry Merlo for his years of strong leadership. We continued our long-standing practice of engaging with our stockholders and the feedback we received has driven some of the changes you'll read about in this proxy statement. We pride ourselves on our strong governance practices and we thank you for your continued support. As always, we welcome your feedback.

ANNUAL MEETING OF STOCKHOLDERS

As we look to our 2021 Annual Meeting, we are working to vaccinate millions of Americans and help the communities we serve get access to the health services they need. In these unprecedented times, health care is top of mind and we are proud to deliver quality care to our local communities.

Our 2021 Annual Meeting of Stockholders will be held virtually on Thursday, May 13, 2021, at 8:00 a.m., Eastern Time. We ask you to please vote at your earliest convenience. Your vote is important.

Thank you for your continued interest and investment in CVS Health. We appreciate your support as we continue to reimagine health care, making it more accessible, affordable and simply better.

Sincerely,

David W. Dorman
Chair of the Board

Karen S. Lynch
President and Chief Executive Officer

---

* Adjusted earnings per share is a non-GAAP measure. See Annex A to this proxy statement.

Table of Contents

Notice of Annual Meeting of Stockholders



DATE AND TIME
May 13, 2021
8:00 a.m. Eastern Time



LOCATION
The Annual Meeting will be
held exclusively online at
www.virtualshareholdermeeting.com/CVS2021

How to Vote

Your vote is important to the future of CVS Health. You are eligible to vote if you were a stockholder of record at the close of business on March 17, 2021. Even if you plan to attend the Annual Meeting, please vote as soon as possible using one of the following methods. In all cases, you should have your proxy card in hand:



USE THE INTERNET
www.proxyvote.com



USE A MOBILE DEVICE
Scan this QR Code



CALL TOLL-FREE
1-800-690-6903



MAIL YOUR PROXY CARD
Follow the instructions on your voting form

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 13, 2021:

The proxy statement and 2020 Annual Report are available at www.cvshealthannualmeeting.com and at www.proxyvote.com.

The Annual Meeting will be accessible only at www.virtualshareholdermeeting.com/CVS2021 (the "Annual Meeting website"). We encourage you to access the Annual Meeting website prior to the start time and allow ample time to log into the Annual Meeting webcast and test your computer system. **To be admitted to the Annual Meeting, you must enter the control number found on the proxy card or voting instruction form that accompanied your proxy materials when requested by the Annual Meeting website.** You may vote during the Annual Meeting by following the instructions available on the Annual Meeting website.

Whether or not you plan to attend the virtual Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in the proxy materials.

You are cordially invited to join our 2021 Annual Meeting of Stockholders, to be held on Thursday, May 13, 2021, at 8:00 a.m. Eastern Time. Our Annual Meeting will be conducted exclusively online.

Items to be Voted

- Elect 13 director nominees named in this proxy statement;
- Ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2021;
- Say on pay, an advisory vote to approve the Company's executive compensation;
- Act on two stockholder proposals, if properly presented; and
- Conduct any other business properly brought before the Annual Meeting.

Eligibility to Vote

Stockholders of record at the close of business on March 17, 2021 may vote at the Annual Meeting.

By Order of the Board of Directors,

Colleen M. McIntosh

Colleen M. McIntosh
Senior Vice President, Corporate Secretary and
Chief Governance Officer
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895
(principal executive office)
April 2, 2021

Your vote is important.

Our proxy statement and proxy card are being mailed or transmitted to stockholders entitled to vote at the Annual Meeting beginning on or about April 2, 2021. Whether or not you plan to attend the Annual Meeting, please vote your shares. In addition to voting by mail or during the Annual Meeting by following the instructions available on the Annual Meeting website, stockholders of record have the option of voting by telephone or via the Internet. If your shares are held in the name of a bank, broker or other holder of record (i.e., in "street name"), please read your voting instructions to see which of these options are available to you. Even if you are attending the Annual Meeting virtually, we encourage you to vote in advance by Internet, phone or mail.

We are pleased to take advantage of the U.S. Securities and Exchange Commission (the "SEC") rules that allow issuers to furnish proxy materials to their stockholders on the Internet. As a result, beginning on or about April 2, 2021, we are mailing a notice of Internet availability to many of our stockholders instead of paper copies of our proxy statement and our 2020 Annual Report, which contains our Annual Report on Form 10-K for the year ended December 31, 2020, including our financial statements. The notice contains instructions on how to access those documents over the Internet. The notice also contains instructions on how stockholders can receive a paper copy of our proxy materials, including the proxy statement, our 2020 Annual Report and proxy card.

The Value We Create

Financials

Total Revenues
in billions of dollars



256.8 — 2019
268.7 — 2020

Diluted EPS
in dollars



5.08 — 2019
5.47 — 2020

Adjusted EPS*
in dollars



7.08 — 2019
7.50 — 2020

Cash Flow from Operations
in billions of dollars



12.8 — 2019
15.9 — 2020

* Adjusted EPS is a non-GAAP measure. See Annex A to this proxy statement.

2020 Highlights

2020: Delivered strong performance during a challenging year

- Delivered GAAP diluted EPS of $5.47 and Adjusted EPS of $7.50*
- Achieved run-rate integration synergies of over $900 million
- Generated strong cash flow from operations of $15.9 billion
- On track to achieving our 2022 leverage ratio target

Enhancing the consumer experience through expansion of digital services and new approaches to meeting consumer needs

- Delivering new market solutions in response to the COVID-19 pandemic, including testing and vaccines
- Seamlessly connecting digital services and platforms with in-person, virtual and home care to create a holistic and personalized consumer experience at scale
- Providing care in non-traditional settings with the ability to link to physical assets
- Continuing HealthHUB expansion nationally with additional health services capabilities
- Offering help with better management of chronic conditions through targeted care management programs, such as Transform Diabetes Care®, Transform Oncology Care® and the CVS Kidney Care® program

Achieving sustainable growth by demonstrating integrated value of unique portfolio of health products and services

- Expanding new innovative, consumer-oriented solutions to improve health, lower medical costs and improve outcomes
- Growing membership while also expanding health care services to existing customers

Our COVID-19 Response

CVS Health is uniquely positioned to help the country through the COVID-19 pandemic. The Company has focused its resources on the well-being and safety of employees, consumers and the communities it serves. The following are key actions taken through mid-February 2021:

Employees

- Providing regular supply of personal protective equipment and adding safety features to retail stores.
- Provided enhanced benefits, including bonuses to frontline employees, dependent care, paid sick leave for part-time employees and paid time off to employees who test positive or are quarantined due to exposure.
- Hired over 15,000 clinicians and pharmacy technicians in the fourth quarter of 2020 as part of our readiness investments.

Consumers and Members

- Proactively reached out to over one million most at-risk members for COVID-19.
- Opened crisis response line for members experiencing anxiety related to COVID-19 and expanded 24/7 access to Aetna Nurse Medical Line for Aetna and Caremark members.
- Expanded telehealth options offered by MinuteClinic to help patients access safe, affordable and convenient non-emergency care.
- Extended maintenance prescriptions and waived early refill limits to support medication adherence.
- Waived fees associated with prescription home delivery and associated front store products.

Plan Sponsors

- Launched Return Ready, a comprehensive configurable and integrated end-to-end COVID-19 testing solution to assist employers and universities with the return of their employees, students and staff.
- Provided assistance through premium credits.

Providers

- Waived advance approvals, streamlined credentialing process, relaxed telemedicine policies and removed prior authorization requirements. Offering flexible plan designs to help reduce financial burdens.

Communities

- Administered more than three million COVID-19 vaccines in over 40,000 long-term care facilities across the country.
- Selected as national partner of the Federal Retail Pharmacy Program and began in-store vaccinations at CVS Pharmacy locations.
- Administered approximately 15 million COVID-19 tests nationwide at more than 4,800 CVS Pharmacy locations with over 50% located in communities with significant need for support according to the U.S. Centers For Disease Control and Prevention Social Vulnerability Index.
- In coordination with the U.S. Department of Health and Human Services, opened 11 testing sites serving communities disproportionately impacted by COVID-19.
- Launched critical diagnostic testing for the vulnerable senior population in long-term care facilities in partnership with three states.
- Investing more than $50 million directly and through the Company's foundations to address food insecurity, lack of access to telehealth services for the underserved, personal protective equipment, mental health support for front-line workers and community resilience.
- Donating nearly $40 million in products to community organizations around the country.
- Served over one million meals to vulnerable populations.

Our Strategic Imperatives



Be local
Engage people with the care they need where they need it



Lead the change
Challenge the status quo with new technologies, business models and partnerships



Make it simple
Make a complicated system easier for all



Attract and inspire
Unlock the power of our people to transform health care



Improve health
Help people achieve better health at a lower cost



Optimize performance and service
Ensure our people, processes and technology enable our strategy

Proxy Statement Highlights

This summary highlights selected information in this Proxy Statement – please review the entire document before voting.

All of our Annual Meeting materials are available at **www.cvshealthannualmeeting.com**. There, you can download electronic copies of our Annual Report and proxy statement and use the link to vote.

Voting Items

ITEM 1
Election of directors

Our 13 continuing directors are seasoned leaders who bring a mix of skills and qualifications to our Board of Directors


FOR
each director nominee

🗗 **12-36**

ITEM 2
Ratify the appointment of the Company's independent registered public accounting firm for 2021

Based on its recent evaluation, our Audit Committee believes that the retention of Ernst & Young LLP is in the best interests of the Company and its stockholders


FOR

🗗 **37-38**

ITEM 3
Say on pay - an advisory vote on the approval of the Company's executive compensation

Our executive compensation program reflects our unwavering commitment to paying for performance and reflects feedback received from stockholder outreach


FOR

🗗 **39-41**

ITEMS 4 – 5
Stockholder proposals

See the Board's statement of opposition AGAINST each stockholder proposal


AGAINST

🗗 **83-86**

The CVS Health Board

You are asked to vote on the election of the following 13 nominees to serve on the Board of Directors (the "Board" or "our Board") of CVS Health Corporation ("CVS Health" or the "Company"). All directors are elected by a majority of votes cast, and all presently serve on the Board. The information below reflects the expected membership and leadership of each of the Board's committees after the Annual Meeting.

	Name	Age	Director Since	Independent	Other Public Company Boards	Committees: A	I&F	MP&D	N&CG	MA	E
	Fernando Aguirre Former Chairman, President and CEO of Chiquita Brands International, Inc.	63	2018	YES	2	●			●		
	C. David Brown II Partner and Member of Executive Committee of Nelson Mullins Riley & Scarborough LLP	69	2007	YES	None			Chair	●		●
	Alecia A. DeCoudreaux President Emerita of Mills College and Former Executive at Eli Lilly and Company	66	2015	YES	2	●				●	
	Nancy-Ann M. DeParle Managing Partner and Co-Founder of Consonance Capital Partners, LLC and Former Director of White House Office of Health Reform	64	2013	YES	1				Chair	●	●
	David W. Dorman Chair of the Board of CVS Health Corporation and Former Chairman and CEO of AT&T Corporation	67	2006	YES	2			●	●		Chair
	Roger N. Farah Former Chairman of Tiffany & Co. and Former Executive at Tory Burch and Ralph Lauren	68	2018	YES	1			●		●	
	Anne M. Finucane Vice Chairman and Member of the Executive Management Team of Bank of America Corporation	68	2011	YES	None		Chair	●			●
	Edward J. Ludwig Former Chairman and CEO of Becton, Dickinson and Company	69	2018	YES	1	Chair	●				●
	Karen S. Lynch President and CEO of CVS Health Corporation	58	2021	NO	1						●
	Jean-Pierre Millon Former President and CEO of PCS Health Systems, Inc.	70	2007	YES	None	●				●	
	Mary L. Schapiro Vice Chair of Public Policy and Special Advisor to the Chairman of Bloomberg L.P. and Former Chairman of the Securities and Exchange Commission	65	2017	YES	1	●	●				
	William C. Weldon Former Chairman and CEO of Johnson & Johnson	72	2013	YES	1			●	●		
	Tony L. White Former Chairman, President and CEO of Applied Biosystems, Inc.	74	2011	YES	2			●		Chair	●

Key

● Member
Chair: Committee Chair

A Audit
I&F Investment and Finance
MP&D Management Planning and Development
N&CG Nominating and Corporate Governance
MA Medical Affairs
E Executive

Our Directors Nominated for Election at the Annual Meeting

Director Independence



12 Independent

1 Not Independent

12 directors, including our Chair, are independent of the Company and management. Ms. Lynch, our President and CEO, is our only non-independent director nominee.

Director Tenure



5 0-4 years

3 5-9 years

5 10+ years

Our directors bring a balance of experience and fresh perspective to our boardroom. The average tenure of our director nominees is 7.3 years.

Financial Expertise



9 Financial Experts

4 Financially Literate

Four members of our 2020/2021 Audit Committee are designated Audit Committee Financial Experts. Five other Board members have qualifications to be financial experts, and the remainder are financially literate.

Diversity of Gender and Background

5 Female

4 Racially or Ethnically Diverse

3 Born Outside of the U.S.

38% of our director nominees are women. Two of our committees are chaired by female directors.

Our director nominees come from varied backgrounds, including four who identify as racially or ethnically diverse and three who were born outside of the U.S.

Director Nominee Expertise, Skills and Experience

Our director nominees possess relevant experience, skills and qualifications that allow the Board to effectively oversee the Company's strategy and management. Our directors' principal areas of expertise include:


10/13
Business Development and Corporate Transactions


10/13
Health Care and Regulated Industries


8/13
Public Company Board Service


6/13
Business Operations


6/13
International Business Operations


7/13
Public Policy and Government Affairs


8/13
Corporate Governance and Sustainability


13/13
Senior Leadership


8/13
Risk Management


11/13
Finance


4/13
Legal and Regulatory Compliance


5/13
Technology and Innovation

Board and Corporate Governance Highlights

The Board continues to evaluate the Company's corporate governance policies and practices to ensure that the right mix of individuals are present in our boardroom to best serve the stockholders we represent by ensuring effective oversight of our strategy and management. We are committed to maintaining the highest standards of corporate governance and have established a strong and effective framework by which the Company is governed and reviewed.

	Further Information
2020-2021 Board and Corporate Governance Developments	
• On February 1, 2021, Karen S. Lynch became President and Chief Executive Officer ("CEO") and joined the Board of Directors, bringing a relentless focus on the customer, a strong track record of driving growth and innovation, and proven transformational leadership. Larry J. Merlo will continue to serve on the Board of Directors until the Annual Meeting, and as Strategic Advisor to assist with the CEO transition until his retirement on May 31, 2021.	▶ pages 23, 45
• The Board believes that the Company is uniquely positioned to help the country through the ongoing COVID-19 pandemic, and is overseeing the Company's efforts to focus its resources on the well-being and safety of its employees, consumers and the communities it serves.	▶ page 3
• Our Board remains committed to ensuring that we are developing solutions to prescription opioid misuse and abuse through expanded education, safe prescription drug disposal, utilization management, funding for treatment and recovery programs and advocating for legislative and regulatory changes. Within the Board, the Audit Committee, the Medical Affairs Committee, the Nominating and Corporate Governance Committee ("N&CG Committee") and the Management Planning and Development Committee ("MP&D Committee") each play a significant role in the Board's oversight efforts. Details on the Board's Role in Our Opioid Action Plan are available on our website at https://cvshealth.com/sites/default/files/cvs-health-boards-role-in-opioid-action-plan.pdf.	▶ pages 23, 25, 34
• CVS Health announced that it will invest nearly $600 million over the next five years to advance employee, community and public policy initiatives that seek to address inequities faced by Black communities and other disenfranchised groups. The Board has been involved in our response and will provide oversight of the investments and programs.	▶ pages i, 10, 23
Board Communication and Stockholder Rights	
• Our Board supports and participates in our stockholder outreach program and has responded to stockholder input with changes in our compensation program and other areas	▶ pages 8-11, 26, 47-48
• Majority voting in director elections	▶ page 21
• Proxy access by-law	▶ page 22
• Annual election of all directors	▶ page 12
• Annual say on pay vote	▶ pages 39-41
• Right to act by written consent and to call special meetings	▶ See our Certificate of Incorporation and By-laws at https://investors.cvshealth.com under "Governance Documents"

	Further Information
Director Alignment with Stockholder Interests	
• At least 75% of our directors' annual retainer mix is paid in shares of CVS Health common stock	▶ pages 35-36
• Directors must own at least 10,000 shares of CVS Health common stock	▶ page 87
• Director meeting attendance averaged well over 95%, and each director nominee attended more than 90% of the meetings of the Board and the committees of which he or she was a member	▶ page 35
• Diversity of Board and Board committee leadership	▶ page 20
Board Oversight of Risk	
• Full Board and individual committees focus on understanding and assessing Company risks	▶ pages 24-26
• Our independent Chair and our CEO are focused on the Company's and the Board's risk management efforts and ensure that enterprise risks are appropriately brought to the Board and/or its committees for review	▶ pages 24-26
• At least annually, the Audit Committee reviews our policies and practices with respect to risk assessment and risk management, including discussing with management our major risks and the steps that have been taken to monitor and mitigate such risks	▶ pages 24-25, 29
• The MP&D Committee is responsible for reviewing and assessing potential risks arising from the Company's compensation policies and practices	▶ pages 25, 33
• The N&CG Committee is responsible for oversight of our policies, practices and risks related to cybersecurity and data and information security governance	▶ pages 25, 31
• The Medical Affairs Committee is responsible for reviewing and assessing risk arising from the Company's provision of health care services across the enterprise.	▶ pages 25, 34
• The Investment and Finance Committee ("I&F Committee") is responsible for oversight of risks related to the Company's investment portfolio and its capital and financial resources.	▶ pages 25, 30

Stockholder Outreach – Governance and Compensation Actions

Addressing the 2020 Say on Pay Vote

Our annual say on pay vote is one of our opportunities to receive feedback from stockholders regarding our executive compensation program, and the MP&D Committee takes the results of this vote into account when determining the compensation of the Company's executive officers. We were disappointed to receive low support for our say on pay proposal at the 2020 Annual Meeting. Following the vote, we sought feedback from stockholders to better understand what motivated their votes and what actions we could take to address their concerns about our executive compensation program. Our MP&D Committee considered the vote result and the feedback we received as it evaluated the compensation opportunities provided to our executive officers. We carried out this review with the support of a new independent compensation consultant, retained by the MP&D Committee during 2020, Korn Ferry.

Stockholder Engagement

In the latter part of 2020 and early 2021, management reached out to stockholders representing over 52% of our outstanding shares and engaged with holders of nearly 40% of our outstanding shares. We also held calls with both leading proxy advisory firms and the Chair of the MP&D Committee participated in those calls. In addition, the Chair of the MP&D Committee or the independent Chair of the Board, who is also a member of the MP&D Committee, participated in engagements with stockholders representing approximately 30% of our outstanding shares. During these engagements we specifically requested feedback regarding our executive compensation program given the low support received in 2020.

We contacted our **55 largest stockholders** and other **key stakeholders**, representing approximately **52%** of **our shares outstanding**, providing updates about our Company and invitations to meet with our management and/or independent directors.	In addition to **investor relations meetings** throughout the year, we held approximately **30 telephonic stockholder engagement meetings**, representing nearly **40%** of **our shares outstanding,** and the Chair of the MP&D Committee or the independent Chair of the Board were in attendance at approximately **30%** of **these telephonic meetings**.

In our meetings with stockholders, we were pleased to hear that stockholders largely did not have concerns with the structure of our executive compensation program. Most stockholders we engaged who voted against the 2020 say on pay proposal indicated the acceleration of our timing of the granting of our 2020 performance stock unit ("PSU") awards granted to our former CEO and current General Counsel in August 2019 was the basis of their decision to oppose the proposal. The decision to grant those 2020 PSU awards in 2019 was based on the unique circumstances at the time, including the integration of our transformational merger with Aetna Inc. (the "Aetna Transaction"), and we do not intend to continue this practice, nor is it one that we have undertaken in the past. Based on the feedback we heard from stockholders, we determined that for at least a five-year period beginning in 2020, we will not front-load or accelerate the timing of our normal course annual equity grants for executive officers.

Stockholders also expressed appreciation for changes we made to our annual PSU awards, including reducing the maximum PSU payout from 250% to 200%, providing that no upward modifier will be applied to the PSU awards if our absolute total shareholder return ("TSR") is negative, and the strengthening of the forfeiture/clawback provisions in PSU award agreements to include detrimental conduct.

In addition to the feedback on our executive compensation program noted above, we also discussed the following topics:

- Board oversight of response to COVID-19 pandemic;
- Board oversight of strategy and risk management and cybersecurity;
- Corporate governance and Board refreshment/succession planning, specifically the retirement of Mr. Merlo and the appointment of Ms. Lynch as President and CEO and as a member of the Board;
- Diversity, equity and inclusion and human capital; and
- Sustainability and corporate social responsibility initiatives, including the Company's ongoing response to prescription opioid misuse and abuse.

The table below highlights how we responded to stockholder feedback in several key areas.

What we heard	Our response
How is CVS Health responding to COVID-19 and the impact of the pandemic?	With our presence in local communities and our commitment to health care transformation, CVS Health is uniquely positioned to respond to this pandemic. Our response to this major public health challenge has been swift, responsive and multidimensional, as our nearly 300,000 colleagues from across the business have joined forces to make a meaningful impact on the critical needs this pandemic has created. Please see our COVID-19 response page on our website at https://cvshealth.com/news-and-insights/articles/our-covid-19-response.

How is CVS Health addressing its low 2020 say on pay vote?

We were pleased to hear that our stockholders did not have concerns with the structure of our compensation program. Most stockholders we engaged who voted against the 2020 say on pay proposal indicated that the acceleration of the timing of the granting of our 2020 PSUs to our former CEO and current General Counsel in August 2019 was the basis of their decision to oppose the proposal. The decision to accelerate the grant of the PSU awards was based on the unique circumstances at the time involving the Aetna Transaction, and we do not intend to continue this practice, nor is it one that we have undertaken in the past. Based on the feedback we heard from stockholders, we determined that it would be beneficial to our stockholders for CVS Health to specifically commit that for at least a five-year period beginning in 2020, we will not front-load or accelerate the timing of our normal course annual equity grants for executive officers.

In addition, the MP&D Committee engaged a new independent compensation consultant late in 2020, to gain further insight on pay practices and ensure that our program effectively balances competitive market practices, investor expectations, best-practice governance standards and our business strategy.

How are Board dynamics – is the size appropriate and do members have the right skill set?

We believe our Board is well-balanced, with the skills, qualifications and perspectives that allow it to fully and effectively address the Company's needs. The Board has returned to its more typical size following an expansion of the Board in connection with the Aetna Transaction. Our individual directors, the Board and its committees are evaluated annually under a process established by the N&CG Committee and that the Committee believes that the Board is properly represented with a good mix of tenure and diversity. We believe the Board is well positioned as we move further into a transformational phase for the Company and that we are aligned with corporate governance best practices.

How are you addressing diversity and inclusion for your colleagues?

Our stockholders inquired about our commitment to social justice and equity. We are focusing on three key areas that will serve as the pillars of our initiatives to address pressing social justice issues and systemic inequalities in our communities:

- Fostering an environment of diversity and inclusion for our colleagues, with a focus on equitable access to growth and development;
- Investing in the communities we serve to increase access to affordable, quality care with a focus on social determinants of health; and
- Using our communications power, position and societal impact as a Fortune 5 company to influence public policy and to encourage an environment in which our values and commitments to diversity and inclusion, social justice and equity are shared with our colleagues, suppliers, customers and the communities which we serve.

In support of our commitment, we have taken the following actions:

- Beginning in 2021, we have committed to disclose on our website our Consolidated EEO-1 Report, a comprehensive breakdown of our workforce by race, ethnicity and gender that CVS Health is required to submit annually to the U.S. Equal Employment Opportunity Commission ("EEOC"). CVS Health will annually disclose its EEO-1 Report no later than 90 days after its submission to the EEOC. These reports will be in addition to the detailed disclosure CVS Health has already made available for several years in our Corporate Social Responsibility ("CSR") Report and website.
- Our strategic diversity management focuses on: Workforce Representation, Inclusion and Belonging, Talent Systems and Diverse Marketplace. The 2021 annual incentive plan includes a diversity metric relating to workforce for our most senior leaders who have the greatest ability to influence hiring, development and promotion of our colleagues.
- We implemented enterprise-wide unconscious bias and active inclusion training.
- We will continue to grow the proportion of our suppliers that are Minority Business Enterprises, as well as companies owned by women, people of color, LGBTQ+, veterans and people with disabilities.
- We will invest nearly $600 million over the next five years to strengthen our community economic impact by investing in programs that address the social determinants of health and provide pathways to the workforce and sustainable careers.
- We will continue to invest in and support policies designed to address the root causes of systemic inequalities and barriers in underrepresented communities.

The entire Board appreciated the many positive comments from stockholders about the performance of the Company, the quality of our senior leadership, the fundamental design of our executive compensation program and the Company's corporate governance practices. Our corporate governance and compensation practices are informed by ongoing dialogue with our stockholders and meets intended objectives.



Board, Management, Stockholders

Spring
1. Re-engage investors after proxy filing:
   • Discuss items on Annual Meeting agenda
   • Gather feedback
   • Provide update on changes

Board, Management

Summer
1. Discuss feedback and vote results
2. Review regulatory developments and compensation trends
3. Plan Fall engagement (who to contact and topics to discuss)

Board, Management, Stockholders

Winter
1. Review Fall stockholder feedback with Board and management
2. Determine changes to corporate governance and compensation programs as proxy is being drafted
3. Potential stockholder follow-up

Board, Management, Stockholders

Fall
1. Comprehensive engagement with stockholders to:
   • Discuss developments in business and strategy, Board and corporate governance matters, executive compensation and the say on pay vote, diversity and inclusion, environmental and social issues
   • Solicit feedback

For more information on changes to our compensation program, see the letter from the MP&D Committee beginning on page 42, Stockholder Outreach and Consideration of the 2020 Say on Pay Vote, beginning on page 39 and Elements of Our Compensation Program beginning on page 53. For more information on corporate governance at CVS Health, please refer to pages 12-36 of this proxy statement and to our website at https://investors.cvshealth.com/investors/corporate-governance/default.aspx.

Corporate Governance and Related Matters

Item 1
Election of Directors

Our Board of Directors has nominated 13 candidates for election as directors at the Annual Meeting. All 13 nominees currently serve as directors. If elected, each nominee will hold office until the next annual meeting and until their respective successors have been duly elected and have qualified. All of the nominees are expected to attend the Annual Meeting.

The Nominating and Corporate Governance Committee believes that the Board is well-balanced and that it fully and effectively addresses the Company's needs. All of our nominees are seasoned leaders, all of whom hold or held senior executive leadership positions, who bring to the Board skills, qualifications and perspectives gained during their tenure at a wide array of public companies, private companies, non-profits, governmental and regulatory agencies and other organizations. We have indicated below for each nominee certain of the experience, qualifications, attributes and skills that led the N&CG Committee and the Board to conclude that the nominee should continue to serve as a director. We have also indicated the race/ethnicity and gender of each nominee, as self-identified.

Please note that for each director we have only listed the core attributes that the Board considered to be most relevant to each nominee. Each director nominee possesses qualifications in addition to those listed under his or her name.

The Board of Directors unanimously recommends a vote FOR the election of all director nominees.



1 Nancy-Ann DeParle	**2** Roger Farah	**3** Anne Finucane	**4** David Brown	**5** Alecia DeCoudreaux
6 David Dorman	**7** Karen Lynch	**8** Fernando Aguirre	**9** Mary Schapiro	**10** Edward Ludwig
11 Jean-Pierre Millon	**12** William Weldon	**13** Tony White		

Biographies of our Incumbent Board Nominees



Fernando Aguirre

INDEPENDENT DIRECTOR

Former Chairman, President and CEO of Chiquita Brands International, Inc.

Age: 63

Director since: November 2018

Race/Ethnicity and Gender
White, Hispanic/Latino Male

CVS Health Board Committees

Audit; Nominating and Corporate Governance

Other Public Boards

Barry Callebaut AG

Synchrony Financial

Biography

Mr. Aguirre is the former Chairman, President and Chief Executive Officer of Chiquita Brands International, Inc. ("Chiquita"), a global distributor of consumer products, having served as Chiquita's President and Chief Executive Officer from January 2004 to October 2012 and its Chairman from May 2004 to October 2012. Prior to joining Chiquita, Mr. Aguirre worked for more than 23 years in brand management, general management and turnarounds at The Procter & Gamble Company ("P&G"), a manufacturer and distributor of consumer products. Mr. Aguirre began his P&G career in 1980, serving in various capacities including President and General Manager of P&G Brazil, President of P&G Mexico, Vice President of P&G's global snacks and U.S. food products, and President of global feminine care. Mr. Aguirre was a member of the board of directors of Aetna from 2011 until the closing of the Aetna Transaction, when he became a director of CVS Health. He served as a director of Coveris (packaging) from 2014 to 2015, Levi Strauss (manufacturer of clothing) from 2010 to 2014, and Coca-Cola Enterprises Inc., a manufacturer and distributor of consumer products, from 2005 to 2010. Mr. Aguirre also serves as a director of Barry Callebaut AG, a manufacturer of high-quality chocolate and cocoa products, and Synchrony Financial, a consumer financial services company.

Director Qualification Highlights

- Business Operations; Consumer Products and Services
- International Business Operations
- Corporate Governance and Sustainability
- Business Development and Corporate Transactions
- Finance
- Public Company Board Service

Education B.S., Southern Illinois University, Edwardsville

Skills and Qualifications of Particular Relevance to CVS Health

Mr. Aguirre brings to the Board extensive consumer products, global business and executive leadership experience. As a former Chairman and CEO of a large public company that produces and distributes consumer products worldwide, he has significant brand management and international experience that is valuable to the Board's strategic and operational understanding of global markets. Mr. Aguirre's experience and service on other large public company boards, where he chaired various committees, positions him well as a member of our Audit and Nominating and Corporate Governance Committees.



C. David Brown II

INDEPENDENT DIRECTOR

Partner and Member of the Executive Committee of Nelson Mullins Riley & Scarborough LLP

Age: 69

Director since: March 2007

Race/Ethnicity and Gender
White Male

CVS Health Board Committees

Management Planning and Development (Chair); Nominating and Corporate Governance; Executive

Other Public Board

None

Biography

Mr. Brown has been a partner and a member of the Executive Committee of Nelson Mullins Riley & Scarborough LLP ("Nelson Mullins"), a national law firm, since the August 2018 merger of Nelson Mullins and the Florida-based Broad and Cassel, of which Mr. Brown was Chairman from March 2000 through the time of the merger. He served as the lead director of Rayonier Advanced Materials Inc., a leading specialty cellulose production company, until his retirement from that board in May 2020. He also served as a director of ITT Educational Services, Inc., a national provider of technology-oriented degree programs, from April 2015 until September 2016. Mr. Brown previously served on the board of Caremark Rx, Inc. from March 2001 until the closing of the merger transaction involving CVS Health and Caremark, when he became a director of CVS Health.

Director Qualification Highlights

- Business Operations; Real Estate
- Business Development, Corporate Strategy and Transactions
- Finance
- Legal and Regulatory Compliance
- Health Care/Regulated Industry
- Risk Management
- Public Company Board Service

Education B.S.B.A., University of Florida; J.D., University of Florida College of Law

Skills and Qualifications of Particular Relevance to CVS Health

Mr. Brown's legal expertise and health care experience are highly valued by the Board, as is his ability to analyze and interpret complex issues and facilitate Board engagement. Mr. Brown has significant health care experience, including through his oversight of UF Health while serving as Chairman of the Board of Trustees for the University of Florida and as a former member of the board of directors and executive committee of Orlando Health, a not-for-profit health care network. The Board believes that Mr. Brown's experience adds knowledge and leadership depth to the Board.

Corporate Governance and Related Matters



Alecia A. DeCoudreaux

INDEPENDENT DIRECTOR

President Emerita of Mills College and Former Executive at Eli Lilly and Company

Age: 66

Director since: March 2015

Race/Ethnicity and Gender
African-American Female

CVS Health Board Committees

Audit; Medical Affairs

Other Public Boards

Parnassus Funds and Parnassus Income Funds

Biography

Ms. DeCoudreaux is President Emerita of Mills College, a liberal arts college for women with graduate programs for women and men, having served a five-year term as President from July 2011 through June 2016. Previously, Ms. DeCoudreaux served in a number of leadership roles at Eli Lilly and Company, a global pharmaceutical manufacturer ("Eli Lilly"), including as Vice President and Deputy General Counsel, Specialty Legal Team, from 2010-2011, Vice President and General Counsel, Lilly USA, from 2005-2009, and Secretary and Deputy General Counsel of Eli Lilly from 1999-2005. During her 30-year career with Eli Lilly, Ms. DeCoudreaux also previously served as Executive Director of Lilly Research Laboratories, Director of Federal Government Relations, Director of State Government Relations and Director of Community Relations. In addition, Ms. DeCoudreaux has served on a number of charitable, educational, for profit and nonprofit boards, including as both a trustee and board chair at Wellesley College. She currently serves as Chair of the Board of the Parnassus Funds trust and the Parnassus Income Funds trust, each a family of investment funds that integrates environmental, social and governance ("ESG") factors and fundamental investment principles.

Director Qualification Highlights

- Business Development, Corporate Strategy and Transactions
- Legal and Regulatory Compliance
- Health Care/Regulated Industry
- Corporate Governance and Sustainability
- Risk Management
- Public Policy and Government Affairs

Education B.A., Wellesley College; J.D., Indiana University School of Law

Skills and Qualifications of Particular Relevance to CVS Health

Ms. DeCoudreaux has more than 30 years of experience in the pharmaceutical industry, and her experience as an attorney in that field and in the area of corporate governance makes her a great asset to our Board.



Nancy-Ann M. DeParle

INDEPENDENT DIRECTOR

Managing Partner and Co-Founder of Consonance Capital Partners, LLC and Former Director of the White House Office of Health Reform

Age: 64

Director since:
September 2013

Race/Ethnicity and Gender
Eurasian Female

CVS Health Board Committees

Nominating and Corporate Governance (Chair); Medical Affairs; Executive

Other Public Board

HCA Holdings, Inc.

Biography

Ms. DeParle has been a Managing Partner of Consonance Capital Partners, LLC, a private equity firm focused on investing in small and mid-size health care companies, since March 2020, and was a Partner from August 2013 until March 2020. She also is a Co-founder of the firm. From March 2009 to January 2013, Ms. DeParle served in the White House, first as Counselor to the President and Director of the White House Office of Health Reform, and later as Assistant to the President and Deputy Chief of Staff for Policy. In addition, from 1993 to 2000, Ms. DeParle served as the Associate Director for Health and Personnel for the White House Office of Management and Budget, and later as the Administrator of the Centers for Medicare & Medicaid Services (then known as the Health Care Financing Administration). From 2001 to March 2009, Ms. DeParle served as a Senior Advisor with JPMorgan Partners and as a Managing Director of its successor entity, CCMP Capital, L.L.C., focusing on private equity investments in health care companies. Ms. DeParle is also a director of HCA Holdings, Inc., a health care services company that owns, manages or operates hospitals and various other health care facilities.

Director Qualification Highlights

- Business Development, Corporate Strategy and Transactions
- Finance
- Legal and Regulatory Compliance
- Health Care/Regulated Industry
- Public Policy and Government Affairs
- Public Company Board Service

Education B.A., University of Tennessee; B.A. and M.A., Balliol College, Oxford University; J.D., Harvard Law School

Skills and Qualifications of Particular Relevance to CVS Health

Ms. DeParle has more than 25 years of experience in the health care arena. She is widely considered to be one of the nation's leading experts in health care policy, management and financing, which makes her an excellent fit for our Board.



David W. Dorman

INDEPENDENT DIRECTOR

Chair of the Board of CVS Health Corporation, Former Chairman and CEO of AT&T Corporation, and Founding Partner of Centerview Capital Technology Fund

Age: 67

Director since: March 2006

Race/Ethnicity and Gender
White Male

CVS Health Board Committees

Management Planning and Development; Nominating and Corporate Governance; Executive (Chair)

Other Public Boards

Dell Technologies, Inc.
PayPal Holdings, Inc.

Biography

Mr. Dorman has been the Chair of the Board of CVS Health Corporation since May 2011. He also has been a Founding Partner of Centerview Capital Technology Fund, a private investment firm, since July 2013. He served as Lead Director of Motorola Solutions, Inc. (formerly Motorola, Inc.), a communications products company, until his retirement from that board in May 2015, and was Non-Executive Chairman of the Board of Motorola from May 2008 through May 2011. From October 2006 through April 2008, he was a Managing Director and Senior Advisor with Warburg Pincus LLC, a global private equity firm. From November 2005 until January 2006, Mr. Dorman served as President and a director of AT&T Inc., a telecommunications company (formerly known as SBC Communications). From November 2002 until November 2005, Mr. Dorman was Chairman of the Board and Chief Executive Officer of AT&T Corporation. He was a director of Yum! Brands, Inc., a global quick service restaurant company, from 2005 until his retirement from that board in May 2017. Mr. Dorman is currently a director of PayPal Holdings, Inc., a leading digital and mobile payments company, as well as Dell Technologies, Inc., a leading global end-to-end technology provider.

Director Qualification Highlights

- Finance
- International Business Operations; Consumer Products or Services
- Technology and Innovation
- Risk Management
- Corporate Governance and Sustainability
- Business Development, Corporate Strategy and Transactions
- Public Company Board Service

Education B.S., Georgia Institute of Technology

Skills and Qualifications of Particular Relevance to CVS Health

Mr. Dorman's experience in leading large companies, beginning with Sprint and later Pacific Bell and AT&T, lends a perspective and skill set that is greatly valued by the Board. His business background of growing companies is in line with and useful to our business and strategy. In addition, Mr. Dorman's experience investing in technology companies at Warburg Pincus and Centerview Capital and his service on the board of Dell Technologies provides an important perspective and expertise in innovation, technology and information security. The Board believes that Mr. Dorman's experience leading the boards of AT&T and Motorola make him well-suited to serve as its independent Chair.



Roger N. Farah

INDEPENDENT DIRECTOR

Former Chairman of Tiffany & Co. and Former Executive at Tory Burch and Ralph Lauren

Age: 68

Director since: November 2018

Race/Ethnicity and Gender
White Male

CVS Health Board Committees

Management Planning and Development; Medical Affairs

Other Public Board

The Progressive Corporation

Biography

Mr. Farah is former Chairman of the Board and a director of Tiffany & Co., a retailer of jewelry and specialty products. He served as Executive Director of Tory Burch LLC, a retailer of lifestyle products, from March 2017 to September 2017, having previously served as Co-Chief Executive Officer and director from September 2014 to February 2017. He is former Executive Vice Chairman of Ralph Lauren Corporation, a retailer of lifestyle products, having served in that position from November 2013 to May 2014, and previously served as President and Chief Operating Officer ("COO") from April 2000 to October 2013, and Director from April 2000 to August 2014. During his 40-plus year career in retailing, Mr. Farah also held director and/or executive positions with Venator Group, Inc. (now Foot Locker, Inc.), R.H. Macy & Co., Inc., Federated Merchandising Services, the central buying and product development arm of Federated Department Stores, Inc., Rich's/Goldsmith's Department Stores, and Saks Fifth Avenue, Inc. Mr. Farah was a member of the board of directors of Aetna from 2007 until the closing of the Aetna Transaction, when he became a director of CVS Health. He was a director of Metro Bank PLC, a financial services company, until his retirement from that board in March 2020. He currently serves as a director of The Progressive Corporation, an auto insurance company.

Director Qualification Highlights

- Business Operations
- Business Development, Corporate Strategy and Transactions
- Health Care/Regulated Industry
- Public Policy and Government Affairs
- Public Company Board Service
- International Business Operations

Education B.S., University of Pennsylvania

Skills and Qualifications of Particular Relevance to CVS Health

Mr. Farah brings extensive business and leadership experience to our Board. He has strong marketing, brand management and consumer insights developed in his over 40 years of experience in the retail industry. His former positions as Executive Vice Chairman, President and COO of Ralph Lauren and Executive Director and Co-CEO of Tory Burch give Mr. Farah important perspectives on the complex financial and operational issues facing the Company.



Anne M. Finucane

INDEPENDENT DIRECTOR

Vice Chairman of Bank of America Corporation and Chairman of the Board of Bank of America Merrill Lynch Europe

Age: 68

Director since: January 2011

Race/Ethnicity and Gender
White Female

CVS Health Board Committees

Investment and Finance (Chair); Management Planning and Development; Executive

Other Public Boards

None

Biography

Ms. Finucane has been Vice Chairman of Bank of America Corporation, an international financial services company, since July 2015 and Chairman of the Board of Bank of America Merrill Lynch Europe since July 2018. From 2006 through July 2015, Ms. Finucane served as Global Chief Strategy and Marketing Officer for Bank of America and served as Northeast Market President from 2004 through July 2015. During her 20-plus years as a senior leader at Bank of America and its legacy firms, Ms. Finucane has served as senior advisor to four chief executive officers and the Board of Directors. As a member of the executive management team, Ms. Finucane is responsible for the strategic positioning of Bank of America and leads the company's environmental, social and governance, sustainable finance, capital deployment and public policy efforts. She is chair of Bank of America's Environmental, Social and Governance Committee, which directs all of its ESG efforts, and the Capital Deployment Group, which collaborates across business lines to deliver innovative financing solutions to address global issues. Ms. Finucane stewards Bank of America's $300 billion environmental business initiative, oversees the company's $1.6 billion Community Development Financial Institution portfolio and chairs the Bank of America Charitable Foundation.

Director Qualification Highlights

- Business Operations; Consumer Products or Services
- Business Development, Corporate Strategy and Transactions
- Public Policy and Government Affairs
- Regulated Industry
- Finance
- Corporate Governance and Sustainability
- Risk Management

Education B.A., University of New Hampshire

Skills and Qualifications of Particular Relevance to CVS Health

Ms. Finucane's experience in the financial services industry, consumer policy, strategy, marketing, corporate social responsibility and government affairs provides our Board with valuable insight in those key areas. Her distinguished career in banking also makes her an excellent Chair of our Investment and Finance Committee.



Edward J. Ludwig

INDEPENDENT DIRECTOR

Former Chairman and Chief Executive Officer of Becton, Dickinson and Company

Age: 69

Director since: November 2018

Race/Ethnicity and Gender
White Male

CVS Health Board Committees

Audit (Chair); Investment and Finance; Executive

Other Public Board

Boston Scientific Corporation

Biography

Mr. Ludwig is the former Chairman of the board of directors of Becton, Dickinson and Company ("BD") (a global medical technology company), having served in that position from February 2002 through June 2012. He also served as Chief Executive Officer of BD from January 2000 to September 2011, President of BD from May 1999 to December 2008 and Chief Financial Officer of BD from January 1995 to May 1999. Mr. Ludwig joined BD as a Senior Financial Analyst in 1979. Prior to joining BD, Mr. Ludwig was a senior auditor with Coopers and Lybrand (now PricewaterhouseCoopers) where he earned his CPA. Mr. Ludwig also served as a director of Xylem, Inc. (a water technology company) from 2011 to 2017, and Chairman of Advanced Medical Technology Association, or AdvaMed (a medical device trade association), from 2006 to 2008. Mr. Ludwig was lead director of the Aetna board of directors from 2003 until the closing of the Aetna Transaction, when he became a director of CVS Health. He currently serves as the lead independent director of Boston Scientific Corporation (medical devices) and as a director of POCARED Diagnostics Ltd. (a diagnostics technology manufacturer based in Israel).

Director Qualification Highlights

- Business Operations
- Business Development, Corporate Strategy and Transactions
- Finance
- Health Care/Regulated Industry
- Public Company Board Service
- Risk Management
- International Business Operations

Education B.A., College of the Holy Cross; M.B.A., Columbia University

Skills and Qualifications of Particular Relevance to CVS Health

Mr. Ludwig's more than 30 years of experience in the field of medical technology give him a unique perspective on the Company's strategy. As the former Chairman and CEO of BD, Mr. Ludwig brings a thorough appreciation of the strategic and operational issues facing a large public company in the health care industry. As a former CFO and a CPA, Mr. Ludwig offers our Board a deep understanding of financial, accounting and audit-related issues. Mr. Ludwig's experience positions him well to serve as Chair of our Audit Committee.



Karen S. Lynch

NON-INDEPENDENT DIRECTOR

President and Chief Executive Officer of CVS Health Corporation

Age: 58

Director since: February 2021

Race/Ethnicity and Gender
White Female

CVS Health Board Committees

Executive

Other Public Board

U.S. Bancorp

Biography

Ms. Lynch became Chief Executive Officer and President of CVS Health on February 1, 2021. Prior to this appointment, Ms. Lynch served as an Executive Vice President of CVS Health and President of Aetna from November 2018 through January 2021. Ms. Lynch also served as President of Aetna Inc. from 2015 until January 2021. She previously served as Executive Vice President of Aetna's Local and Regional Business from 2013 to 2014 and Executive Vice President of Aetna's Specialty Products Business from 2012 to 2013. Before joining Aetna, Ms. Lynch held executive positions at Magellan Health Services, a health care management company, where she served as president, and at Cigna Corporation, a global health insurance company. Ms. Lynch began her career as a Certified Public Accountant at the auditing firm of Ernst & Young LLP.

Ms. Lynch serves on the board of directors of U.S. Bancorp and is chair of its audit committee.

Director Qualification Highlights

- Business Operations; Consumer Products or Services
- Business Development, Corporate Strategy and Transactions
- Health Care/Regulated Industry
- Technology and Innovation
- Public Policy and Government Affairs
- Finance
- Corporate Governance and Sustainability

Education B.S., Boston College, Executive M.B.A., Boston University

Skills and Qualifications of Particular Relevance to CVS Health

Ms. Lynch is a seasoned health care expert who has over three decades of experience in the industry. She is consistently rated as a top innovator and influencer in the health care space and has been recognized for her leadership in health care by numerous organizations and publications. She has been named to *Fortune's Most Powerful Women in Business* list in each of the past five years. Ms. Lynch is the right leader to guide CVS Health into its next era of growth as the Company continues its transformation.



Jean-Pierre Millon

INDEPENDENT DIRECTOR

Former President and Chief Executive Officer of PCS Health Systems, Inc.

Age: 70

Director since: March 2007

Race/Ethnicity and Gender
White Male

CVS Health Board Committees

Audit; Medical Affairs

Other Public Boards

None

Biography

Mr. Millon is the former President and Chief Executive Officer of PCS Health Systems, Inc. ("PCS"). Mr. Millon joined PCS in 1995, where he served as President and Chief Executive Officer from June 1996 until his retirement in September 2000. Prior to that, Mr. Millon served as an executive of and held several global leadership positions with Eli Lilly and Company. Mr. Millon previously served on the board of Caremark from March 2004, upon Caremark's acquisition of AdvancePCS, and as a director of AdvancePCS (which resulted from the merger of PCS and Advance Paradigm, Inc.) beginning in October 2000. He became a director of CVS Health upon the closing of the merger transaction involving CVS Health and Caremark. Mr. Millon has over ten years of financial management experience and 15 years of general functional management experience, including strategic planning experience specific to pharmacy benefit management companies as the former head of PCS. He also has extensive venture capital and public and private company board experience.

Director Qualification Highlights

- Finance
- Business Development, Corporate Strategy and Transactions
- Health Care/Regulated Industry
- International Business Operations
- Pharmacy Benefit Management
- Public Company Board Service
- Technology and Innovation

Education B.S., Ecole Centrale de Lyon (France); B.A., Université de Lyon (France); M.B.A., Kellogg School of Business, Northwestern University

Skills and Qualifications of Particular Relevance to CVS Health

Mr. Millon's extensive background and experience in the pharmacy benefit management, pharmaceutical and life sciences businesses, combined with his financial expertise, provide our Board with additional perspective across the enterprise.



Mary L. Schapiro

INDEPENDENT DIRECTOR

Vice Chair for Global Public Policy and Special Advisor to the Founder and Chairman of Bloomberg L.P., and former Chairman of the U.S. Securities and Exchange Commission

Age: 65

Director since: May 2017

Race/Ethnicity and Gender
White Female

CVS Health Board Committees

Audit; Investment and Finance

Other Public Board

Morgan Stanley

Biography

Since October 2018, Ms. Schapiro has been Vice Chair for Public Policy and Special Advisor to the Founder and Chairman of Bloomberg L.P., a privately held financial, software, data and media company. Since January 2014, Ms. Schapiro has also served as Vice Chair of Promontory Advisory Board, part of Promontory Financial Group, a leading strategy, risk management and regulatory compliance firm. She is Vice Chair of the Board of the Sustainability Accounting Standards Board ("SASB") Foundation, an independent, non-profit organization that sets standards to guide the disclosure of financially material sustainability information by companies and investors. From January 2009 through December 2012, Ms. Schapiro was Chairman of the U.S. Securities and Exchange Commission, becoming the first woman to serve as that agency's Chairman. Ms. Schapiro was Chairman and CEO of the Financial Industry Regulatory Authority ("FINRA") from 2006 through 2008, and held a number of key executive positions at FINRA and its predecessor from 1996 through 2006. She also served as Chairman of the Commodity Futures Trading Commission ("CFTC") from 1994 to 1996. Ms. Schapiro is currently a director of Morgan Stanley, a global financial services company, and was a director of General Electric Company and of the London Stock Exchange Group PLC, until her retirement from those boards in April 2018 and October 2018, respectively.

Director Qualification Highlights

- Corporate Governance and Sustainability
- Public Policy and Government Affairs
- Finance
- Risk Management
- Legal and Regulatory Compliance
- Public Company Board Service

Education B.A., Franklin and Marshall College; J.D., George Washington University

Skills and Qualifications of Particular Relevance to CVS Health

Ms. Schapiro's experience in leading the SEC, FINRA and the CFTC makes her extremely well qualified to serve on our Board. Ms. Schapiro's leadership of the SEC during the turbulent period that followed the 2008 financial crisis, one of the busiest rulemaking periods in the agency's history, demonstrates her ability to navigate through a difficult and complex regulatory and political environment. Our Board believes that her skills fill important needs in the areas of legal and regulatory compliance, finance, risk management and public policy and government affairs.



William C. Weldon

INDEPENDENT DIRECTOR

Former Chairman of the Board and Chief Executive Officer of Johnson & Johnson

Age: 72

Director since: March 2013

Race/Ethnicity and Gender
White Male

CVS Health Board Committees

Management Planning and Development; Nominating and Corporate Governance

Other Public Board

Exxon Mobil Corporation

Biography

Mr. Weldon is the former Chairman of the Board and Chief Executive Officer of Johnson & Johnson, a global developer and manufacturer of health care products, having served in those positions from 2002 until his retirement in 2012. Mr. Weldon previously served in a variety of senior executive positions during his 41-year career with Johnson & Johnson. Mr. Weldon also is a director of Exxon Mobil Corporation, an international energy provider and chemical manufacturing company, and Fairfax Financial Holdings Ltd., a property and casualty insurance and reinsurance company that is listed on the Toronto Stock Exchange. He was a director of JPMorgan Chase & Co., a global financial services company, until his retirement from that board in May 2019.

Director Qualification Highlights

- Finance
- Health Care/Regulated Industry
- International Business Operations; Consumer Products or Services
- Risk Management
- Corporate Governance and Sustainability
- Technology and Innovation
- Public Company Board Service

Education B.S., Quinnipiac University

Skills and Qualifications of Particular Relevance to CVS Health

Mr. Weldon's experience in managing a complex global health care company and his deep knowledge of the worldwide health care market across multiple sectors makes him extremely well suited to serve on our Board. His background in international business management and operating in the highly-regulated health care industry is also greatly valued by our Board.



Tony L. White

INDEPENDENT DIRECTOR

Former Chairman of the Board, President and Chief Executive Officer of Applied Biosystems, Inc.

Age: 74

Director since: March 2011

Race/Ethnicity and Gender
White, Hispanic/Latino Male

CVS Health Board Committees

Management Planning and Development; Medical Affairs (Chair); Executive

Other Public Boards

Ingersoll Rand Inc.
Trane Technologies plc

Biography

Mr. White is the former Chairman of the Board, President and Chief Executive Officer of Applied Biosystems, Inc. (formerly Applera Corporation), a developer, manufacturer and marketer of life science systems and genomic information products, having served in those positions from September 1995 until his retirement in November 2008. Mr. White is a director of Ingersoll Rand Inc., a diversified industrial company, and Trane Technologies plc, a climate technologies company. He was a director of C.R. Bard, Inc. ("Bard"), a company that designs, manufactures and sells medical, surgical, diagnostic and patient care devices, from 1996 until Bard was acquired by Becton, Dickinson and Company in December 2017.

Director Qualification Highlights

- Finance
- Health Care/Regulated Industry
- Technology and Innovation

- Risk Management
- Corporate Governance and Sustainability
- Public Company Board Service

Education B.A., Western Carolina University

Skills and Qualifications of Particular Relevance to CVS Health

Mr. White's wealth of management experience in the life sciences and health care industries, including over 13 years as Chairman and CEO of an advanced-technology life sciences company and 26 years in various management positions at Baxter International, Inc., a provider of medical products and services, makes him well qualified to serve as a director of CVS Health and as the Chair of our Medical Affairs Committee.

Director Qualification Criteria; Diversity

Recognizing that the selection of qualified directors is complex and crucial to the long-term success of the Company, the N&CG Committee has established in its charter guidelines for the identification and evaluation of candidates for membership on the Board. Under its charter, the N&CG Committee recommends to the Board criteria for Board membership and recommends individuals for membership on the Board. The criteria used by the N&CG Committee in nominating directors are found in the N&CG Committee's charter and provide that candidates should be distinguished individuals who are prominent in their fields or otherwise possess exemplary qualities that will enable them to effectively function as directors. The N&CG Committee focuses on the following qualities in identifying and evaluating candidates for Board membership:

- Diversity of background, experience and skills
- Character, reputation and personal integrity
- Judgment
- Independence
- Diversity of race, ethnicity and gender

- Viewpoint
- Commitment to the Company and service on the Board
- Any other factors that the N&CG Committee may determine to be relevant and appropriate

The N&CG Committee makes these determinations in the context of the existing composition of the Board so as to achieve an appropriate mix of characteristics. Consistent with this philosophy, the N&CG Committee is committed to including in each search qualified candidates who reflect diverse backgrounds, including diversity of gender, race and ethnicity. The N&CG Committee also takes into account all applicable legal, regulatory and stock exchange requirements concerning the composition of the Board and its committees. The N&CG Committee reviews these guidelines from time to time as appropriate (and in any event at least annually) and modifies them as it deems appropriate.

The N&CG Committee also reviews the composition of the Board in light of the current challenges and needs of the Board and the Company, and determines whether it may be appropriate to add or remove individuals after considering, among other things, the need for audit committee expertise and issues of independence, diversity, judgment, character, viewpoint, reputation, age, skills, background, experience and corporate governance best practices.

The N&CG Committee values diversity, which it broadly views in terms of, among other things, gender, race, ethnicity, background and experience, as a factor in selecting members to serve on the Board. Our nominees reflect that diversity, including in terms of race, gender and ethnic background. In addition, to ensure that it has access to a broad range of qualified, experienced and diverse candidates, the N&CG Committee may use the services of an independent search firm to help identify and assist in the evaluation of candidates.

Board Evaluation Process

The Board recognizes that a robust and constructive evaluation process is an essential component of good corporate governance and Board effectiveness. The N&CG Committee oversees the Board's annual evaluation process and periodically reviews the format of the evaluation process, including whether to utilize a third-party facilitator, to ensure that actionable feedback is solicited on the operation and effectiveness of the Board, Board committees and director performance.

2020 MULTI-STEP EVALUATION PROCESS

Questionnaire	Independent Third Party	N&CG Committee	Committee/Board Executive Sessions
Feedback sought from directors regarding: • Board composition and structure • Meetings and materials • Future agenda items • Board interaction with management • Effectiveness of the Board • Director education opportunities	Conducted separate, one-on-one interviews with each director.	N&CG Committee met with the independent third-party facilitator to discuss and provide feedback and input prior to the annual Board closed self-evaluation session.	Each committee and the full Board conducted separate closed self-evaluation sessions. The results of the questionnaire, feedback from third-party facilitator, the committees' self-evaluations and other feedback were discussed by the Board in a session facilitated by the independent third party.

When considering current directors for re-nomination to the Board, the N&CG Committee takes into account the performance of each director, which is part of the N&CG Committee's annual Board evaluation process. In 2020, in order to enhance the process and as a corporate governance best practice, the Board engaged an independent third party, who was paid a fee, to conduct the interviews and summarize his findings. The independent third party and the N&CG Committee recommended actions for the Board to consider to maximize its effectiveness. The Board may also take action on its own accord. In 2021, the N&CG Committee added a comprehensive questionnaire to the process, and the interviews were conducted by the Chair of the N&CG Committee and the independent Chair of the Board, in order to gain additional and varying perspectives.

Board Refreshment; Retirement Age

The N&CG Committee and the Board believe that setting a retirement age for CVS Health directors is advisable to facilitate the addition of new directors. Accordingly, our Corporate Governance Guidelines provide that no director who is or would be over the age of 74 at the expiration of his or her current term may be nominated to a new term, unless the Board waives the retirement age for a specific director in exceptional circumstances. In the event any waiver is provided, the Board will disclose the rationale for its decision.

In March 2021, the Board approved a waiver for this term of the retirement age for Mr. White, who is currently 74. The Board believes that Mr. White's continued leadership as Chair of the Medical Affairs Committee is critically important during the COVID-19 pandemic and providing continuity for the Company's continued response efforts, and that CVS Health will benefit from Mr. White's extensive experience. In making its decision, the Board also considered the importance of continuity of committee leadership during the first year of our new CEO and President, Ms. Lynch.

Majority Voting

As discussed elsewhere in this proxy statement, directors are elected by a majority of the votes cast at the Annual Meeting (assuming that the election is uncontested). Under our by-laws, each nominee who is a current director is required to submit an irrevocable resignation, which resignation would become effective upon (1) that person not receiving a majority of the votes cast in an uncontested election, and (2) acceptance by the Board of that resignation in accordance with the policies and procedures adopted by the Board. The Board, acting on the recommendation of the N&CG Committee, will no later than at its first regularly scheduled meeting following certification of the stockholder vote, determine whether to accept the resignation of an unsuccessful incumbent. Absent a determination by the Board that a compelling reason exists for concluding that it is in the best interests of the Company for an unsuccessful incumbent to remain as a director, the Board will accept that person's resignation. In the event any resignation is not accepted, the Board will disclose the rationale for its determination.

Stockholder Submission of Nominees

The N&CG Committee will consider any director candidates proposed by stockholders who submit a written request to our Corporate Secretary (including via our proxy access by-law, described below) in accordance with the procedures set out in the Company's by-laws. All candidates should meet the Director Qualification Criteria, discussed above. The N&CG Committee evaluates all director candidates and nominees in the same manner regardless of the source. If a stockholder would like to nominate a person for election or re-election to the Board, he or she must provide notice to the Company as provided in our by-laws and described in this proxy statement. The notice must include a written consent indicating that the candidate is willing to be named in the proxy statement for the meeting as a director nominee and to serve a full term as a director of the Company if elected and any other information that the SEC would require to be included in a proxy statement when a stockholder submits a proposal. See "Other Information – Stockholder Proposals and Other Business for Our Annual Meeting in 2022" for additional information related to proposals, including any nominations, for our 2022 Annual Meeting.

Proxy Access

CVS Health has had a proxy access by-law since January 2016. The key terms of our proxy access by-law are:

A stockholder, or a group of up to **20** stockholders, owning at least **3%** of the Company's outstanding common stock continuously for at least **3** years	May nominate and include in the Company's proxy materials director nominees constituting up to the greater of **2** nominees or **20%** of the Board	Provided that the stockholders and the nominees satisfy the requirements specified in the Company's by-laws

Independence Determinations for Directors

Under our Corporate Governance Guidelines, a substantial majority of our Board must be comprised of directors who meet the director independence requirements set forth in the Corporate Governance Rules of the New York Stock Exchange (the "NYSE") Listed Company Manual. Under NYSE Rules, no director qualifies as "independent" unless the Board affirmatively determines that the director has no material relationship with the Company.

Our Board has adopted categorical standards to assist in making director independence determinations. Any relationship that falls within the following standards or relationships will not, in itself, preclude a determination of independence. These categorical standards are set forth in Annex A to the Company's Corporate Governance Guidelines, which are available on our website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx or upon request to our Corporate Secretary.

2021 Determinations

The N&CG Committee undertook its annual review of director independence in March 2021. The N&CG Committee recommended that the Board determine, and the Board determined, that each of Mmes. DeCoudreaux, DeParle, Finucane and Schapiro, and each of Messrs. Aguirre, Brown, Dorman, Farah, Ludwig, Millon, Weldon and White is independent. Ms. Lynch is not an independent director because of her employment as President and CEO of the Company. Mr. Merlo is not standing for re-election as a director at the Annual Meeting and is not an independent director because of his former position of President and CEO of the Company.

The Board's Role and Activities in 2020

The Board acts as the ultimate decision-making body of the Company and advises and oversees management, which is responsible for the day-to-day operations and management of the Company. In carrying out its responsibilities, the Board reviews and assesses CVS Health's long-term strategy and its strategic, competitive and financial performance.

The Board oversaw CVS Health's 2020 performance that delivered results above our expectations for 2020, at a time of unprecedented challenges and uncertainty - a testament to our strategy and diversified health services model. The Board believes that the Company's strategy to create an innovative health care model will address many of the issues facing the nation's health care system and furthers the Company's purpose of helping people on their path to better health. The Board also believes that the Company is uniquely positioned to help the country through the ongoing COVID-19 pandemic, and oversaw the Company's efforts to focus its resources on the well-being and safety of its employees, consumers and the communities it serves. In 2020, the Board also oversaw the Company's ongoing efforts to transform health care in the United States, including the continued rollout of the HealthHUB concept, opening approximately 600 HealthHUB locations despite construction challenges during the COVID-19 pandemic, as well as expansion of its Kidney Care business, including an ongoing clinical trial of a home hemodialysis machine. The Board oversaw the Company's response to calls for racial justice, which included the Company's announcement that it will invest nearly $600 million over the next five years to advance employee, community and public policy initiatives that address inequities faced by Black communities and other disenfranchised groups. The Board also continued its oversight of the Company's efforts to seek to address prescription opioid misuse and abuse, issuing an updated report on the subject in October 2020.

CVS Health delivered total revenues of $268.7 billion, up 4.6% compared to 2019, and the Company continued to generate significant cash flow in 2020, with cash flow from operations totaling approximately $15.9 billion. During 2020, three capital management transactions were completed under the oversight of the Board and its I&F Committee, contributing to the repayment of $4.25 billion in net debt and significant savings in go-forward interest payments. The Board also returned approximately $2.6 billion to stockholders in 2020 based on a cash dividend of $2.00 per share.

The Board's Role in Strategy and Succession Planning

The Board reviews the Company's financial performance on a regular basis at Board meetings and through periodic updates, with a particular focus on peer and competitive comparisons. The Board also periodically reviews the Company's long-term strategy, and assesses its strategic, competitive and financial performance, on both an absolute basis and in relation to the performance, practices and policies of its peers and competitors. While the Board receives updates regarding strategic matters throughout the year, at least one Board meeting per year is focused almost entirely on the Company's short- and long-term strategic direction. The Board receives reports from management, and expert speakers often are invited to present to the Board. At this annual strategy-focused meeting, the Board provides input and oversight on short-term strategic goals and sets the long-term strategic direction of the Company.

The Board also reviews the Company's succession planning, including succession planning in the case of the incapacitation, retirement or removal of the CEO. In that regard, the CEO provides an annual report to the Board recommending and evaluating potential successors, along with a review of any development plans recommended for such individuals. The CEO provides to the Board, on an ongoing basis, his or her recommendation as to a successor in the event of an unexpected emergency. The Board also reviews succession planning with respect to the Company's other key executive officers and ensures that directors have substantial opportunities to engage with successor candidates, including emerging leaders. The Board has access to external consultants, as needed.

Leadership Transition in 2020

In November 2020, Larry J. Merlo announced his intention to retire from the Company and that he would step down from the offices of President and CEO effective February 1, 2021. Thereafter, Mr. Merlo would serve as a Strategic Advisor to CVS Health, to assist the new President and CEO on transition matters until his retirement from CVS Health on May 31, 2021. Mr. Merlo also informed the Company that he would not seek re-election to the Board at the Annual Meeting. Mr. Merlo's retirement comes after a career of over 40 years with CVS Health, including serving as CEO since March 2011 and as President and a member of the Board since May 2010.

At the time of Mr. Merlo's retirement announcement, the Board also announced the appointment of Karen S. Lynch to serve as President and CEO of CVS Health, and as a director, both effective February 1, 2021. Upon the effectiveness of her appointment to the Board, Ms. Lynch also joined the Executive Committee of the Board. In connection with Ms. Lynch's appointment as a director, the Board also approved a temporary increase in the size of the Board from 13 to 14 directors effective on the date of her appointment. Prior to becoming President and CEO of the Company, Ms. Lynch served as Executive Vice President, CVS Health and President of Aetna, holding that position since 2018 following CVS Health's acquisition of Aetna. The appointment of Ms. Lynch was the culmination of a thorough process by the Board that included the consideration of a diverse slate of internal and external candidates.

The Board's Role in Risk Oversight

The Board's role in risk oversight involves both the full Board and its committees, as well as members of management.

Risk Oversight Framework



FULL BOARD AND COMMITTEES

Board of Directors

- Focuses on understanding Company-wide risks and ensuring that risk matters are appropriately brought to the Board and/or its committees for review.
- Ensures that the Corporate Governance Guidelines, the Board's leadership structure and the Board's practices facilitate the effective oversight of risk and communication with management.

Board Committees

Each of the Board's principal committees is responsible for oversight of risk management practices for categories of risks relevant to their functions.

Audit Committee

Primary committee charged with carrying out risk oversight responsibilities on behalf of the Board, including reviewing financial, operational, compliance, reputational and strategic risks.

Management Planning and Development Committee

Investment and Finance Committee

Nominating and Corporate Governance Committee

Medical Affairs Committee

MANAGEMENT

Management

- Each major business unit is responsible for identifying risks, assessing the likelihood and potential impact of significant risks, and reporting to the Executive Leadership Team (the "ELT"), CVS Health's most senior executive group, on actions to monitor, manage and mitigate significant risks.
- The Chief Financial Officer ("CFO"), Treasurer, Chief Compliance Officer, Chief Audit Executive, General Counsel, Chief People Officer and Corporate Secretary and Chief Governance Officer periodically report to relevant Board committees and to the full Board on the Company's risk management policies and practices, including risk assessments and evaluation of compliance and legal risks.

- The Board is regularly updated on specific risks in the course of its review of corporate strategy, business plans and reports to the Board by its respective committees.
- The corporate risk management culture begins from the top with the ELT setting the tone on the importance of risk management with the support of the Board and its committees. The ELT mandates the management of identified risks through Risk Champions with guidance and oversight by the Company's Enterprise Risk Management ("ERM") function and support by the Operational Risk Committee (the "ORC"), which includes the Risk Champions and the head of the Company's internal audit function.
- To ensure connections at all levels for identification of risks, CVS Health utilizes a Risk Committee structure comprised of the ORC working group, which supports the ELT. The Audit Committee provides overall ERM program oversight and reviews management's progress in managing risks. This structure allows for effective communication and information flow throughout the risk framework.
- The Audit Committee is charged with the primary role in carrying out risk oversight responsibilities on behalf of the Board. Pursuant to its charter, the Audit Committee annually reviews the Company's policies and practices with respect to risk assessment and risk management, including discussing with management, the Company's independent registered public accounting firm and the Company's internal auditors the Company's major financial risk exposures and the steps that have been taken to monitor and mitigate such exposures. The Audit Committee reviews CVS Health's major financial risk exposures as well as major operational, compliance, reputational

and strategic risks, including developing steps to monitor, manage and mitigate those risks. In 2019, principal responsibility for oversight of risks related to cybersecurity and data and information security governance was transferred from the Audit Committee to the N&CG Committee, whose members possess expertise regarding those subjects.

- Each Board committee is responsible for oversight of risk management practices for categories of risks relevant to its function. For example, the MP&D Committee has oversight responsibility for the Company's overall compensation structure, including review of its compensation practices, with a view to assessing associated risk. See "Compensation Risk Assessment" on page 33 for additional information. The Medical Affairs Committee reviews and assesses risks arising from the Company's provision of health care services across the enterprise, including safety issues related to prescription opioid misuse and abuse, and the steps taken to monitor and mitigate those risks. The I&F Committee reviews risks related to the Company's investment portfolio and its capital and financial resources.

- The Board considers its role in risk oversight when evaluating the Company's Corporate Governance Guidelines and the Board's leadership structure. Both the Corporate Governance Guidelines and the Board's leadership structure facilitate the Board's oversight of risk and communication with management. Our independent Chair and our CEO are focused on CVS Health's and the Board's risk management efforts and ensure that risk matters are appropriately brought to the Board and/or its Committees for their review.

The Board's Role in Oversight of Cybersecurity and Information Governance

The N&CG Committee, pursuant to its charter, is formally charged with oversight of the Company's cybersecurity and information governance, including its privacy and information security programs. The Company maintains an ERM function that identifies, monitors and mitigates business risks, including information security risks. In addition, the Company's Information Security Department conducts a thorough quarterly risk review, aimed specifically at identifying and mitigating information security risks. Identified information security and privacy risks are reported to the Audit Committee and the N&CG Committee in accordance with protocols.

The Company's Executive Vice President and Chief Information Officer ("CIO"), its Senior Vice President and Chief Information Security Officer ("CISO") and its Vice President and Chief Privacy Officer ("CPO") also regularly update the N&CG Committee (and, as needed, the Audit Committee or the full Board) on risks and opportunities in these areas. The CIO and CISO update the N&CG Committee at least twice annually, and the CPO updates the N&CG Committee at least annually. In addition to updates at Board or committee meetings, the CIO, CISO or the CPO periodically update the Board on important information security matters through memoranda. The N&CG Committee is advised regarding the Company's robust information security training programs, including enhanced training for specialized personnel and training aimed at senior executives, as well as its external audits and certifications to top information security standards. The Company's information technology systems are assessed by independent parties for the following on an enterprise basis: Payment Card Industry Data Security Standards ("PCI DSS"); HIPAA; SOC 1; and National Association of Insurance Commissioners ("NAIC"). Also, certain of the Company's business units are assessed by independent parties for the following: SOC 2; SOC 2 Type 2; NIST 800-53; and HI-TRUST. As a backstop to its strong information security programs, policies and procedures, the Company annually purchases a cybersecurity risk insurance policy that would defray the costs of an information security breach.

The Board's Role in Oversight of Corporate Social Responsibility

The N&CG Committee, pursuant to its charter, is formally charged with oversight of the Company's CSR strategy and performance. The Company's Senior Vice President of CSR and Philanthropy and Chief Sustainability Officer regularly updates the N&CG Committee on CSR risks and opportunities, and the N&CG Committee provides feedback and direction on the Company's approach to key issues. The N&CG Committee also reviews the Company's annual CSR Report prior to its publication. The 2020 CSR Report is available on the Company's website at www.CVSHealth.com/CSR.

The Board's Role in Oversight of Human Capital and Culture

We believe engaged colleagues produce stronger business results and are more likely to build a career with CVS Health. Each year, under the oversight of our Board of Directors, we conduct an internal engagement survey that provides colleagues with an opportunity to share their opinions and experiences with respect to their role, their team and the enterprise to help the Board and our management identify areas where we can improve colleague experience. The survey covers a broad range of topics including development and opportunities, diversity management, recognition, performance, well-being and continuous improvement. In 2020, greater than 80% of our colleagues participated in the engagement survey, of which greater than 80% responded that they were actively engaged.

Our Board and CEO also play a leading role in overseeing our human capital strategy, which consists of the following categories: total rewards; diversity, equity and inclusion; colleague development; and health and safety. Our MP&D Committee also reviews our broad-based compensation and benefits programs.

The Board is also regularly updated on key talent metrics for the overall workforce, including metrics related to diversity and inclusion, recruiting and talent development programs. The Board is updated on our human capital development strategy on an annual basis. For more information on the Company's approach to talent development and engagement, please see our CSR Report and our related Strategic Diversity Management Report at www.CVSHealth.com/CSR.

Stockholder Outreach

The Company values each of its stockholders and their opinions, and we regularly interact with our stockholders on a variety of matters. In the latter part of 2020 and early 2021, at the direction of the Board, the Company engaged in a proactive stockholder outreach effort to best understand and address any concerns stockholders might have. Additional details regarding our outreach effort and the actions taken are found on pages 8-11 and 47-48 of this proxy statement.

Much of our dialogue with stockholders was focused on executive compensation matters, corporate governance, financial results, the COVID-19 pandemic, social responsibility issues, such as the Company's response to prescription opioid misuse and abuse and social justice, diversity and inclusion matters. Matters related to the integration of Aetna and the Company's ongoing initiatives to transform health care were also discussed with our stockholders during the outreach process.

Contact with the Board, the Chair and Other Independent Directors

Stockholders and other parties interested in communicating directly with the Board, the independent Chair of the Board or with the independent directors as a group may do so by writing to CVS Health Corporation, One CVS Drive, MC 1160, Woonsocket, RI 02895. The N&CG Committee has approved a process for handling letters received by the Company and addressed to the Board, the independent Chair of the Board or to independent directors as a group. Under that process, our Corporate Secretary reviews all such correspondence and regularly forwards to the Board copies of all correspondence that, in her opinion, deals with the functions of the Board or its committees or that she otherwise determines requires their attention.

Code of Conduct

CVS Health has adopted a Code of Conduct that applies to all of our directors, officers and employees, including our CEO, CFO and Chief Accounting Officer. Our Code of Conduct is available on our website at https://investors. cvshealth.com/investors/corporate-governance/documents/default.aspx and will be provided to stockholders without charge upon request to our Corporate Secretary. We intend to post amendments to, or waivers of, our Code of Conduct (to the extent applicable to our executive officers or directors) at that location on our website within the timeframe required by SEC rules.

Related Person Transaction Policy

In accordance with SEC rules, the Board has adopted a written Related Person Transaction Policy (the "Policy"). The N&CG Committee has been designated as the Board committee responsible for reviewing, approving or ratifying any related person transactions under the Policy, since the N&CG Committee already has responsibility for evaluating the impact of conflicts involving directors on independence. The N&CG Committee reviews the Policy on an annual basis and will amend the Policy as it deems appropriate.

Pursuant to the Policy, all executive officers, directors and director nominees are required to notify our General Counsel or Corporate Secretary of any financial transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships, involving the Company in which an executive officer, director, director nominee, five percent beneficial owner or any immediate family member of such a person has a direct or indirect material interest.

The General Counsel or the Corporate Secretary presents any reported new related person transactions, and proposed transactions involving related persons that might be deemed to be related person transactions, to the N&CG Committee at its next regular meeting, or earlier if appropriate. The General Counsel or Corporate Secretary provides the N&CG Committee with an analysis and recommendation regarding each reported transaction. The N&CG Committee reviews these transactions, including the analysis and recommendation. The N&CG Committee may conclude, upon review of all relevant information, that the transaction does not constitute a related person transaction, and thus that no further review is required under the Policy. If after its review, the N&CG Committee determines not to approve or ratify a related person transaction, the transaction will not be entered into or continued, as the N&CG Committee shall direct. The N&CG Committee may ratify or approve a related person transaction if, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interests of the Company and its stockholders.

In March 2021, the N&CG Committee reviewed certain transactions reported under the Policy and determined that no transactions constituted reportable related person transactions under the Policy.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines, which are available on our investor relations website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx and are also available to stockholders at no charge upon request to our Corporate Secretary. These Guidelines meet the listing standards adopted by the NYSE, the exchange on which our common stock is listed.

Board Structure and Processes

The Board's Leadership Structure

David W. Dorman is the independent Chair of our Board. The independent Chair presides at all meetings of the Board and works with our CEO to set Board meeting agendas and the schedule of Board meetings. In addition, the independent Chair has the following duties and responsibilities:

- the authority to call, and responsibility to lead, independent director sessions;
- the ability to retain independent legal, accounting or other advisors in connection with these sessions;
- the responsibility to facilitate communication and serve as a liaison between the CEO and the other independent directors; and
- the duty to advise the CEO of the informational needs of the Board.

The Board believes that Board independence and oversight of management will be maintained effectively through the independent Chair, the Board's composition and its committee system.

Director Education

CVS Health's Corporate Governance Guidelines establish recommendations for director education. All new members of the Board are encouraged to participate in the Company's orientation program for directors. Other directors may also attend the orientation program. All directors are encouraged to participate in continuing education programs, with any associated expenses to be reimbursed by the Company, in order to stay current and knowledgeable about the business of the Company. Such orientation and continuing education programs are overseen by the N&CG Committee.

Committees of the Board

CVS Health's Board oversees and guides the Company's management and its business. Committees support the role of the Board on issues that are better addressed by smaller, more focused subsets of directors.

For 2020, the Board utilized six committees. The table below presents for the 2020-2021 Board year, the committees of the Board, the membership of such committees and the number of times each such committee met in 2020. For further details regarding committee membership and activities, see pages 29-35. Mr. Merlo will not stand for re-election at the Annual Meeting.

Name	Audit Committee	Investment and Finance Committee	Management Planning and Development Committee	Nominating and Corporate Governance Committee	Medical Affairs Committee	Executive Committee
Fernando Aguirre	●*			●		
C. David Brown II			♦	●		●
Alecia A. DeCoudreaux	●				●	
Nancy-Ann M. DeParle				♦	●	●
David W. Dorman			●	●		♦
Roger N. Farah			●		●	
Anne M. Finucane		♦	●			●
Edward J. Ludwig	●♦*	●				●
Karen S. Lynch[1]						●
Larry J. Merlo[1]						●
Jean-Pierre Millon	●*				●	
Mary L. Schapiro	●*	●				
William C. Weldon			●	●		
Tony L. White			●		♦	●
2020 Meetings	**9**	**4**	**6**	**5**	**4**	**0**

♦ Committee Chair

* Audit Committee Financial Expert

[1] As of February 1, 2021, Ms. Lynch joined the Executive Committee, replacing Mr. Merlo, who had served on that committee throughout 2020.

Audit Committee

Each member of the Audit Committee is financially literate and independent of the Company and management under applicable SEC rules and the Corporate Governance Standards of the NYSE Listed Company Manual. The Board designated each of Messrs. Aguirre, Ludwig and Millon and Ms. Schapiro as an audit committee financial expert, as defined under applicable SEC rules. The Board has approved a charter for the Audit Committee, which can be viewed on our website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx and also is available to stockholders without charge upon request to our Corporate Secretary.

Meetings in 2020: 9



2020/2021 Committee Members
(all independent)

1 Mary Schapiro*

2 Alecia DeCoudreaux

3 Edward Ludwig (Chair)*

4 Jean-Pierre Millon*

5 Fernando Aguirre*

*   Audit Committee Financial Expert

Primary Responsibilities

Pursuant to its charter, the Audit Committee assists the Board in its oversight of:

- the integrity of our financial statements;
- the qualifications, independence and performance of our independent registered public accounting firm, for whose appointment the Audit Committee bears principal responsibility;
- the performance of our internal audit function;
- our policies and practices with respect to risk assessment and risk management, including discussing with management the Company's major financial risk exposures and the steps that have been taken to monitor and control such exposures;
- compliance with, and approval of, our Code of Conduct;
- the review of our business continuity and disaster recovery program;
- the review of our environmental, health and safety program; and
- our compliance with legal and regulatory requirements, including the review and oversight of matters related to compliance with Federal health care program requirements.

Audit Committee Activities in 2020

The Audit Committee met nine times in 2020. Each member of the Audit Committee attended all of its meetings while he or she was a member. Several of the Audit Committee's meetings were focused primarily on our annual or quarterly financial reports, including our Form 10-K, Forms 10-Q and our related earnings releases. At each of these meetings, the Audit Committee reviewed the documents in depth with our CFO and our Chief Accounting Officer, as well as our Chief Compliance Officer ("CCO"), Chief Audit Executive, General Counsel and other key members of management. The Audit Committee also received reports from our internal audit department and our independent registered public accounting firm, Ernst & Young LLP ("Ernst & Young"). The Audit Committee regularly meets with Ernst & Young outside the presence of management, and also meets individually with members of management, including the CCO, the Chief Compliance Officer for Omnicare and the Chief Audit Executive. In addition to its responsibilities related to our financial statements, the Audit Committee plays a primary role in risk oversight, including reviews of our enterprise risk management program and our Own Risk Solvency Assessment ("ORSA") report and in oversight of our anti-money laundering and sanction screening compliance programs, business continuity and disaster recovery programs, and environmental, health and safety program. The Audit Committee also reviews our legal and regulatory compliance program on a quarterly basis, including oversight of the Company's compliance with its Corporate Integrity Agreement ("CIA"). During 2020, the Audit Committee provided the required annual certification of compliance with the Company's 2016 CIA related to our institutional pharmacy services (long-term care) operations. The Audit Committee also provided the report found on page 37 of this proxy statement, and recommended the inclusion of the Company's audited financial statements in its 2020 Form 10-K.

Investment and Finance Committee

Each member of the I&F Committee is independent of the Company and management under applicable SEC rules and the Corporate Governance Standards of the NYSE Listed Company Manual. The Board has approved a charter for the I&F Committee, which can be viewed on our website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx and also is available to stockholders without charge upon request to our Corporate Secretary. At its meetings, various members of management provide the I&F Committee with updates on areas of its responsibility, including the CFO, Chief Investment Officer and Treasurer.

Meetings in 2020: 4



2020/2021 Committee Members
(all independent)

1 Mary Schapiro
2 Anne Finucane (Chair)
3 Edward Ludwig

Primary Responsibilities

Pursuant to its charter, the I&F Committee assists the Board in its oversight of:

- the investment policies, strategies, programs and portfolio of CVS Health and its subsidiaries;
- the approval of investment transactions on behalf of the Company that exceed any delegated authority;
- investment portfolio transactions made on behalf of CVS Health and its subsidiaries;
- the performance of the investment portfolios of CVS Health and its subsidiaries;
- the Company's processes for managing the finances of its employee pension and defined contribution benefit plans;
- the Company's capital plan, including the review of significant financial policies and matters of financial corporate governance, such as the Company's dividend policy, share repurchase program and credit facilities and the issuance or retirement of debt and other securities;
- significant multi-year strategic capital project expenditures and management;
- the review and approval of the Company's decision to enter into swap transactions that are not cleared and are not traded on a designated contract market or swap execution facility, including establishing policies governing the use of such swaps; and
- the Company's stock repurchase programs, including assessing whether to recommend modification to such programs to the Board.

Investment and Finance Committee Activities in 2020

The I&F Committee met four times in 2020. Except for one absence by one Committee member due to an unavoidable conflict, each member of the I&F Committee attended all of its meetings while he or she was a member. The I&F Committee spent significant time focused on investment management updates and our capital allocation plans, including three capital management transactions during 2020 contributing to the repayment of $4.25 billion in net debt and significant savings in go-forward interest payments. The I&F Committee reviewed the Company's 2020 investment performance as well as an in-depth study of the Company's investment assets. The I&F Committee also reviewed reports from our treasury department and regularly meets individually with members of management, including the Treasurer and Aetna's Chief Investment Officer. The I&F Committee reviewed quarterly investment reports and capital allocation reports, as well as various finance programs of the Company, such as sale-leasebacks and certain reinsurance transactions, and made recommendations to authorize resolutions for the Company's investment and finance activity. The I&F Committee also reviews reports on investments made by the Company's pension plan and its 401(k) plans.

Nominating and Corporate Governance Committee

Each member of the N&CG Committee is independent of the Company and management under applicable SEC rules and the Corporate Governance Standards of the NYSE Listed Company Manual. The Board has approved a charter for the N&CG Committee, which can be viewed on our website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx and also is available to stockholders without charge upon request to our Corporate Secretary. At its meetings, various members of management provide the N&CG Committee with updates on areas of its responsibility, including the General Counsel, the Corporate Secretary and Chief Governance Officer, the Senior Vice President of Government Affairs, the Senior Vice President of CSR and Philanthropy, and Chief Sustainability Officer, the CIO and the CISO.

Meetings in 2020: 5



2020/2021 Committee Members (all independent)

1 David Dorman
2 William Weldon
3 Nancy-Ann DeParle (Chair)
4 Fernando Aguirre
5 David Brown

Primary Responsibilities

Pursuant to its charter, the N&CG Committee has responsibility for:

- identifying individuals qualified to become Board members consistent with criteria approved by the Board;
- recommending to the Board director nominees for election at the next annual or special meeting of stockholders at which directors are to be elected or to fill any vacancies or newly-created directorships that may occur between such meetings;
- recommending directors for appointment to Board Committees;
- making recommendations to the Board as to determinations of director independence;
- evaluating Board and Committee performance;
- the oversight of our information governance framework, including our privacy and information security programs, as well as the cybersecurity aspects of our information security program and cybersecurity risk exposures;
- the review and ratification of any related person transactions in accordance with our policy on such matters;
- considering matters of corporate governance and reviewing, at least annually, our Corporate Governance Guidelines and overseeing compliance with such Guidelines; and
- reviewing and considering our policies and practices on issues relating to corporate social responsibility, charitable contributions, political spending practices and other significant public policy issues.

Nominating and Corporate Governance Committee Activities in 2020

The N&CG Committee met five times in 2020. Except for one absence by one Committee member due to an unavoidable conflict, each member of the N&CG Committee attended all of its meetings while he or she was a member. Throughout the year, the N&CG Committee evaluated, and continues to evaluate, potential candidates for future election to the Board. In addition, the N&CG Committee reviewed the Company's political activities and expenditures in depth, considered significant public policy issues and government affairs' priorities and activities, reviewed the Company's corporate social responsibility framework and the Company's charitable contribution budget. The N&CG Committee also oversaw the evaluation process for the Board and its Committees in 2020, which consisted of an in-depth interview of each director by an independent third party. At the completion of the interview process, the third party reviewed the results with the Committee and the Board, which resulted in a number of enhancements to the Board and Committee meeting processes. In addition, the N&CG Committee received updates about legal and regulatory developments concerning corporate governance and business and trends in the health care industry, stockholder engagement strategy, as well as updates on the proxy season and stockholder communications. The N&CG Committee also has responsibility for oversight of cybersecurity and information governance, including privacy and information security, an area which several Committee members have expertise, and receives regular updates from the CIO and CISO. The N&CG Committee reviewed and approved our Related Person Transaction Policy, made recommendations regarding the director slate, Committee composition, independence determinations and Audit Committee financial experts. In early 2020, the N&CG Committee made recommendations regarding a reduction in the size of the Board, in response to stockholder feedback and in furtherance of corporate governance best practices.

Management Planning and Development Committee

Each member of the MP&D Committee is independent of the Company and management under applicable SEC rules and the Corporate Governance Standards of the NYSE Listed Company Manual. The Board has approved a charter for the MP&D Committee, which can be viewed on our website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx and also is available to stockholders without charge upon request to our Corporate Secretary. No MP&D Committee member participates in any of our employee compensation programs and none is a current or former officer or employee of CVS Health or its subsidiaries. At MP&D Committee meetings, non-members, such as the CEO, the CFO, the Chief Accounting Officer, the CPO, the Corporate Secretary and Chief Governance Officer, other senior human resources and legal officers, or external consultants, may be invited to provide information, respond to questions and provide general staff support. However, no CVS Health executive officer is permitted to be present during any discussion of his or her compensation or performance, and the MP&D Committee regularly exercises its prerogative to meet in executive session without management.

Meetings in 2020: 6



2020/2021 Committee Members
(all independent)

1 Roger Farah
2 Tony White
3 David Brown (Chair)
4 William Weldon
5 Anne Finucane
6 David Dorman

Primary Responsibilities

Pursuant to its charter, the MP&D Committee:

- oversees our compensation and benefits policies and programs generally;
- evaluates the performance of designated senior executives, including the CEO;
- in consultation with our other independent directors, oversees and sets compensation for the CEO;
- oversees and sets compensation for our designated senior executives;
- reviews and recommends to the Board compensation (including cash and equity-based compensation) for our non-employee directors; and
- prepares and recommends to the full Board for inclusion in this and each other applicable proxy statement a compensation committee report. The Compensation Committee Report for this proxy statement is on page 43.

The MP&D Committee may delegate its authority relating to employees other than executive officers and directors as it deems appropriate and may also delegate its authority relating to ministerial matters.

Management Planning and Development Committee Activities in 2020

The MP&D Committee met six times in 2020. Except for one absence each by two members of the MP&D Committee due to unavoidable conflicts, each member of the MP&D Committee attended all of its meetings while he or she was a member. In addition to reviewing the independence of its advisor as described below, the MP&D Committee devoted substantial time to its oversight of the Company's compensation and benefit programs as part of its annual governance process. This review is aimed at ensuring that the Company is providing its employees with compensation and benefit programs that are appropriate. The MP&D Committee received updates on compensation trends and legislative and regulatory developments. The MP&D Committee devoted considerable time to CVS Health's stockholder outreach efforts and the feedback received from investors. The MP&D Committee also reviewed director compensation. The MP&D Committee's review of executive compensation matters and its decisions, including changes made in response to input from our stockholders, is discussed in the Compensation Discussion and Analysis ("CD&A") beginning on page 44 of this proxy statement.

Compensation Risk Assessment

The MP&D Committee is responsible for reviewing and assessing potential risk arising from the Company's compensation policies and practices. In 2020, the Company performed a comprehensive risk assessment of its compensation policies and practices to ascertain any potential material risks that may be created by its compensation programs. The Company's assessment included all major components of the Company's compensation programs, including: the mix between annual and long-term compensation; short-term incentive program design; long-term incentive program performance measures; incentive plan performance criteria and corresponding objectives; a comparison of the Company's programs with those of its peers; the Company's severance and change-in-control policies; its recoupment policy; its share retention requirements and ownership guidelines; and the Internal Audit Department's review of the controls regarding the Company's long-term incentive program. The MP&D Committee considered the findings of the assessment and concluded that the Company's compensation programs are aligned with the interests of its stockholders, appropriately reward pay for performance, and do not promote excessive risk-taking.

Independent Compensation Consultant

Under its charter, the MP&D Committee has the authority to retain outside consultants or advisors it deems necessary to provide desired expertise and counsel. Exequity LLP served as the independent compensation consultant through August 2020. Exequity provided no other services to the Company and was paid $217,136 for services in 2020. The MP&D Committee determined during its annual evaluation that Exequity is independent and that the consultant's work does not raise any conflicts of interest.

During the summer of 2020, the MP&D Committee initiated a request-for-proposal process with multiple firms to select its next independent compensation consultant. The MP&D Committee, along with representatives from management, conducted interviews with several firms before ultimately retaining Korn Ferry as its independent compensation consultant effective October 2020. As part of its analysis, the MP&D Committee considered that Korn Ferry provides services to management, including leadership development, executive searches and assessments. The Company also uses a proprietary Korn Ferry licensed competency product. Fees paid to Korn Ferry in 2020 for these other services, the majority of which were performed before the MP&D Committee retained Korn Ferry, were $4,452,981. The MP&D Committee has determined that Korn Ferry is independent and its work for the Company does not raise any conflicts of interest. The MP&D Committee reached this determination by reviewing the fees paid to Korn Ferry and evaluating its work under applicable SEC and NYSE rules on conflicts of interest and independence. This evaluation included considering all of the services provided to the Company, the amount of fees received as a percentage of Korn Ferry's annual revenue, its policies and procedures designed to prevent conflicts of interest and maintain independence, any business or personal relationships between Korn Ferry and the members of our MP&D Committee or executive officers and any ownership of our stock by Korn Ferry's team that provided any executive and director compensation services. The MP&D Committee has implemented a process to approve fees for any non-compensation consulting in advance to insure that Korn Ferry remains independent. Fees paid for services in 2020 to Korn Ferry for compensation consulting to the MP&D Committee, which commenced in October 2020, were $93,250.

During 2020, the MP&D Committee's independent compensation consultants:

- Collected, organized and presented quantitative competitive market data for relevant competitive peer groups with respect to executive officers' target, annual and long-term compensation levels;
- Developed and delivered to the MP&D Committee an annual briefing on legislative and regulatory developments and trends in executive compensation and their implications for CVS Health;
- Provided guidance, including relevant competitive market data, in support of discussions related to the design of the Company's long-term incentive program; and
- Analyzed market data and provided recommendations for non-employee director compensation to the MP&D Committee for approval by the Board.

The MP&D Committee believes that the advice it received from its independent compensation consultants is objective and not influenced by any other business relationship. The MP&D Committee and its independent compensation consultant have policies and procedures in place to preserve the objectivity and integrity of the compensation consulting advice, including:

- The MP&D Committee has the sole authority to retain and terminate the compensation consultant;
- The compensation consultant reports to the MP&D Committee Chair and has direct access to the MP&D Committee without management involvement;
- While it is necessary for the compensation consultant to interact with management to gather information, the MP&D Committee determines if and how the compensation consultant's advice can be shared with management; and
- The MP&D Committee regularly meets with the compensation consultant in executive session, without management present, to discuss recommendations.

Compensation Committee Interlocks and Insider Participation

As of March 17, 2021, the members of the MP&D Committee are Mr. Brown (Chair), Ms. Finucane and Messrs. Dorman, Farah, Weldon and White. None of the members of the MP&D Committee has ever been an officer or employee of the Company. There are no interlocking relationships between any of our executive officers and any MP&D Committee member.

Medical Affairs Committee

Each member of the Medical Affairs Committee is independent of the Company and management under applicable SEC rules and the Corporate Governance Standards of the NYSE Listed Company Manual. The Board has approved a charter for the Medical Affairs Committee, which can be viewed on our website at https://investors.cvshealth.com/investors/corporate-governance/documents/default.aspx and also is available to stockholders without charge upon request to our Corporate Secretary.

In light of the Company's expanded offerings throughout the spectrum of health care, the Medical Affairs Committee was formed in March 2016 and renamed in November 2018. The Medical Affairs Committee focuses on oversight of the Company's medical- and pharmacy-related strategies and initiatives, matters relating to the advancement of quality of pharmacy and medical care, patient safety and patient experience, the enhancement of access to cost-effective quality health care and the promotion of member health.

Meetings in 2020: 4



2020/2021 Committee Members
(all independent)

1 Roger Farah
2 Nancy-Ann DeParle
3 Tony White (Chair)
4 Alecia DeCoudreaux
5 Jean-Pierre Millon

Primary Responsibilities

Pursuant to its charter, the Medical Affairs Committee:

- reviews significant medical, pharmacy and other health-related strategies and initiatives of the Company, and matters concerning efforts to (1) advance the quality of pharmacy and medical care, patient safety and experience, (2) enhance access to cost-effective quality health care and (3) promote member health;

- reviews the Company's medical, pharmacy and other strategies and initiatives designed to foster health care innovation, lower patient costs and improve the delivery of clinic, in-home and other health care solutions;

- reviews matters and receives reports concerning the quality performance of the Company's (1) pharmacy and medical care activity, such as (a) dispensing, compounding and infusion services and (b) nursing and medical clinic operations; (2) patient safety and experience; (3) management of claims against the Company related to pharmacy services and health care provided by the Company; and (4) management of regulatory activity related to pharmacy and health care; and

- takes such other actions and performs such services as may be referred to it from time to time by the Board, including the conduct of special reviews as it may deem necessary or appropriate to fulfill its responsibilities.

Medical Affairs Committee Activities in 2020

The Medical Affairs Committee met four times in 2020. Except for one absence by one Committee member due to an illness, each member of the Medical Affairs Committee attended all of its meetings while he or she was a member. The Medical Affairs Committee's meetings focused on a wide variety of matters related to the Company's provision of health care services across the enterprise, including retail, mail, specialty and long-term care pharmacy, retail clinic services provided by MinuteClinic and complex medical claims issues concerning Aetna. The Medical Affairs Committee reviewed various issues related to patient safety, including matters related to the Company's efforts to address prescription opioid misuse and abuse. The Medical Affairs Committee also received updates on claims against the Company related to pharmacy services and health care provided by the Company, as well as the steps being taken to minimize and mitigate those claims. In light of the COVID-19 pandemic, the Medical Affairs Committee was updated on the Company's COVID-19 testing programs and its plans for COVID-19 vaccine administration. The Medical Affairs Committee also was briefed on quality and safety matters regarding physician utilization management decisions. The Medical Affairs Committee received reports regarding various lines of business across the enterprise and other efforts to measure and improve patient safety and clinical effectiveness.

Executive Committee

At all times when the Board is not in session, the Executive Committee may exercise many of the powers of the Board, as permitted by applicable law.

The Executive Committee did not meet during 2020.

Ms. Lynch joined the Executive Committee in February 2021, when she became President and CEO and joined the Board, replacing Mr. Merlo.

Meetings in 2020: None



2021 Committee Members	2020 Committee Members
1 Edward Ludwig	Edward Ludwig
2 Anne Finucane	Anne Finucane
3 Karen Lynch	Larry Merlo
4 David Dorman (Chair)	David Dorman (Chair)
5 Nancy-Ann DeParle	Nancy-Ann DeParle
6 Tony White	Tony White
7 David Brown	David Brown

Joining		**Retiring**
Karen Lynch		Larry Merlo

Board Meetings and Attendance

During 2020, there were eight meetings of the Board. Directors are expected to make every effort to attend the Annual Meeting, all Board meetings and the meetings of the committees on which they serve. All of our directors at the time of our 2020 Annual Meeting of Stockholders attended the Annual Meeting. In 2020, all director nominees attended more than 90% of the meetings of the Board and the committees of which he or she was a member, with attendance averaging well over 95%.

One Board meeting was our annual meeting of independent directors, with all independent Board members in attendance. The independent directors also regularly hold executive sessions during regularly scheduled Board meetings in which our management does not participate.

Non-Employee Director Compensation

CVS Health's approach to compensating non-employee directors for Board service is to provide directors with an annual retainer comprised of a mandatory 75% paid in shares of our common stock and 25% paid in cash (or up to 100% stock at the director's election). The payment of a significant portion of the annual retainer, and additional retainers as outlined below, in our common stock is consistent with our policy of using equity compensation to better align directors' interests with stockholders. This also enhances the directors' ability to meet and continue to comply with our stock ownership guidelines, which are described below.

For the 2020-2021 Board year, the total annual retainer for non-employee directors was $310,000, consisting of shares of our stock valued at $232,500 (the mandatory annual stock retainer) and a cash payment of $77,500 (unless the director elected to receive up to 100% of the annual retainer in shares of our common stock).

Additional retainers were paid to the Chairs of the committees and the Board as follows: Audit, $25,000; I&F, $15,000; MP&D, $20,000; Medical Affairs, $15,000; N&CG, $15,000; and independent Chair of the Board, $275,000. No additional compensation is paid for service on the Executive Committee.

At least 75% of each additional retainer must be paid in shares of our common stock, with the remaining 25% paid in cash, unless the director elects to be paid an additional percentage in shares. Each retainer was paid in two equal installments, in May and November of 2020. Directors may elect to defer receipt of shares, and deferred shares are credited with dividend reinvestment shares to the extent dividends are paid to stockholders. There are no meeting fees.

Ad hoc committees may be established from time to time and members may receive additional compensation for their services as approved by the Board; such compensation, if paid, will be reported in the proxy statement in the applicable year.

In November 2020, the MP&D Committee and Korn Ferry reviewed a director compensation study prepared by Korn Ferry, and the Board approved the compensation package for non-employee Directors for the 2021-2022 Board year. The Board annual retainer will remain at $310,000, with at least 75% paid in stock, and all of the Chair retainers will remain the same as the current Board year.

Non-Employee Director Retainer Mix

75%
Mandatory Annual Stock
Retainer $232,500

25%
Annual Cash Retainer
(Stock at Director Election) $77,500

All Other Non-Employee Director Compensation and Benefits

Directors are eligible to participate in the employee discount program in the Company's stores and are subject to the same terms of the program as our employees. Directors are generally reimbursed for business expenses incurred directly in connection with their roles and duties on the Board, such as travel, meals, lodging and executive support.

The following table shows amounts paid to each of our non-employee directors in 2020.

Non-Employee Director Compensation – 2020

Name	Fees Earned and Paid in Cash[1] ($)	Cash Fees Elected to be Paid in Stock[1] ($)	Stock Awards[2] ($)	All Other Compensation ($)	Total ($)
Fernando Aguirre	77,547	—	232,453	—	310,000
C. David Brown II	82,572	—	247,428	—	330,000
Alecia A. DeCoudreaux	77,500	—	232,500	—	310,000
Nancy-Ann M. DeParle	81,365	—	243,635	—	325,000
David W. Dorman	108	146,142	438,750	—	585,000
Roger N. Farah	—	77,500	232,500	—	310,000
Anne M. Finucane	81,250	—	243,750	—	325,000
Edward J. Ludwig	83,750	—	251,250	—	335,000
Jean-Pierre Millon	77,547	—	232,453	—	310,000
Mary L. Schapiro	41	77,459	232,500	—	310,000
William C. Weldon	—	77,500	232,500	—	310,000
Tony L. White	81,365	—	243,635	—	325,000

[1] The amounts shown include cash payments made in lieu of fractional shares to Mmes. DeParle and Schapiro, and Messrs. Aguirre, Brown, Dorman, Millon and White.

[2] These awards are fully vested at grant and the amounts shown represent both the fair market value and the full fair value at grant. During 2020, each director receiving a 12-month retainer received 3,617 shares of stock with a total value of $232,500 (the mandatory annual stock retainer) on the date of grant; each director electing to receive the remaining annual retainer in stock also received 1,206 shares valued at $77,500 on the date of grant. As of December 31, 2020, our directors had deferred receipt of shares of Company common stock as follows: Mr. Brown, 63,059 shares; Ms. DeCoudreaux, 18,964 shares; Ms. DeParle, 3,215 shares; Mr. Dorman, 18,187 shares; Mr. Farah, 10,112 shares; Ms. Finucane, 9,960 shares; Mr. Ludwig, 3,943 shares; Ms. Schapiro, 11,694 shares; and Mr. Weldon, 33,075 shares.

Audit Committee Matters

Ratification of the Appointment of Our Independent Registered Public Accounting Firm for 2021

The Audit Committee of the Company's Board of Directors has appointed Ernst & Young LLP ("Ernst & Young"), an independent registered public accounting firm, to audit the financial statements of the Company for the fiscal year ending December 31, 2021 and recommended to our full Board that it approve that appointment. We are submitting the appointment by the Audit Committee to you for your ratification.

The Board of Directors unanimously recommends a vote FOR this proposal.

Audit Committee Report

During the 2020-2021 Board year, the Audit Committee was composed of five independent directors. Set forth below is the report of the Audit Committee on its activities with respect to CVS Health's audited financial statements for the fiscal year ended December 31, 2020 (the audited financial statements).

- The Audit Committee has reviewed and discussed the audited financial statements with management;
- The Audit Committee has discussed with Ernst & Young, CVS Health's independent registered public accounting firm, the matters required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC:
- The Audit Committee has received the written disclosures and the letter from Ernst & Young pursuant to applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young its independence from the Company; and
- Based on the review and discussions referred to above and relying thereon, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in CVS Health's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, for filing with the SEC.

Edward J. Ludwig (Chair)   **Fernando Aguirre**   **Alecia A. DeCoudreaux**   **Jean-Pierre Millon**   **Mary L. Schapiro**

Independent Registered Public Accounting Firm Independence and Fee Approval Policy

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. The Audit Committee has retained Ernst & Young as CVS Health's external audit firm since September 2007. In order to assure continuing external auditor independence, the Audit Committee periodically considers whether there should be a rotation of the audit firm. Further, in conjunction with the mandated rotation of the external audit firm's lead engagement partner, the Audit Committee and its Chair are directly involved in the selection of Ernst & Young's new lead engagement partner. Based on its most recent evaluation of Ernst & Young, the members of the Audit Committee believe that the continued retention of Ernst & Young to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its stockholders. Among the factors considered by the Audit Committee in reaching this recommendation are the following: the quality of Ernst & Young's staff, work and quality control; its capability and technical expertise, given the complexity of the Company's business; its independence from the Company; the quality and candor of its communications with the Company and the Audit Committee; and the benefits of its tenure as auditors, including enhanced audit quality and competitive fees.

All audit services, audit-related services, tax services and other services provided to the Company by Ernst & Young were pre-approved by the Audit Committee, and the Audit Committee is ultimately responsible for audit fee negotiations associated with the retention of Ernst & Young. The Audit Committee has considered whether Ernst & Young's provision of services is compatible with maintaining Ernst & Young's independence. The Audit Committee's charter requires pre-approval of the audit and non-audit services to be provided by the Company's independent registered public accounting firm. The Audit Committee reviews and approves Ernst & Young's services on an annual basis. During the year, Ernst & Young also may request pre-approval of additional services, and the Audit Committee considers such requests for approval and approves them as circumstances warrant. The Audit Committee charter authorizes the Audit Committee to delegate to one or more of its members authority to pre-approve permitted services, as long as such pre-approvals are reported to the full Audit Committee at its next meeting.

Representatives of Ernst & Young will be at the Annual Meeting to answer your questions and will have the opportunity to make a statement if they so desire.

If you do not ratify the appointment of Ernst & Young, the Audit Committee will reconsider the appointment of Ernst & Young, although in the event of reconsideration the Audit Committee may determine that Ernst & Young should continue in its role. Even if you ratify the appointment of Ernst & Young, the Audit Committee retains its discretion to reconsider Ernst & Young's appointment if it believes that reconsideration is necessary in the best interest of the Company and its stockholders.

Fees of Independent Accounting Firm

The following table summarizes the fees paid to Ernst & Young for services rendered during fiscal 2020 and 2019.

	Fiscal Year Ended 12/31/20 ($)	Fiscal Year Ended 12/31/19 ($)
Audit Fees[1]	24,552,400	25,105,000
Audit-Related Fees[2]	6,760,846	6,167,537
Tax Fees[3]	2,777,006	2,191,851
All Other Fees[4]	—	75,000

[1] Represents the aggregate fees and expenses billed for the audit of our consolidated financial statements and the audit of our internal control over financial reporting, the reviews of the condensed consolidated financial statements included in our Quarterly Reports on Form 10-Q, services provided in connection with statutory audits, regulatory filings and other audits for the year, and consultations on technical matters.

[2] Represents the aggregate fees billed for audit and other services that are typically performed by auditors, including audits of our employee benefit plans, services provided related to reports on the processing of transactions by servicing organizations, attest services related to financial reporting and compliance, controls assessments, due diligence related to mergers and acquisitions and certain agreed upon procedures reports.

[3] Includes $0 and $150,000 for the years ended December 31, 2020 and 2019, respectively, related to tax compliance and preparation services.

[4] Represents fees related to cybersecurity assessments and simulation exercises.

Executive Compensation and Related Matters

Say on Pay, a Proposal to Approve, on an Advisory Basis, the Company's Executive Compensation

The Board of Directors unanimously recommends a vote **FOR** this proposal.

Background

We are asking our stockholders to approve, on an advisory basis, the compensation paid to our Named Executive Officers, as described in the Compensation Discussion and Analysis and the Executive Compensation sections of this proxy statement. Although the advisory vote is not binding upon the Company, the MP&D Committee (referred to in this Item 3 as the "Committee"), which is responsible for designing and administering our executive compensation program, values our stockholders' views and will continue to consider the outcome of the vote in its ongoing evaluation of our executive compensation program.

At CVS Health, our executive compensation philosophy and practice reflect our unwavering commitment to paying for performance – both short- and long-term. We define performance as the achievement of results measured against challenging internal financial targets that take into account our results relative to that of our peer companies, as well as industry and market conditions. We believe that our multi-faceted executive compensation plans, with their integrated focus on short- and long-term metrics, provide an effective framework by which progress against our strategic goals may be appropriately measured and rewarded.

Our 2020 Vote; Stockholder Outreach

Following our 2020 Annual Meeting of Stockholders, the Committee considered the result of our stockholders' vote and dedicated significant time and effort to its regular, comprehensive review of the Company's executive compensation program. We were disappointed to receive low support and sought feedback from stockholders to better understand what motivated their votes and what actions we could take to address their concerns. In the latter part of 2020 and early 2021, management reached out to stockholders representing approximately 52% of our outstanding shares and held calls with holders of nearly 40% of our outstanding shares. The Chair of the Committee or the Independent Chair of the Board, who is also a member of the Committee, participated in engagements with stockholders representing approximately 30% of our outstanding shares. We also held calls with both leading proxy advisory firms and the Chair of the Committee participated in these calls.

During our calls with stockholders, we specifically requested feedback on our executive compensation program given the low support received in 2020, and solicited perspectives on a range of other relevant topics. While stockholders were generally supportive of our executive compensation program and approved our 2020 proposals to increase the number of shares for issuance under our 2017 Incentive Compensation Plan and our 2007 Employee Stock Purchase Plan, they also expressed concern over the one-time acceleration of the annual PSU awards granted to our then CEO and current General Counsel in August 2019, which were expected to be granted in 2020. That decision was based on the unique circumstances at the time and we did not intend to continue this practice, nor is it one that we have undertaken in the past. However, based on the feedback we heard from stockholders, we determined that it would be beneficial to our stockholders for CVS Health to specifically commit that for at least a five-year period beginning in 2020, we will not front-load or accelerate the timing of our normal course annual equity grants for executive officers.

The Board and Committee continue to strongly believe that our compensation program's design is a significant contributor to the Company's success and is highly aligned with stockholder interests. The Committee implemented several changes to our 2020 compensation plan design aimed principally at enhancing the design of the Company's performance-based equity awards and increasing overall transparency, including:

- For at least a five-year period beginning in 2020, we will not front-load or accelerate the timing of our normal course annual equity grants for executive officers;
- Maximum payout under the PSUs was reduced from 250% to 200%;
- No upward modifier will be applied to the PSUs if our absolute TSR is negative; and
- PSU award agreements were modified to include forfeiture/clawback provisions in the event of detrimental conduct.

It remains critical that the Company has an executive compensation program that appropriately attracts, retains and incents management while aligning pay with performance, driving long-term value creation and reflecting the views of stockholders. We will continue to explore ways that we can implement changes to the program desired by stockholders while preserving the program's general design and value to CVS Health and our stockholders.

Our 2020 Performance and Pay Actions

The Company delivered results above our expectations for 2020 at a time of unprecedented challenges and uncertainty - a testament to our strategy and diversified health services model. Revenues grew 4.6% and GAAP diluted earnings per share and adjusted earnings per share were $5.47 and $7.50[1], respectively. We returned more than $2.6 billion to stockholders through cash dividends during 2020. We remained focused on achieving our target debt leverage ratio through disciplined capital allocation and repaid $4.25 billion in net debt in 2020.

With respect to 2020 pay actions, the Committee took the following actions:

COVID-19

- Made no changes to performance metrics approved in February 2020 or targets approved in March 2020.
- Kept performance targets consistent with corporate goals communicated to investors in February 2020.

2020 Management Incentive Plan ("MIP")

- Reduced the formulaic result of MIP payouts from 134.7% to 120% to offset favorability due to COVID-19 that was unrelated to management's actions to launch new products and services, including testing and vaccinations.

Payouts for the 2018-2020 Long-Term Performance awards

- EBITDA PSU Awards – 0% payout because the Company did not meet the PSU Adjusted EBITDA threshold set at the time of the grant. The 2018 EBITDA PSUs included a 50% floor for recipients who were not members of the executive leadership team at the time of grant, including Dr. Lotvin. The floor, which was intended to support retention as we transitioned from RSUs to PSUs, was not provided to our most senior leaders including NEOs. Vesting of Dr. Lotvin's 1,506 PSUs occurred on April 1, 2021 and will settle in shares of CVS Health common stock, net of taxes. None of the other NEOs received a payment in respect of the 2018 EBITDA PSUs.
- Transaction-related synergies PSU Awards – 150% based on delivering above target synergies of more than $900 million and application of relative TSR modifier, which resulted in a 25% reduction in payout level.

[1] Adjusted earnings per share is a non-GAAP financial measure. For more information, see Annex A to this proxy statement.

Conclusion; Resolution

We urge stockholders to read the letter from the Committee found on page 42 and the CD&A beginning on page 44 of this proxy statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative disclosures appearing on pages 70-82, which provide detailed information on the compensation of our Named Executive Officers.

The Committee and the Board of Directors believe that the policies and procedures articulated in the CD&A are effective in achieving our goals and that the compensation of our Named Executive Officers reported in this proxy statement has contributed to CVS Health's long-term success. Additionally, we believe the 2020 pay outcomes demonstrate alignment between pay and performance and that the changes we made to our compensation program are consistent with your input and aligned to the Company's growth strategy.

Stockholders are being asked to vote on the following resolution:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the CVS Health executive officers named in the Summary Compensation Table, as disclosed pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures)."

Letter from the Management Planning and Development Committee



Dear CVS Health Corporation Stockholder,

As the members of the Board's Management Planning and Development Committee (for purposes of this letter, the "Committee"), we endeavor to design and implement a competitive compensation program that aligns pay and performance, supports our long-term strategic goals and drives stockholder value. This framework was of particular importance in 2020, an unparalleled year in which the Company navigated the health, social and economic impacts of the COVID-19 pandemic. It was also a year of transition and transformation for the Company with the announcement that Karen Lynch would succeed Larry Merlo as President and CEO. As CVS Health continues into its next era of growth, our executive compensation program will remain essential to accelerating the value we bring to all of our stakeholders.

The outcome of our 2020 say on pay vote was disappointing and signaled that our stockholders had concerns with certain aspects of our executive compensation program. Over the past year, we dedicated significant time and effort to our regular, comprehensive process of reviewing the executive compensation program. In the course of evaluating the program, we sought to understand stockholders' perspectives and motivations for their votes in order to constructively respond. We gathered feedback through an extensive outreach effort, which included stockholders who voted against our say on pay proposal. Our Board Chair and Committee Chair participated in many of these meetings, and found the thoughtful feedback shared by investors helpful as we seek to maintain an executive compensation program that incents management to remain focused on drivers of sustainable performance over the long-term.

While many stockholders indicated they supported the overall structure of our compensation program, a large number reiterated their views that we should not accelerate the timing of grants of normal course annual equity awards in the future. Although there was no intention to continue that practice, based on that feedback, we determined that it would be beneficial to our stockholders for CVS Health to specifically commit that for at least the five-year period beginning in 2020, we will not front-load or accelerate the timing of our normal course annual equity grants for executive officers. We also heard appreciation for changes we made to our PSUs, including reducing the maximum payout from 250% to 200%, providing that no positive adjustment will be made under the relative TSR modifier in the event absolute TSR is negative and strengthening the forfeiture provisions in our PSU award agreements to include detrimental conduct. In addition, despite the business and financial impact caused by the COVID-19 pandemic, the Committee did not make any changes to previously approved metrics and kept 2020 performance year targets consistent with those set in the beginning of the year which were consistent with the goals we communicated to our investors in February 2020 prior to the onset of the COVID-19 pandemic. Lastly, the Committee adjusted the payout of the 2020 Management Incentive Plan downward to offset for favorability due to the COVID-19 pandemic that was unrelated to management's actions to launch new products and services, including in-store testing and vaccinations.

Our compensation program reflects a number of substantive enhancements that were made over the past several years based on stockholder feedback and in support of CVS Health's core compensation principles, including linking pay to performance. This evolution has allowed the compensation program to remain effectively aligned with our long-term strategy, and we have tremendous confidence in the abilities of our leadership team to execute that strategy as it transforms the consumer health care experience.

Our Committee is and will remain firmly committed to the ongoing evaluation and improvement of our executive compensation program, informed by an ongoing discussion with our stockholders. We look forward to this dialogue and encourage you to reach out with any questions or concerns related to our program before making your voting decision. Thank you again for your continued support and investment in CVS Health.

Compensation Committee Report

We met with management to review and discuss the Compensation Discussion and Analysis (the "CD&A"). Based on that review and discussion, we recommended to the Board that the CD&A be included in this proxy statement.

Roger N. Farah

Tony L. White

C. David Brown II
(Chair)

William C. Weldon

Anne M. Finucane

David W. Dorman

Compensation Discussion and Analysis

The Compensation Discussion and Analysis explains how our executive compensation programs are designed and operate with respect to our named executive officers ("NEOs" or "Named Executive Officers"), who for 2020 are:



Larry J. Merlo
President and Chief Executive Officer through January 31, 2021

Prior Roles Mr. Merlo served as President and Chief Executive Officer of CVS Health from 2011–2021. Mr. Merlo's career spanned over 40 years and included a number of senior executive positions with the Company including President and Chief Operating Officer, President of CVS Pharmacy and Executive Vice President – Stores.

Mr. Merlo's at-risk compensation was lower than other NEOs because Mr. Merlo did not receive a PSU award in 2020. Mr. Merlo's at-risk compensation at target is ~90% and has averaged ~92% during his tenure as CEO.



84% at-risk

2020 Earned Compensation
Base Salary $1.63 million (remained flat; last increase effective in 2015)

Annual Cash Incentive (MIP) $4.694 million (equal to 120% funding for Company, with an individual performance rating of 120%, based on target at 200% of salary).

2020 Granted Compensation
Equity Awards $4.25 million grant date fair value granted as 100% stock options. Mr. Merlo did not receive a PSU award in 2020.



Eva C. Boratto
EVP and Chief Financial Officer

Current and Prior Roles Ms. Boratto serves as Executive Vice President and Chief Financial Officer of CVS Health and is responsible for all aspects of the Company's financial strategy and operations, including accounting and financial reporting, investor relations, mergers and acquisitions, treasury and capital planning, investments, risk management, tax, budgeting and planning, and procurement. Ms. Boratto has an extensive financial background that spans more than 20 years and includes senior positions in both the pharmaceutical manufacturing and pharmacy benefit management ("PBM") industries, along with other health care finance roles.



89% at-risk

2020 Earned Compensation
Base Salary $1.0 million (with salary increase from $850,000 effective in April 2020)

Annual Cash Incentive (MIP) $1.819 million (equal to 120% funding for Company, with an individual performance rating of 105%, based on target at 150% of salary).

2020 Granted Compensation
Equity Awards $6.0 million grant date fair value granted as 75% PSUs and 25% stock options.



Karen S. Lynch
EVP and President of Aetna through January 31, 2021 and CVS Health President and CEO as of February 1, 2021

Current and Prior Roles Ms. Lynch has over three decades of experience in the health care industry. Under her leadership, CVS Health touches the lives of more than 100 million people each year through its unique combination of assets. Prior to becoming President and Chief Executive Officer, she was Executive Vice President, CVS Health and President of Aetna and responsible for driving the strategy to deliver consumer-focused, high-value health care to the millions of people Aetna serves.



89% at-risk

2020 Earned Compensation
Base Salary $1.2 million

Annual Cash Incentive (MIP) $2.538 million (equal to 120% funding for Company, with an individual performance rating of 120%, based on target at 150% of salary).

2020 Granted Compensation
Equity Awards $7.5 million grant date fair value granted as 75% PSUs and 25% stock options.



Alan M. Lotvin, M.D.
EVP and President of CVS Caremark

Current and Prior Roles Dr. Lotvin is Executive Vice President of CVS Health and President of Pharmacy Services, which includes the Company's PBM and specialty pharmacy businesses. Dr. Lotvin has extensive experience in the PBM and specialty pharmacy industries. Before joining the Company, Dr. Lotvin was President and Chief Executive Officer of ICORE Healthcare, a Magellan Health Services company, and prior to that, Dr. Lotvin held senior positions in the PBM industry.



89% at-risk

2020 Earned Compensation

Base Salary $850,000

Annual Cash Incentive (MIP) $1.577 million (equal to 120% funding for Company, with an individual performance rating of 110%, based on target at 150% of salary).

2020 Granted Compensation Equity Awards $5.0 million grant date fair value granted as 75% PSUs and 25% stock options.



Jonathan C. Roberts
EVP and Chief Operating Officer

Current and Prior Roles Mr. Roberts serves as Executive Vice President and Chief Operating Officer of CVS Health. In this role, Mr. Roberts has responsibility for our new vaccine and testing business, information technology and the long-term care business. Mr. Roberts has over 40 years of pharmacy health care experience. Prior to assuming the Chief Operating Officer role for CVS Health in March 2017, Mr. Roberts served as President of CVS Caremark.



91% at-risk

2020 Earned Compensation

Base Salary $1.2 million (remained flat, last increase effective in April 2018)

Annual Cash Incentive (MIP) $3.024 million (equal to 120% funding for Company, with an individual performance rating of 120%, based on target at 175% of salary).

2020 Granted Compensation Equity Awards $8.5 million grant date fair value granted as 75% PSUs and 25% stock options.

Leadership Transition

After more than 40 years of service with the Company, Larry J. Merlo stepped down from his role as President and CEO on January 31, 2021 and will not stand for re-election to the Board of Directors at the Annual Meeting. Mr. Merlo will continue as a Strategic Advisor through his retirement date on May 31, 2021.

Karen S. Lynch succeeded Mr. Merlo as President and CEO on February 1, 2021. This leadership change was the result of a thorough, multi-year succession process led by the Board of Directors.

The MP&D Committee did not award Ms. Lynch any special or additional equity grants or bonuses in connection with her promotion. Ms. Lynch's compensation arrangement is described beginning on page 64. Similarly, Mr. Merlo did not receive any additional compensation upon his change in role or in connection with his retirement. With respect to Mr. Merlo, the announcement of his retirement resulted in a required change to the actuarial assumptions used for the supplemental executive retirement plan ("SERP"), a legacy program that was closed to new participants in 2010, resulting in an increase in the reported value. The underlying value of Mr. Merlo's benefit did not change, Mr. Merlo did not accrue any additional benefits under the SERP in 2020, and his lump sum benefit projection includes a decrease from the prior year as a result of the application of mortality table assumptions.

Compensation Discussion and Analysis

The CD&A is organized into the following sections:

Summary

Our Executive Compensation Core Principles

Although we consider a number of factors in our pay decisions, five core principles drive our executive compensation philosophy:

 **Support, Communicate and Drive Achievement** of our business strategies and goals

 **Attract and Retain** the highest-caliber executive officers by providing compensation opportunities comparable to those offered by other companies with which we compete for business and talent

 **Reward Achievement** of short-term results as well as long-term stockholder value creation

 **Motivate High Performance** from executive officers in an incentive-driven culture by delivering greater rewards for superior performance and reduced awards for underperformance

 **Align Interests** of our executive officers and our stockholders and foster an equity ownership environment

Management and the MP&D Committee believe these principles motivate our executive officers to take personal responsibility for the performance of the business and deliver long-term stockholder value, consistent with CVS Health's values of Innovation, Collaboration, Caring, Integrity and Accountability.

Stockholder Outreach and Consideration of 2020 Say On Pay Vote

Addressing the 2020 Say on Pay Vote

Our annual say on pay vote is one of our opportunities to receive feedback from stockholders regarding our executive compensation program, and the MP&D Committee takes the result of this vote into account when determining the compensation of the Company's executive officers. We were disappointed to receive low support for our say on pay proposal at the 2020 Annual Meeting. Following the vote, we sought feedback from stockholders to better understand what motivated their votes and what actions we could take to address their concerns related to our executive compensation program. Our MP&D Committee considered the 2020 vote result and the feedback we received as it evaluated the compensation opportunities provided to our executive officers.

Stockholder Engagement

We value an open dialogue with our stockholders, and we believe that regular communication with our stockholders and other stakeholders is a critical part of enabling our long-term success. In the latter part of 2020 and early 2021, at the Board's direction, management reached out to 55 stockholders representing over 52% of our outstanding stock and engaged with 30 holders representing nearly 40% of our outstanding stock. The Chair of the MP&D Committee or the Independent Chair of the Board, who is also a member of the MP&D Committee, participated in engagements with stockholders representing approximately 30% of our outstanding stock. We also held calls with both leading proxy advisory firms and the Chair of the MP&D Committee participated in those calls. During these engagements, we specifically requested feedback regarding our executive compensation program given the low support received in 2020.

In our meetings with stockholders, we were pleased to hear that most stockholders did not have concerns with the structure of our compensation program. Most stockholders we engaged who voted against the 2020 say on pay proposal indicated that the acceleration of the grant timing of our 2020 PSUs to our former CEO and current General Counsel in August 2019 was the basis of their decision to oppose the proposal. The decision to accelerate the grant of the PSU awards was based on the unique circumstances at the time, including the integration of our transformational merger with Aetna. We do not intend to continue this practice, nor is it one that we have undertaken in the past. However, based on the feedback we heard from stockholders, we determined that it would be beneficial to our stockholders to specifically commit that for at least a five-year period beginning in 2020, we will not front-load or accelerate the timing of our normal course annual equity grants for executive officers.

In our meetings with stockholders, we proactively addressed our 2020 compensation program and stockholders expressed appreciation for the changes we made to our PSUs (described in the table below). We also discussed a range of corporate governance and other relevant topics, including those described below.

How We Responded to Stockholder Feedback in 2020

2019 Acceleration of PSU Awards ⧉ See pages 9, 10, 39, 40 for details	The MP&D Committee's decision in 2019 to accelerate the grant of certain 2020 annual PSUs to most effectively align long-term incentives to our integration and other stated initiatives was based on unique circumstances at the time. We do not intend to continue this practice, nor is it one that we have undertaken in the past. No awards were made outside of our annual compensation program in 2020. For at least a five-year period beginning in 2020, we will not front-load or accelerate the timing of our normal course annual equity grants for executive officers.
Long-Term Equity (PSUs) Design ⧉ See pages 59-62 for details	The MP&D Committee approved several enhancements to the design of our PSU awards in 2020: • Maximum payout under the PSUs was reduced from 250% to 200%; • No upward modifier will be applied to the PSUs if our absolute TSR is negative; • The two-year post-vesting holding period for PSUs applies during, and now after, separation of employment; and • PSU award agreements were modified to include forfeiture/clawback provisions in the event of detrimental conduct.

Compensation Discussion and Analysis

Compensation Peer Groups ⧉ **See pages 62-63; 69 for details**	Certain stockholders had questions about our use and the construct of two peer groups as reference points for executive compensation, including a Health Care and Retail Group and a General Industry Group. The MP&D Committee intends to undertake a holistic review of the compensation peer groups in consultation with its new independent compensation consultant and will discuss the results of this review and any corresponding changes to our peer groups in the proxy statement for our 2022 Annual Meeting.
Impact of COVID-19 ⧉ **See pages 50-51 for details**	Amid the unprecedented environment of the COVID-19 pandemic, several stockholders sought to understand how we were responding and encouraged us to be transparent with regard to compensation design and decisions. We focused our resources on the wellbeing and safety of employees, consumers and the communities we serve, and are uniquely positioned to support community health going forward. Despite the challenges presented by the COVID-19 pandemic, the MP&D Committee made 2020 NEO compensation decisions consistent with our executive compensation philosophy: • No changes were made to performance metrics or award values approved in February or targets approved in March 2020; • Performance targets remained consistent with corporate goals communicated to investors in February 2020; • Delayed timing of annual PSU grant from April 2020 to August 2020: • Given the uncertainty caused by COVID-19, the MP&D Committee decided that a delayed PSU grant date would ensure better visibility and clarity around the Company's longer-term direction; • Award values (approved in February) were not adjusted for the higher stock price at the time of the grant; • To mitigate market volatility, we used a 30-day trailing average stock price for the calculation of the number of shares subject to the stock options that were granted to the NEOs on April 1, 2020, resulting in a small reduction in the number of stock options granted; and • Reduced the payout under our 2020 Management Incentive Plan ("MIP") by nearly 15 percentage points to offset for favorability of overall financial results due to the COVID-19 pandemic that was unrelated to management's actions to launch new products and services, including testing and vaccinations.
Diversity and Inclusion ⧉ **See pages 10, 23 for details**	Our stockholders inquired about our commitment to social justice and equity, including the diversity of our workforce, disclosure of diversity data, targets and progress towards our targets. For CVS Health to thrive, it is important to have a workforce that reflects not only our customers, but also the communities in which they live. In addition to the diversity and inclusion actions discussed on page 10, in further support of our commitment to these important issues, we have linked senior executive pay to our diversity commitment to further reinforce its importance and to hold executives accountable for making progress. The 2021 MIP approved by the MP&D Committee includes a diversity metric for our most senior leaders who have the greatest ability to influence the overall hiring, development and promotion of our colleagues. The metric, which will be applied as a modifier (downward only, by as much as negative 10%) to the formulaic results of the MIP, will assess our progress in achieving greater diverse leadership representation during the year as compared to an external benchmark.

Leading Practices In Compensation Programs

The Board is committed to continuing its long-standing practice of soliciting feedback to incorporate stockholder perspectives into our compensation program. Our stockholder outreach provides the Board with valuable insights into our stockholders' perspectives on our executive compensation program and other matters of importance to them. Our pay practices align with our core compensation principles and facilitate our implementation of those principles. They also demonstrate our commitment to sound compensation and governance practices and reflect enhancements made to our compensation program in prior years as a result of stockholder input that currently remain in effect.

We apply leading executive compensation practices

- ✔ Core Executive Compensation Principles Designed to Promote Company Growth
- ✔ Performance Measures Aligned with Stockholder Interests
- ✔ Majority of the Total Compensation Opportunity is Performance-Based
- ✔ No Excise Tax Gross-Ups
- ✔ No Option Repricing
- ✔ No Recycling of Shares
- ✔ Recoupment Policy and Commitment to Disclose any Recoupment
- ✔ Broad Anti-Pledging and Anti-Hedging Policy
- ✔ Broad-Based Severance Plan for Executives
- ✔ Limited Perquisites and Personal Benefits
- ✔ SERP Closed to New Participants
- ✔ Reconciliation in Proxy Statement of any Non-GAAP Performance Metric to the Most Directly Comparable GAAP Financial Measure

- ✔ Double Trigger Vesting of Equity Awards
- ✔ Robust Stock Ownership Guidelines
- ✔ Replaced RSUs with PSUs for Our Most Senior Leaders
- ✔ Two-year Post-vesting Holding Period on Net Shares Resulting from PSUs for NEOs
- ✔ No Upward Modifier to the 2020 and 2021 PSUs if Our Absolute TSR is Negative
- ✔ Dividend Equivalents on RSUs Paid Only When Awards Vest
- ✔ Board Committee Oversight of Comprehensive Annual Compensation Program Risk Assessment
- ✔ Cap on Annual Cash Incentive Awards for NEOs
- ✔ Simplified and Improved Disclosure for Annual Cash Incentive Program
- ✔ Diversity Metric Added to the 2021 MIP for Senior Executives

2020 Business and Performance Highlights

Our transformation over the last decade has enabled us to become the nation's leading diversified health services company. As one of the most trusted brands in America, our presence in communities across the country allows us to meet consumers where they are and become a bigger part of their everyday health. Our unparalleled capabilities and relationship with over 100 million people uniquely positions us to support them for every meaningful moment of health throughout their lifetime.

These are unprecedented times and our Purpose to help people on their path to better health has never been more important. During the last year, we delivered new market solutions and strengthened our role as a personal and trusted health care partner in response to COVID-19, pivoting and rapidly innovating to meet customer needs for COVID-19 testing in the community. We also advanced our digital capabilities to create a seamless experience across CVS Health touchpoints.

We have made measurable and important progress with our strategy as a health services company that utilizes all our assets, integrates them for a superior customer experience, and firmly addresses the total cost of care. We have executed on the priorities we set out at our June 2019 Investor Day, including targets for Adjusted EPS growth, integration synergies, enterprise modernization, transformation, leverage ratio and cash available for enhancing stockholder value.

We are accelerating our pace of progress to drive our consumer-centric strategy—a strategy built upon the fundamental belief that solving consumer health needs will create "value for all: our customers, our communities, our people, and our stockholders."

2020 Business and Performance Results

Total Revenue
increase of
4.6%

Maintained dividend of
$2.00 per share;
$2.6 billion
in dividends paid in
2020

GAAP diluted earnings per share ("EPS") from continuing operations of
$5.47

growth of **~8%**
compared to prior year

97
Consecutive quarters
of dividends paid

Adjusted EPS
$7.50*

growth of **~6%**
compared to prior year

Achieved over
$900M
in integration synergies

Cash flow
$15.9 billion
cash flow from
operations

Opened
~600
HealthHUB locations
despite construction
challenges during
the pandemic

* Adjusted EPS is a non-GAAP measure. See Annex A to this proxy statement for a reconciliation of this and other non-GAAP financial measures to the most directly comparable GAAP measures.

For more information on our financial performance and strategy, please refer to our 2020 Annual Report on Form 10-K mailed with this proxy statement and available at www.cvshealthannualmeeting.com.

Impact of COVID-19 on Executive Compensation

Amid the unprecedented challenges of the COVID-19 pandemic on our Company's business and the nation in general, a number of stockholders sought to understand how we were responding. We focused our resources on the wellbeing and safety of employees, consumers and the communities we serve, and are uniquely positioned to support community health going forward.

In response to the COVID-19 pandemic, we provided enhanced benefits, including bonuses to frontline colleagues, dependent care financial assistance, paid sick leave for part-time colleagues and paid time off to colleagues who test positive or are quarantined due to exposure. We made investments in our locations for the safety of our colleagues and customers. Throughout the pandemic, our facilities remained open for business. We continued hiring throughout the pandemic, often partnering with clients who were forced to furlough to get their employees jobs at CVS locations. CVS Health supported local community health and provided leadership in diagnostic testing and vaccination with a focus on disadvantaged communities. We provided more than one million meals and $40 million in products to support those communities. We administered more than three million COVID-19 vaccines in over 40,000 long term care facilities and our program to vaccinate communities across the country is well underway.

Despite the business and financial impact caused by the COVID-19 pandemic, the MP&D Committee made 2020 NEO compensation decisions consistent with our executive compensation philosophy. The MP&D Committee determined to reduce the payout under the annual incentive plan to offset for favorability in our overall financial performance resulting from COVID-19 that was unrelated to management's actions to launch new products and services, including in-store testing and vaccinations. For more detail, see "Actual Performance" on page 55.

Decisions Consistent with Our Executive Compensation Philosophy

- No changes were made to metrics or award values approved in February or targets approved in March 2020;
- Performance targets remained consistent with corporate goals communicated to investors in February 2020;
- Delayed timing of annual PSU grant from April 2020 to August 2020:
  - Given the uncertainty caused by COVID-19, the MP&D Committee decided that a delayed PSU grant date would ensure better visibility and clarity around our longer-term direction;
- Award values (approved in February 2020) were not adjusted for the higher stock price at the time of the delayed grant;
- To mitigate market volatility, we used a 30-day trailing average stock price for the calculation of the number of shares subject to stock options that were granted to the NEOs on April 1, 2020, resulting in a small reduction in the number of stock options granted; and
- Reduced payout under our 2020 MIP by nearly 15 percentage points to offset for favorability in our overall financial performance due to the COVID-19 pandemic that was unrelated to management's actions to launch new products and services, including testing and vaccinations.

Compensation Program Discussion

Our compensation program supports our long-term strategy by tying the vast majority of pay for executives to performance-based metrics aligned to the Company's growth strategy. We provide three elements of total direct compensation: base salary, annual cash incentive and long-term incentives in the form of stock options and PSUs, which are all described in detail beginning on page 53.

Executive Compensation 2020 Planning and Review Process

The annual cycle of reviewing and developing the Company's executive compensation program and pay levels is a multi-step process that includes year-round engagement with our stockholders. It also incorporates consideration of our say on pay results, compensation and rTSR peer group information, both short- and long-term Company results compared to objectives, as well as input and guidance from the MP&D Committee's independent compensation consultant.

In 2020, the MP&D Committee followed the standard annual cycle, but added meetings and discussions to account for the uncertainty created by the COVID-19 pandemic. In addition, the MP&D Committee, along with representatives from management, conducted interviews with several firms before ultimately retaining Korn Ferry as its independent compensation consultant effective October 2020.

When evaluating pay reported in the 2020 Summary Compensation Table ("SCT"), it is important to consider the timing of the compensation decisions and the periods in which they are reported.

- Annual cash incentive awards were decided and approved by the MP&D Committee in February 2021 and reflect Company and individual performance in 2020 against performance goals that were established in February 2020;
- Long-term incentive awards reported for 2020 were granted in April 2020 (stock options) and August 2020 (PSUs for all NEOs except Mr. Merlo) and reflect individual performance in 2019 and future potential to drive our corporate strategy and growth.

Compensation Discussion and Analysis

Below are highlights of the MP&D Committee's review and decision-making process for 2020 executive compensation.

FEBRUARY - EARLY MARCH 2020

Final Pay Decisions

- Final decisions on the MIP for the 2019 performance year, actual long-term awards determined for 2020 equity grant cycle and base salary changes for 2020. Decisions reflected the assessment of individual executive contribution and performance by the independent directors. The CEO provided recommendations with respect to the other NEOs.

Target Setting

- The Committee established financial targets and approved individual target incentive award levels for the 2020 performance year.

AUGUST 2020

- The Committee affirmed three-year performance goals and granted 2020 PSUs without changing performance metrics, targets or award amounts.

NOVEMBER 2020

- Compensation peer groups and rTSR peer group were reviewed with independent compensation consultant and established for executive compensation benchmarking.
- Stockholder comments received on our executive compensation program were reviewed.
- The Committee continued its discussion of incentive plan metrics, including a new diversity metric for the 2021 MIP.

LATE MARCH - MAY 2020

COVID-19 Actions

- Due to market volatility, option grant value was revised to use a 30-day trailing average price for the calculation of the number of shares subject to the stock options granted to the NEOs on April 1, resulting in a small reduction in the number of stock options granted.
- PSU awards granted to executive officers were delayed due to uncertainty caused by the COVID-19 pandemic.

Annual Meeting Engagement

- Conducted extensive stockholder outreach leading up to the 2020 Annual Meeting, focused largely on executive compensation.

JANUARY – MARCH 2021

- Total compensation market data for our executives was reviewed with our independent compensation consultant.
- Preliminary 2020 financial results reviewed.
- Preliminary MIP payouts for the completed fiscal year reviewed.

Final Pay Decisions

- Final decisions were made on the MIP for the 2020 performance year, including decision to reduce the MIP payout by nearly 15 percentage points. Actual long-term awards were determined for the 2021 annual grant cycle and the Committee approved any base salary changes. Decisions reflected the assessment of individual executive contribution and performance by the independent directors. The CEO provided recommendations with respect to the other NEOs.

Target Setting

- The Committee established financial metrics and targets for 2021 incentive programs and a diversity metric for the MIP for senior executives. Approved any base salary changes and individual target incentive award levels for the 2021 performance year.

OCTOBER 2020

- Performed annual risk assessment of compensation programs.
- Compensation policies reviewed.
- Diversity metric for the MIP discussed and feedback provided to management.
- Pay-for-performance alignment for prior year reviewed.
- Selected new independent compensation consultant.

Elements of Our Compensation Program

Our pay-for-performance philosophy places the vast majority of an executive officer's compensation at risk and emphasizes long-term incentives tied to individual and Company performance as well as continued service. As a result, the only fixed compensation is base salary. The fixed compensation represents approximately 9% to 13% for the NEO's total target compensation in 2020. No awards were made outside of our annual compensation program in 2020.

The MP&D Committee believes that performance indicators, including profitability, debt reduction, customer and client satisfaction, market comparability and stock price should be factored into our executive compensation program. By using a variety of pay vehicles and balancing short- and long-term awards, the MP&D Committee believes our compensation program supports retention and long-term growth creation because the metrics are measured independently, and no single factor impacts all elements of performance. For 2021, the MIP plan design includes a diversity metric for senior executives because the Committee believes that our Company should reflect the customers and communities we serve. The metric will be a modifier (downward only, by as much as negative 10%) to the formulaic results of the MIP.

The table below outlines each element of our executive compensation program for 2020.

2020 Target Compensation

	Base Salary	Annual Cash Incentive	PSUs	Stock Options
		Performance-based or performance-aligned – ~90%		
		Near-term	Long-Term	
Performance Period	Ongoing	Annual	3-year performance period 2-year holding period post vesting	4-year ratable vest
Performance Metrics		• MIP Adjusted Operating Income (80%) • Retail Customer Service, PBM Client Satisfaction and Health Care Benefits Member Satisfaction Results (20%) • Individual Performance Modifier (0-120%)	• 2022 Adjusted EPS (100%) • Leverage Ratio Modifier (+/- 25%) • rTSR Modifier (+/- 25%); upward adjustment only if TSR is positive	• Stock price appreciation
NEO Target Pay Mix	~10%	~20%	~50%	~20%

Base Salary

The MP&D Committee annually reviews the base salaries of all executive officers, including the NEOs, and adjusts them periodically as needed by evaluating the evolving responsibilities of the position, the experience of the individual and the marketplace in which we compete for executive talent as defined by our compensation peer groups. Upon consideration of the latest competitive market analysis of our compensation peer groups and input from its independent compensation consultant, the MP&D Committee increased the salary for Ms. Boratto in 2020 by 18% to reflect a market adjustment in conjunction with her ongoing contributions and performance. The MP&D Committee did not raise base salaries for Messrs. Merlo and Roberts, who were also NEOs in 2019.

	FY 2020 Annual Base Salary ($)	Percentage Increase
Larry J. Merlo	1,630,000	0%
Karen S. Lynch[(1)]	1,200,000	—
Eva C. Boratto	1,000,000	18%
Alan M. Lotvin, M.D.[(1)]	850,000	—
Jonathan C. Roberts	1,200,000	0%

(1) Ms. Lynch and Dr. Lotvin were not Named Executive Officers in 2019.

Annual Cash Incentive

Our NEOs participate in our annual cash incentive program, the MIP, under which they are eligible for a cash award based on the achievement of pre-established financial, operating and individual performance objectives. Awards are paid out, if earned, in the first quarter of the following year based on the following formula:



NEO Base Salary Paid in Performance Year × **NEO Target Annual Incentive %** × **Corporate Performance %** × **Individual Performance Modifier %** = **Final Award**

NEO Target Annual Incentive

In the first quarter of each year, the MP&D Committee approves for each NEO, an annual target bonus amount expressed as a percentage of the NEO's base salary and individual performance goals and objectives. The current targets are set forth in the 2020 Annual Cash Incentive Award table below. The final award is calculated based on the actual base salary paid during the calendar year, which we call "eligible earnings."

Corporate Performance

For 2020, the MP&D Committee measured Company performance using 2020 MIP Adjusted Operating Income (80% weighting) and retail customer service, PBM client satisfaction and health care benefits member satisfaction results (20% weighting), which emphasizes and reinforces the business objectives of the enterprise. The MP&D Committee established a challenging MIP Adjusted Operating Income target that is consistent with the earnings guidance provided to investors and requires year-over-year growth. Our customer service and client/member satisfaction metrics ensure that we are providing excellent service and position us to retain and win new business. Customer service and client/member satisfaction performance targets were set based on previous year's results with the expectation of continuous improvement in all areas of measurement. Targets were set to maintain or improve actual 2019 results by one hundred basis points.

Individual Performance

Each NEO's individual performance was evaluated against his or her goals and assigned a value between 0% and 120%. The MP&D Committee did not assign specific weightings to any NEO's goals. The individual performance modifier cannot exceed 120%, or 20% above what would have been earned based solely on corporate performance. An individual performance modifier of less than 100% will reduce payouts below what would have been earned based solely on Company performance. In all cases, total payouts cannot exceed 200% of target when including both Company and individual performance.

Actual Performance

The Company performance result was 134.7% for 2020 — based on 2020 MIP Adjusted Operating Income (performance of 102.8% of target, resulting in funding of 132.1%, weighted at 80%) and customer service and client/member satisfaction aggregate results (performance of 102.3% of target, resulting in funding of 145.2%, weighted at 20%). Customer and client satisfaction results for each business line exceeded the prior year's results by at least two hundred basis points.

COVID-19 affected each of the CVS Health businesses differently. For example, the Retail/LTC segment incurred additional costs to provide for the health and safety of our colleagues and customers. At the same time, leaders quickly mobilized testing sites and launched a national testing and vaccine business. The Health Care Benefits segment also made investments to benefit customers and members, but experienced lower medical costs as members deferred care during the pandemic. The MP&D Committee reduced the actual enterprise results for the 2020 MIP by nearly 15 percentage points to offset favorability resulting from COVID-19 that was unrelated to management's actions, such as those taken to launch new products and services, including the Return Ready program for COVID-19 testing at companies and universities, store-based COVID-19 testing and vaccinations. As a result, the corporate performance was reduced from 134.7% to 120%.

Performance Metric	Threshold	Target	Maximum	Actual Performance	MP&D Committee Adjustment	Final Approved Result
MIP Adjusted Operating Income (80%)		Target $15,786* Actual $16,045*				
% of Target	95%	100%	105%			
% Funding	50%	100%	200%	134.7%	↓14.7PP	120%
Retail Customer Service, PBM Client Satisfaction and Health Care Benefits Member Satisfaction Results (20%)		Actual 102.3%				
% of Target	75%	100%	105%			
% Funding	50%	100%	200%			

* Dollars in millions. 2020 MIP Adjusted Operating Income, both Target and Actual, are net of the bonus-related expense.

Compensation Discussion and Analysis

The MP&D Committee evaluates each NEO's performance and considers the CEO's input on the performance of the other NEOs. In determining the annual cash incentive for Mr. Merlo, the MP&D Committee consulted with the other independent members of the Board. For 2020, the MP&D Committee assigned a numeric performance result for each NEO's individual performance against his or her pre-established goals. The MP&D Committee used its judgment in evaluating each NEO's performance, which resulted in modifiers ranging from 5% to 20% above what was earned based on Company performance.

With respect to financial performance, the MP&D Committee considered the following results for the NEOs as more fully set forth below. GAAP EPS of $5.47 and Adjusted EPS of $7.50; consolidated operating income of $13.9 billion and consolidated adjusted operating income of $16.0 billion; and segment adjusted operating income which is the principal measure of segment performance. Adjusted EPS and consolidated adjusted operating income are non-GAAP measures. See Annex A to this proxy statement.

Larry J. Merlo	Fiscal 2020 Individual Performance Assessment
Leadership	• Advanced the ongoing evolution of the organization to be the nation's most consumer-centric diversified health care services company. • Led the successful completion of the integration of Aetna and advanced our transformational activities through the launch of new products and services, reflecting the enhanced capabilities of the combined organization, including 600 additional HealthHUB locations, Pharmacy Panel, Transform Oncology Care and the CVS Kidney Care program. • Led the Company through unprecedented business and environmental challenges related to the COVID-19 pandemic; put in the place the strategic actions necessary for the Company to successfully navigate the accompanying and unanticipated opportunities and amplify the ability to improve the accessibility of health services to all Americans. • Managed a smooth and flawless transition process with Ms. Lynch in anticipation of her assumption of the President and CEO role on February 1, 2021.
Financial Results	• Adjusted EPS of $7.50, exceeding prior year by 5.9%. The strength of our business model, notwithstanding the unprecedented impacts arising from COVID-19, was demonstrated as we achieved $16.0 billion of consolidated adjusted operating income which exceeded the prior year.
Operating Results	• Ensured that CVS Health continued to provide direct health care services during the pandemic through our MinuteClinic and Coram clinicians; offered support and care to our millions of Aetna and CVS Caremark members; and maintained our nationwide pharmacy delivery and distribution service. • Oversaw the launch of new national initiatives in COVID-19 testing for both the general population and our clients and a partnership with the federal government to distribute COVID-19 vaccine to residents of long-term care facilities. These initiatives fulfilled critical national needs to stem the spread of the virus.
People	• Drove record levels of customer and client satisfaction across all three business segments. • Led our nearly 300,000 colleagues to highest ever levels of engagement and alignment with the Company's Purpose.

Karen S. Lynch — Fiscal 2020 Individual Performance Assessment

Leadership	• Led the Health Care Benefits ("HCB") segment which offers a full range of insured and self-insured medical, pharmacy, dental and behavioral health products and services. Successfully navigated the segment through the challenges presented by the COVID-19 pandemic while concurrently co-leading the enterprise task force charged with addressing and managing the impact of COVID-19 on all aspects of the Company's operations. • Collaborated with Mr. Merlo to chart a seamless transition as she assumed the role of CEO of the Company on February 1, 2021, while also ensuring an uninterrupted transition of the Aetna business to a new EVP and President of Health Care Benefits.
Financial Results	• The HCB segment recorded over $75 billion in revenue in 2020, growing 8% over the prior year. • The HCB segment contributed $6.2 billion in adjusted operating income, representing an increase over the prior year. • Medical membership as of year-end was 23.4 million, growing over half a million lives compared to prior year, primarily reflecting increases in Medicaid and Medicare products.
Operating Results	• Directed and coordinated the Company's internal business continuity efforts, including employee concerns, as well as the external-facing initiatives, which enabled CVS Health to fully deploy its national health care assets and reach to play an industry-leading role in identifying solutions to challenges presented by the COVID-19 pandemic.
People	• Member and client satisfaction with Aetna exceeded targets, in acknowledgement of the extraordinary support and services provided by the Company during the COVID-19 pandemic. • Employee engagement exceeded prior year's levels, indicating strong alignment with the Company's values and purpose and reflecting appreciation of the efforts made by the Company to prioritize their health and safety and enable them to work productively at home.

Eva C. Boratto — Fiscal 2020 Individual Performance Assessment

Leadership	• Demonstrated strong, consistent and disciplined financial leadership over the course of 2020, ensuring focus on the achievement of our committed financial targets for our core businesses while capturing additional benefits from opportunities presented by the COVID-19 pandemic.
Financial Results	• Adjusted EPS of $7.50, exceeding prior year by 5.9%. • Generated cash from operations of $15.9 billion, reflecting enterprise performance, working capital improvements and timing. • Since the close of the Aetna Transaction, net debt has been decreased by $12.2 billion, with $4.25 billion repaid in 2020.
Operating Results	• Led comprehensive stockholder outreach and engagement activities throughout the year, including meeting with 77% of our top 50 active investors. • Led the Company to deliver above-goal synergies from the Aetna Transaction, reaching over $900 million in total.
People	• Continued the advancement of our Finance Transformation program to simplify and automate our financial processes, harness the power of data to enhance business insights and reduce our transaction costs. • Overall employee engagement improved significantly driven by multi-dimensional communications and information dissemination, leadership training and focused career mobility opportunities.

Alan M. Lotvin, M.D.   Fiscal 2020 Individual Performance Assessment

Leadership	• Appointed President of the Pharmacy Services segment in first quarter 2020, responsible for providing a full range of pharmacy benefit management and specialty pharmacy services to employers, health plans, government employee groups and government sponsored programs. • Brought his comprehensive executive and clinical experience to this leadership role, articulating the long-term growth strategy for our pharmacy benefit management and specialty pharmacy businesses and delivering results that exceeded established targets in new business, continuing operations and client satisfaction.
Financial Results	• In our Pharmacy Services segment, revenues were $141.9 billion, exceeding expectations and reflecting growth in specialty pharmacy. • Adjusted operating income for the Pharmacy Services segment reached nearly $5.7 billion, exceeding the prior year, driven by improved purchasing economics and growth in specialty pharmacy.
Operating Results	• Caremark's specialty pharmacy continued its double-digit growth powered by products like PrudentRx and Specialty Expedite, and digital engagement with patients and providers. 80% of CVS Specialty's members engage with us through electronic channels. • Brought forward the Company's Return Ready program, providing essential virus testing services for employer and health-plan clients to enable them to continue their operations during the pandemic. • Launched Caremark's Service Excellence program, designed to establish and reinforce a culture of quality in client and member operations. Kidney Care program continued to progress with 4,000 patients in our care management program. Despite COVID-19, our home dialysis clinical trial advanced, with new sites recruited to accelerate enrollment as the pandemic is controlled.
People	• Client satisfaction metrics surpassed prior year's results by 200 bps, evidence of the team's dedication to exceeding member expectations during a difficult year. • Colleague engagement remained high, demonstrating alignment to purpose and values.

Jonathan C. Roberts   Fiscal 2020 Individual Performance Assessment

Leadership	• Oversaw the creation, launch and administration of our COVID-19 testing and vaccination programs, firmly positioning CVS Health as a leader in the solution to the national response to COVID-19. • Led the Retail/LTC segment, fulfilling prescriptions for medications, providing patient care programs, selling a wide assortment of health and wellness products and general merchandise, providing health care services through walk-in medical clinics, medical diagnostic testing and pharmacy services to long-term care facilities.
Financial Results	• The Retail/LTC segment posted $91.2 billion in revenue in 2020, a $4.6 billion or a 5.3% improvement over the prior year. • The Retail/LTC segment delivered adjusted operating income of $6.1 billion in 2020.
Operating Results	• Through our national testing service, CVS Health administered 10 million COVID-19 tests in 2020 through the establishment of an accessible and convenient network of delivery locations in our stores and community sites throughout the country. • Oversaw the launch of our Return Ready program, a unique service to our clients to facilitate business continuity through on-site testing of their employees. • Engaged with Operation Warp Speed to develop and support our nation's largest-ever vaccination campaign, mobilizing more than 9,000 colleagues as immunizers at vaccination clinics at more than 40,000 long-term care facilities. • Drove the prompt operating changes necessary to safely serve our Retail customers and protect our employees during the COVID-19 pandemic.
People	• Customers of our Retail business reported record levels of satisfaction with our customer service across our store network. • Employees in our stores showed strong appreciation and acknowledgement of our successful efforts to maintain their jobs and protect their health with increased levels of engagement and alignment with our Purpose.

The actual payout of each NEO's 2020 annual cash incentive award, as approved by the MP&D Committee, is set forth in the table below:

2020 Annual Cash Incentive Award

	2020 Eligible Earnings	Target Annual Incentive	Company Performance After Reduction	Individual Performance Modifier	Final Award	Final Payout as a % of Target
Larry J. Merlo	$1,630,000	200%	120%	120%	$4,694,000	144%
Karen S. Lynch	$1,175,000	150%	120%	120%	$2,538,000	144%
Eva C. Boratto	$ 962,500	150%	120%	105%	$1,819,000	126%
Alan M. Lotvin, M.D.	$ 831,250	150%[(1)]	120%	110%	$1,577,000	132%
Jonathan C. Roberts	$1,200,000	175%	120%	120%	$3,024,000	144%

[(1)] Dr. Lotvin's bonus target was pro-rated to 143.7% reflecting a mid-year increase to his annual target bonus opportunity and increase to his base salary in February 2020 as a result of his promotion to his current position. Dr. Lotvin's 2021 full year target bonus opportunity is 150% of eligible earnings.

Long-Term Incentive Compensation

Each year the MP&D Committee approves long-term incentive compensation awards for employees, including the NEOs. Following the MP&D Committee's comprehensive review of our compensation program, and considering input from our stockholders, it decided to maintain the mix of PSUs and stock options for 2020, as illustrated below.

2020 Long-Term Incentive Target Mix



75%
PSUs

25%
Stock Options

2020 PSU and Stock Options

The PSU portion of our long-term incentive program features formulaically determined payouts based on performance goals established at the beginning of a three-year performance period. The MP&D Committee approved 2022 Adjusted EPS as the core performance measure for the 2020 PSUs, adjusted by leverage ratio and rTSR modifiers as described below. These metrics were selected as they align with our communication to investors broadly, are consistent with the guidance we provided at Investor Day in June 2019 and are key to driving long-term, sustained growth.

2020 Long-Term Incentive Decisions

- The MP&D Committee delayed granting PSUs from April to August due to market volatility caused by the COVID-19 pandemic
  - Performance metrics were approved in February and the targets were approved in early March 2020 and no changes were made at the time of grant
  - Performance targets remained consistent with previously communicated long-term corporate goals
  - Award values, approved in February, were not adjusted for the higher stock price at the time of the grant in August 2020
- Mr. Merlo, our CEO through January 31, 2021, was not granted PSUs in 2020
- To mitigate market volatility, a 30-day trailing average price was used for the calculation of the number of shares subject to the stock options granted to the NEOs on April 1, 2020, resulting in a small reduction in the number of stock options granted

PSU Program Changes

- Maximum PSU payout (including application of modifier) was reduced from 250% to 200%
- No upward modifier is applied to the PSUs if our absolute TSR is negative
- PSU award agreements were modified to include forfeiture/ clawback provisions in the event of detrimental conduct
- The two-year post-vesting holding period for PSUs applies during, and now after, separation of employment

2020 PSUs (75% of long-term equity)

Core Metric: 2022 Adjusted EPS

- The target, threshold and maximum Adjusted EPS goals are aligned with the Company's long-term targets communicated to investors and were set at a level expected to generate strong profitability over the next three years

- The 2022 Adjusted EPS goal is consistent with our external growth goals as presented in our June 2019 Investor Day and on an absolute dollar basis is on a higher trajectory than last year's PSU cycle ending 2021

Modifiers: two modifiers are applied that may increase or decrease the percent of payout determined by the 2022 Adjusted EPS performance result, capped at 200%

- Leverage ratio (Adjusted Debt to Adjusted EBITDA) (+/-25%)
  - Measures achievement of our goal of debt reduction at the end of the performance period
  - The modifier is applied in terciles providing for a reduced or increased payout for above or below the target ratio range

- rTSR (+/-25%)
  - Measures our share price performance relative to the broad market with which we compete for talent and capital over the three-year performance period (see "Relative TSR Peer Group for 2020-2022 PSU Awards" on page 69)
  - The modifier is applied in quartiles on a pro rata basis providing for a reduced or increased payout for below or above median performance, respectively
  - No upward modifier is applied if our absolute TSR is negative over the performance period

**Net shares earned after the three-year performance period are subject to an additional 2-year holding period
No adjustments were made to performance metrics or targets due to COVID-19**

2020 PSU Summary

	Threshold	Target	Maximum
Adjusted 2022 EPS			
Result	$7.92	$8.28 - $8.39	$8.75
% Payout	40%	100%	200%
Leverage Ratio Modifier			
Result	>3.30	3.20 - 3.30	<3.20
Modifier	-25%	No adjustment	+25%
rTSR Modifier				
Percentile Result	<25%	25% - 50%	50% - 75%	>75%
Modifier	-25%	Pro rate from -25% to 0%	Pro rate from 0% to +25%	+25%
			if TSR is positive	

2021 PSU and Stock Options

Following the MP&D Committee's annual review of our compensation program, and considering input from our stockholders, it decided to continue with the same mix of PSUs and stock options for 2021. Considering stockholder feedback and a desire for year-over-year consistency, the MP&D Committee decided that the structure of PSUs will remain the same; however, the leverage ratio modifier will be removed as we expect to achieve our target debt leverage ratio in 2022.

Status of Prior PSU Performance Programs

The following summarizes the final payout results and settlement of the 2018 PSU awards granted to the NEOs:

2018 EBITDA PSUs	• Performance period 2018-2020 • Based on 2020 PSU Adjusted EBITDA, with target set at $20,892 million	**STATUS:** Company did **not** meet 2020 PSU Adjusted EBITDA threshold of $19,852 million **PAYOUT = 0%** See below for information on the 2018 EBITDA PSU payout for Dr. Lotvin, who was not an executive officer at the time of grant.

2018 LTIP PSUs	• Performance period 2018-2020
	• Based on achievement of Aetna Transaction-related synergies in 2020:
	  • Threshold - $637.5 million
	  • Target - $750 million
	  • Maximum - $900 million
	• Development of a pipeline of integrated program offerings by December 31, 2020
	• Launch one or more integrated programs by December 31, 2020
	• Subject to rTSR modifier (+/-25%)
		STATUS:
		Synergies – achieved more than $900 million
		
		Pipeline and Launched Products – Launched new products, including Kidney Care Health Services, Aetna Connected, Health Advisor, Transform Oncology Care, Pharmacist Panels, as well as plan designs to encourage use of CVS Health assets.
		
		• 200% payout level prior to applying rTSR modifier;
		• rTSR performance in the bottom quartile **reduced** the payout level by 25%
		
		PAYOUT = 150%
		Net shares issued upon settlement remain subject to a two-year holding period.

The 2018 EBITDA PSUs included a 50% floor for recipients who were not members of the executive leadership team at the time of grant, including Dr. Lotvin. The floor, which was intended to support retention as we transitioned from options to PSUs, was not provided to our most senior leaders including NEOs. Vesting of Dr. Lotvin's 1,506 PSUs occurred on April 1, 2021 and will settle in shares of CVS Health common stock, net of taxes. None of the other NEOs received a payment in respect of the 2018 EBITDA PSUs. No other PSUs have a floor.

Compensation Discussion and Analysis

2019 PSUs – Performance will be certified in February 2022, following the three-year performance period. Net shares issued upon settlement, if any, are subject to a two-year holding period. Maximum payout after calculation (including application of modifiers) cannot exceed 250% of the PSUs awarded.

2019 PSU Summary

	Threshold	Target	Maximum
Adjusted 2021 EPS			
Result	$7.16	$7.48 - $7.58	$7.91
% Payout	40%	100%	200%
Leverage Ratio Modifier			
Result	>3.71	3.61 - 3.71	<3.61
Modifier	-25%	No adjustment	+25%

rTSR Modifier

Percentile Result	<25%	25% - 50%	50% - 75%	>75%
Modifier	-25%	Pro rate from -25% to 0%	Pro rate from 0% to +25%	+25%

2020 Compensation Peer Groups

2020 Selection Process: The MP&D Committee uses various data sources, including peer groups, to assess financial performance and compensation competitiveness. While the peer groups represent a broad group of potential competitors for executive talent across various industries, peer group data serves as only one reference point for the MP&D Committee in evaluating our compensation program.

For 2020, the MP&D Committee used two compensation peer groups to account for our evolving business, including our size, our diverse business segments and our international presence, which results in our NEOs' jobs having a greater level of complexity than similar roles at certain of our health care and retail comparator companies. The MP&D Committee continues to believe that utilizing both the Health Care Group and Retail and the General Industry Group is the most effective way to assess competitiveness given the breadth of the Company's operations. Minor changes were made to the compensation peer groups for 2020 to better align from a size perspective and to reflect applicable acquisition activity and changes in the membership of the 30 largest U.S. companies, irrespective of industry, but excluding banks. As a result, the MP&D Committee reviewed pay data from two compensation peer groups (the "2020 Compensation Peer Groups") when reviewing and setting 2020 compensation levels:

• Health Care and Retail Group— 20 companies with operations comparable to CVS Health's, 13 of which are health care organizations and 7 of which are retailers. Full-year 2019 median revenues for the Health Care and Retail Group were $108 billion. CVS Health's full-year 2020 total revenues of $268.7 billion rank at the 94th percentile relative to the Health Care and Retail Group.

• General Industry Group— 30 largest U.S. companies, irrespective of industry, but excluding banks (where compensation frameworks tend to be industry-specific). Full-year 2019 median revenues for the General Industry Group were $129 billion. CVS Health's full-year 2020 total revenues of $268.7 billion rank at the 96th percentile relative to the General Industry Group.

The MP&D Committee intends to undertake a holistic review of the compensation peer groups in consultation with its new independent compensation consultant and will discuss the results of this review and any corresponding changes to our peer groups in the proxy statement for our 2022 Annual Meeting.

Health Care and Retail Comparator Companies

- Aflac Incorporated
- AmerisourceBergen Corporation
- Anthem, Inc.
- Cardinal Health, Inc.
- Centene Corporation[1]
- Cigna Corporation
- Costco Wholesale Corporation

- HCA Healthcare, Inc.
- The Home Depot, Inc.
- Humana Inc.
- The Kroger Co.
- Kaiser Permanente
- Lowe's Companies, Inc.
- McKesson Corporation

- MetLife, Inc.
- Target Corporation
- UnitedHealth Group Incorporated
- Walgreens Boots Alliance, Inc.
- Walmart Inc.
- Wellcare Health Plans, Inc.[1]

General Industry Comparator Companies

- AmerisourceBergen Corporation
- Anthem, Inc.
- Apple Inc.
- AT&T Inc.
- The Boeing Company
- Cardinal Health, Inc.
- Chevron Corporation
- Cigna Corporation
- Comcast Corporation
- Costco Wholesale Corporation

- DuPont de Nemours, Inc.
- Exxon Mobil Corporation
- Ford Motor Company
- General Electric Company
- General Motors Company
- The Home Depot, Inc.
- International Business Machines Corporation
- Johnson & Johnson
- The Kroger Co.
- Marathon Petroleum Corporation

- McKesson Corporation
- Microsoft Corporation
- Phillips 66
- Target Corporation
- United Parcel Service, Inc.
- UnitedHealth Group Incorporated
- Valero Energy Corporation
- Verizon Communications Inc.
- Walgreens Boots Alliance, Inc.
- Walmart Inc.

[1] Centene Corporation acquired Wellcare Health Plans, Inc. on January 23, 2020

Pay Positioning

The MP&D Committee does not target NEOs' pay to a specified percentile relative to the 2020 Compensation Peer Groups, but rather reviews peer group compensation data at the 50th and 75th percentile for each element of compensation, including base salary, target total cash (base salary plus target bonus) and target total compensation (target total cash plus long-term incentive compensation). Individual compensation positioning relative to comparable positions in the 2020 Compensation Peer Groups varies by job, and the MP&D Committee considers a number of factors, including market competitiveness, specific duties and responsibilities of the NEO versus those in similar positions at the peer group companies, and succession planning. In addition to this assessment, the MP&D Committee considers Company and individual performance and internal pay equity among the Company's executive officers in evaluating and determining executive compensation. The MP&D Committee believes it is appropriate to reward the Company's executive officers with compensation above the competitive median if the rigorous financial targets associated with the Company's variable pay programs are exceeded in a way that is consistent with the Company's core values.

Other Compensation Arrangements and Benefits

The Company maintains medical and dental benefits, life insurance and short- and long-term disability insurance programs for all of its employees. Executive officers are eligible to participate in these programs on the same basis and with the same level of financial subsidy as our other salaried employees. The Company also maintains a broad-based severance plan that covers Ms. Boratto, Dr. Lotvin and Mr. Roberts. Details of potential payments under that plan can be found in the tables beginning on page 78.

Executive officers may participate in the CVS Health Future Fund, which is our qualified defined contribution, or 401(k), plan. An eligible CVS Health employee may defer up to 75% of his or her total eligible compensation, defined as salary plus annual cash incentive, to a maximum defined by the IRS. In 2020, that maximum was $19,500, plus an additional $6,500 for those age 50 and above. After the first full year of employment, CVS Health will match the employee's deferral dollar-for-dollar up to a maximum equaling 5% of total eligible compensation. CVS Health's matching cash contributions into the CVS Health Future Fund for the NEOs who participated are included in the "All Other Compensation" column of the SCT and described in the note 7 following the SCT on page 71.

Deferred Compensation Plan and Deferred Stock Plan

Eligible executive officers may choose to defer earned and vested compensation into the Deferred Compensation Plan (the "DCP") and the Deferred Stock Compensation Plan (the "DSP"), which are available to any U.S. employee meeting the plans' eligibility criteria. The plans are intended to provide retirement savings in a tax-efficient manner and to enhance stock ownership. The DCP offers a variety of investment crediting choices, none of which represents an above-market return. The individual contributions of each of the NEOs during fiscal 2020 to the DCP and the DSP, including earnings on those contributions, any distributions during 2020 and their respective total account balances as of the end of 2020, are shown in the Nonqualified Deferred Compensation table on page 77.

Perquisites and Other Personal Benefits

We provide the following personal benefits to our NEOs:

- Financial planning: A benefit of up to $15,000 to cover the cost of a financial planner to assist with personal financial and estate planning. We provided this benefit to our executives so they received the professional expertise required to ensure that they maximized the efficiencies of our compensation and benefit programs and were able to devote their full attention to the management of the Company.

- Home security: An allowance to the NEOs to cover the costs of the installation and maintenance of home security monitoring systems. While the MP&D Committee believes these security costs are business expenses, disclosure of these costs as personal benefits is required.

- Limited personal use of corporate aircraft: We maintain corporate aircraft that may be used by our employees to conduct Company business. Pursuant to an executive security program established by the Board upon the MP&D Committee's recommendation, the CEO is required to use our aircraft for all travel needs, including personal travel, in order to minimize and more efficiently use travel time, protect the confidentiality of travel and our business, and enhance the CEO's personal security. Certain other NEOs were also permitted to use our corporate aircraft for personal travel on a very limited basis during fiscal 2020. The cost of such personal use is included in "All Other Compensation" and described in the notes following the SCT.

The value of these items is treated as income taxable to the NEOs. The aggregate incremental cost to the Company of providing these personal benefits to each of the NEOs during fiscal 2020 is shown in the SCT beginning on page 70.

Agreements with Named Executive Officers

As previously disclosed, we have employment agreements with Mr. Merlo and Ms. Lynch and change in control agreements (collectively, the "CIC Agreements") with Ms. Boratto, Dr. Lotvin and Mr. Roberts.

In connection with Ms. Lynch's appointment as President and Chief Executive Officer of CVS Health, CVS Health entered into an amended and restated employment agreement with Ms. Lynch, effective February 1, 2021 (the "Karen Lynch Agreement"). The Karen Lynch Agreement sets forth, among other things, the terms of her employment as President and Chief Executive Officer of CVS Health. The Karen Lynch Agreement has no specified term and provides that Ms. Lynch's employment with CVS Health will be on an at-will basis. Further, pursuant to the Karen Lynch Agreement, Ms. Lynch will receive an annualized base salary of $1.45 million and will be eligible to participate in CVS Health's annual bonus plan with a target annual cash bonus opportunity of 200% of her base salary, effective February 1, 2021. Upon a qualifying termination of employment, Ms. Lynch would be entitled to a cash severance payment equal to two times (which is increased to two-and-a-half times if the qualifying termination of employment occurs within two years following a change in control) the sum of her highest base salary in effect during the six-month period immediately prior to the date of her termination of employment and her target annual bonus opportunity for the year of her termination of employment. Ms. Lynch would also be entitled to a prorated annual bonus for the year of her termination of employment and up to 18 months of continued health and benefit plan participation at the same benefit and cost sharing level at which Ms. Lynch and her eligible dependents were participating on the date of her termination of employment. Ms. Lynch will also be treated as retirement eligible under the terms of her equity awards.

The MP&D Committee believes that the interests of stockholders are best served by ensuring that the interests of our senior management are aligned with our stockholders. The CIC Agreements with NEOs (other than Mr. Merlo and Ms. Lynch) are intended to eliminate, or at least reduce, the reluctance of senior management to pursue potential change-in-control transactions that may be in stockholders' best interests. The CIC Agreements serve to eliminate distraction caused by uncertainty about personal financial circumstances during a period in which CVS Health requires focused and thoughtful leadership to ensure a successful outcome. Accordingly, the CIC Agreements provide certain specified "double trigger" severance benefits to the covered executives in the event of their termination under certain circumstances following a change in control. The MP&D Committee believes a "double trigger" severance benefit provision is more appropriate, as it provides an incentive for greater continuity in management following a change in control. "Double trigger" benefits require that two events occur in order for severance to be paid, typically a change in control of the Company followed by the executive's involuntary termination of employment. The 2010 and 2017 Incentive Compensation Plans that govern the terms of outstanding equity awards to all NEOs also require a "double trigger" for vesting of equity change in control benefits.

The MP&D Committee reviews the Company's severance benefits annually with the assistance of its independent compensation consultant to evaluate both their effectiveness and competitiveness. The review for fiscal 2020 found the current level of benefits to be within competitive norms for design. Details of hypothetical payments that would have been made to the NEOs upon a change in control on December 31, 2020 and under various termination scenarios; provisions for the treatment of equity awards, supplemental executive retirement plan and other benefits; and estimated payments that would be made to the executives whose employment terminates following a change in control may be found in "Payments/(Forfeitures) Under Termination Scenarios" beginning on page 78.

Supplemental Executive Retirement Plan

Mr. Merlo is the last active executive officer in the CVS Health SERP, a legacy program that was closed to new participants in 2010. Mr. Merlo reached the maximum amount of service (30 years) under the SERP in 2010 and has not accrued additional benefits based on service since that date. Based on Mr. Merlo's announced retirement, the Company was required to use a current discount rate in this 2020 Summary Compensation Table as opposed to the longer term rate that was utilized in prior years when his retirement date was not known; this change to the actuarial assumptions resulted in an increase to the reported SERP benefit. The MP&D Committee did not take any action to increase Mr. Merlo's SERP benefit and, in fact, the actual value of his lump sum benefit declined year over year due to application of the mortality assumptions.

Key Policies Related to Compensation

Forfeiture and Recoupment

The table below summarizes our forfeiture and recoupment policies.

	Who	When	What
Misconduct Cancellation/ Forfeiture	• Applies to all employees who receive equity-based awards as part of their incentive compensation	• An employee is terminated for "cause": • willfully and materially breaches any of his or her obligations to the Company with respect to confidentiality, cooperation with regard to litigation, non-disparagement and non-solicitation; • is convicted of a felony involving moral turpitude; or • engages in conduct that constitutes willful gross neglect or willful gross misconduct in carrying out his or her duties to the Company, resulting, in either case, in material harm to the financial condition or reputation of the Company.	• All unvested equity awards will be cancelled/forfeited.
Detrimental Conduct	• Applies to all employees who receive PSU awards as part of their incentive compensation	• Detrimental Conduct. During any period in which PSUs (and any related dividend equivalents) remain outstanding and payable, including the holding period, a participant may not engage in Detrimental Conduct. "Detrimental Conduct" means any one of the following: • any conduct that would constitute Cause; • the commission of a criminal act by the participant, whether or not performed in the workplace, that subjects, or if generally known, would subject the Company or its subsidiaries to public ridicule or embarrassment; • intentional misconduct or conduct not taken in good faith and causing significant reputational harm to the Company or its subsidiaries; • intentional violation, or negligent disregard, of the Company's or its subsidiaries' policies, rules and procedures, specifically including, but not limited to any of the participant's obligations under the Company's Code of Conduct and workplace policies; or • any violation of the participant's restrictive covenant agreement.	• Payment of PSUs is specifically conditioned on the requirement that at all times prior to the settlement date, the participant does not engage in Detrimental Conduct. • Releasing shares delivered after the holding period is also specifically conditioned on the requirement that at all times prior to such release, the participant does not engage in Detrimental Conduct. • If the MP&D Committee determines in its reasonable business judgment that the participant has failed to satisfy such requirements, then all or a portion of the PSUs, or all or a portion of any shares delivered in settlement thereof that are subject to the holding period, as of the date of such determination, shall be canceled and forfeited as of such date of determination. All such determinations by the MP&D Committee will be final and binding.
Incentive Compensation Recoupment Policy	• Applies to all of our employees who receive annual cash incentive or long-term incentive awards, including equity-based awards	• When fraud or material financial misconduct by an employee meaningfully alters financial or operational results used to determine an award amount, as determined by our Board. • Applies to fraud or material financial misconduct committed during the performance period for the award amount that is discovered during the performance period or the three-year period following the performance period.	• Applies to all annual and long-term incentive awards. • Allows for recoupment of the entire award, not only excess amounts generated by the executive officer's fraud or material financial misconduct. • Amended in March 2019 to require public disclosure of the circumstances of any recoupment from any executive officer (to the extent doing so would not violate any law or contractual obligations).

Anti-Gross-Up Policy

CVS Health maintains a broad policy against tax gross ups. The only current exception to our anti-gross-up policy is for tax payments that may be due under our broad-based relocation policy, which is applicable to a large number of employees (i.e., those who must relocate upon hire, transfer or promotion).

Insider Trading Policy; Anti-Pledging and Anti-Hedging Policy

A significant percentage of executive compensation has been and continues to be payable in CVS Health common stock. The Board and executive management of CVS Health take seriously their responsibilities and obligations to exhibit the highest standards of behavior relative to trading our stock. All transactions in our stock by any director, executive officer or designated employee who has a significant role in, or access to, our financial reporting process (collectively, "lnsiders"), must be pre-cleared by either the General Counsel, the Corporate Secretary or their designee. Insiders are generally prohibited from trading in any of our securities except during periods of varying length beginning shortly after the release of our financial results for each quarter, and Insiders and other employees may be required to refrain from trading during other designated periods when significant developments or announcements are anticipated. In addition, it is our policy that Insiders and all other employees may not engage in any of the following activities with respect to our securities:

- Trading in our securities on a short-term basis (stock purchased in the open market must be held for at least six months);
- Purchasing stock on margin or pledging our stock or any stock incentive award as collateral for a loan or margin account;
- Engaging in short sales of our stock;

- Buying or selling puts, calls, exchange traded options or other derivative securities based on our stock; or
- Engaging in any other hedging transactions with respect to our stock, which includes transactions designed to offset any decrease in the market value of equity securities.

Our most senior executives and Board members are generally required to use a 10b5-1 trading plan to sell our stock, and our other executives are encouraged to use 10b5-1 trading plans. A 10b5-1 trading plan is a contract that allows the individual to sell a pre-determined number of shares at a time in the future when pre-determined conditions in the plan are met. However, the Company has extensive guidelines that govern the use of 10b5-1 trading plans, including the timing of entry or modification of a plan, the price at which shares will be traded, a "cooling off" period after the plan is entered into during which no trades can take place, minimum and maximum terms, restrictions on the number of plans an individual can maintain, a prohibition on trading outside of the plan, and pre-approval of plans (and any modification of plans) by the General Counsel or Corporate Secretary.

Stock Ownership Guidelines

The MP&D Committee oversees the Company's stock ownership guidelines, which require the Company's directors and executive officers to maintain ownership of a minimum number of shares, in the case of directors, or stock valued at a multiple of annual salary, in the case of executive officers. For additional details, see "Executive Officer and Director Stock Ownership Requirements" on page 87.

Compliance with Provisions of the Internal Revenue Code

Starting in 2018, with exceptions only for compensation paid pursuant to certain binding contracts as described in Section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended (the "Code"), the tax deduction for annual compensation of each of our NEOs is limited to $1 million. Certain previously-available exceptions to the $1 million limitation for "performance-based pay" were eliminated for years after 2017. In addition, beginning in 2019, CVS Health is considered a "covered health insurance provider" as defined in the Code and, as such, the annual limitation on the deductibility of compensation paid to any of our employees, including our NEOs, as well as certain service providers, generally is limited to $500,000 per person. Although the MP&D Committee considers the impact of Section 162(m) and "covered health insurance provider" status, it believes that stockholder interests are best served by not restricting the MP&D Committee's discretion and flexibility in crafting the Company's executive compensation program, even if non-deductible compensation expenses could result.

Non-GAAP Financial Measures Used In Compensation Discussion And Analysis

Throughout this CD&A, we refer to various financial measures. Certain of these financial measures are calculated in accordance with U.S. generally accepted accounting principles, or GAAP. However, there are some financial measures that management adjusts and uses to assess our year-over-year performance. These adjusted financial measures are commonly referred to as non-GAAP. An explanation of how we calculate these non-GAAP financial measures is included below. See Annex A to this proxy statement for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

Adjusted EPS

Adjusted EPS is calculated by dividing adjusted income from continuing operations attributable to CVS Health by the Company's weighted average diluted shares outstanding. The Company defines adjusted income from continuing operations attributable to CVS Health as income from continuing operations attributable to CVS Health (GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as acquisition-related integration costs, gains/losses on divestitures, income associated with the receipt of fully reserved amounts owed to the Company under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "ACA") risk corridor program, store rationalization charges, losses on early extinguishment of debt, the corresponding income tax benefit or expense related to the items excluded from adjusted income from continuing operations attributable to CVS Health, the corresponding impact to income allocable to participating securities, net of tax, related to the items excluded from income from continuing operations attributable to CVS Health in determining adjusted income from continuing operations attributable to CVS Health, and any other items specifically identified.

2020 MIP Adjusted Operating Income

MIP Adjusted Operating Income is defined as operating income (GAAP measure) excluding certain financial items. For the purposes of measuring performance against established targets in any period, when applicable those excluded items include amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as acquisition-related integration costs, gains/losses on divestitures, foregone budgeted adjusted operating income associated with divested businesses, income associated with the receipt of fully reserved amounts owed to the Company under the ACA risk corridor program and any other items specifically identified.

Adjusted Operating Income

Adjusted Operating Income is defined as operating income (GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as acquisition-related integration costs, gains/losses on divestitures, income associated with the receipt of fully reserved amounts owed to the Company under the ACA risk corridor program and any other items specifically identified.

PSU Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("PSU Adjusted EBITDA")

PSU Adjusted EBITDA is defined as income from continuing operations (GAAP measure) before income tax provision, interest expense, depreciation and amortization and excluding the impact of other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as acquisition-related integration costs, gains/losses on divestitures, foregone budgeted adjusted operating income associated with divested businesses, income associated with the receipt of fully reserved amounts owed to the Company under the ACA risk corridor program and any other items specifically identified.

Relative TSR Peer Group for 2020-2022 PSU Awards

S&P 500 Health Care

- Abbott Laboratories
- AbbVie Inc.
- ABIOMED, Inc.
- Agilent Technologies, Inc.
- Alexion Pharmaceuticals, Inc.
- Align Technology, Inc.
- AmerisourceBergen Corporation
- Amgen Inc.
- Anthem, Inc.
- Baxter International Inc.
- Becton, Dickinson and Company
- Biogen Inc.
- Boston Scientific Corporation
- Bristol-Myers Squibb Company
- Cardinal Health, Inc.
- Centene Corporation
- Cerner Corporation
- Cigna Corporation
- The Cooper Companies, Inc.
- Danaher Corporation

- DaVita Inc.
- DENTSPLY SIRONA Inc.
- Edwards Lifesciences Corporation
- Eli Lilly and Company
- Gilead Sciences, Inc.
- HCA Healthcare, Inc.
- Henry Schein, Inc.
- Hologic, Inc.
- Humana Inc.
- IDEXX Laboratories, Inc.
- Illumina, Inc.
- Incyte Corporation
- Intuitive Surgical, Inc.
- IQVIA Holdings Inc.
- Johnson & Johnson
- Laboratory Corp of America Holdings
- McKesson Corporation
- Medtronic Public Limited Company
- Merck & Co., Inc.

- Mettler-Toledo International Inc.
- Mylan N.V.
- PerkinElmer, Inc.
- Perrigo Company plc
- Pfizer Inc.
- Quest Diagnostics Incorporated
- Regeneron Pharmaceuticals, Inc.
- ResMed Inc.
- STERIS Public Limited Company
- Stryker Corporation
- Teleflex Incorporated
- Thermo Fisher Scientific Inc.
- UnitedHealth Group Incorporated
- Universal Health Services, Inc.
- Varian Medical Systems, Inc.
- Vertex Pharmaceuticals Incorporated
- Waters Corporation
- Zimmer Biomet Holdings, Inc.
- Zoetis Inc.

S&P 500 Consumer Staples

- Altria Group, Inc.
- Archer-Daniels-Midland Company
- Brown-Forman Corporation
- Campbell Soup Company
- Church & Dwight Co., Inc.
- The Clorox Company
- The Coca-Cola Company
- Colgate-Palmolive Company
- Conagra Brands, Inc.
- Constellation Brands, Inc.
- Costco Wholesale Corporation

- Coty Inc.
- The Estée Lauder Companies Inc
- General Mills, Inc.
- The Hershey Company
- Hormel Foods Corporation
- The J. M. Smucker Company
- Kellogg Company
- Kimberly-Clark Corporation
- The Kraft Heinz Company
- The Kroger Co.
- Lamb Weston Holdings, Inc.

- McCormick & Company, Incorporated
- Molson Coors Beverage Company
- Mondelēz International, Inc.
- Monster Beverage Corporation
- PepsiCo, Inc.
- Philip Morris International Inc.
- The Procter & Gamble Company
- Sysco Corporation
- Tyson Foods, Inc.
- Walgreens Boots Alliance, Inc.
- Walmart Inc.

Compensation of Named Executive Officers

Summary Compensation Table

The following Summary Compensation Table shows information about the compensation received by our CEO, our CFO and each of our three other most highly compensated executive officers for services rendered in all capacities during the 2020 fiscal year and the applicable comparable data for the 2019 and 2018 fiscal years. Neither Ms. Lynch nor Dr. Lotvin was a named executive officer in 2019 or 2018.

Name & Principal 2020 Positions[1]	Year	Salary ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change In Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Larry J. Merlo President and Chief Executive Officer	2020	1,630,000	—	4,185,131	4,694,000	11,875,749	658,942	23,043,822
	2019	1,630,000	20,249,968	3,374,998	10,625,000	—	571,783	36,451,749
	2018	1,630,000	10,124,947	3,374,995	6,142,000	—	667,156	21,939,098
Karen S. Lynch Executive Vice President and President of Aetna	2020	1,214,615	5,624,957	1,846,381	2,538,000	—	83,963	11,307,916
Eva C. Boratto Executive Vice President and Chief Financial Officer	2020	962,500	4,499,966	1,477,098	1,819,000	—	162,589	8,921,153
	2019	850,000	3,749,981	1,249,999	3,588,000	—	126,243	9,564,223
	2018	630,303	4,799,831	299,997	1,164,200	—	78,090	6,972,421
Alan M. Lotvin, M.D. Executive Vice President and President of CVS Caremark	2020	831,250	3,749,972	1,230,918	1,577,000	—	83,035	7,472,175
Jonathan C. Roberts Executive Vice President and Chief Operating Officer	2020	1,200,000	6,374,952	2,092,561	3,024,000	—	309,699	13,001,212
	2019	1,200,000	5,624,971	1,874,996	6,127,000	—	221,413	15,048,380
	2018	1,162,500	9,624,917	2,124,994	2,927,000	—	227,557	16,066,968

[1] Principal position at December 31, 2020. Ms. Lynch and Dr. Lotvin were not Named Executive Officers in 2019 or 2018. On February 1, 2021, Ms. Lynch became President and CEO of CVS Health, and Mr. Merlo became a Strategic Advisor to the Company, in anticipation of his retirement on May 31, 2021.

[2] Amount of salary actually received in any year may differ from the annual base salary amount reported due to the timing of payroll periods and the timing of changes in base salary, which typically occur in April or following a mid-year promotion.

[3] Included in this column is the full grant date fair value of all PSU awards made to each NEO in the applicable year. The grant date fair value of each grant is computed in accordance with Financial Accounting Standards Board Accounting Standards Codification, Compensation – Stock Compensation, Topic 718 ("FASB ASC Topic 718"), excluding forfeiture estimates. The grant date fair values for PSU awards granted in 2020 are based upon the probable outcome of the performance conditions associated with these PSU awards as of the grant date and is calculated using a Monte Carlo simulation in accordance with FASB ASC Topic 718. Additional details regarding the grants of stock awards can be found in the Grants of Plan-Based Awards table. Each PSU represents one share of our common stock and upon vesting, will settle in shares, if earned, of CVS Health common stock, net of applicable withholding taxes, and subject to a two-year post-vesting holding period. Vesting of the PSU awards granted to the applicable NEOs on August 31, 2020 will occur, if at all, on April 1, 2023, and full vesting generally is subject to continued employment of the applicable NEO through April 1, 2023. As previously disclosed, Mr. Merlo did not receive a PSU award during 2020.

The grant date fair value of the PSU awards granted to the NEOs in 2020, assuming the highest level of performance conditions associated with these PSUs occurs and each of the leverage ratio modifier and the rTSR modifier is +25%, is as follows:

Name	Grant Date	Grant Date Fair Value Assuming Highest Level of Performance Conditions Achieved ($)
Karen S. Lynch	August 31, 2020	11,249,915
Eva C. Boratto	August 31, 2020	8,999,932
Alan M. Lotvin, M.D.	August 31, 2020	7,499,943
Jonathan C. Roberts	August 31, 2020	12,749,903

[4] The amounts reported in the Option Awards column represent the grant date fair value of stock option awards granted to each of the NEOs on April 1, 2020, calculated in accordance with FASB ASC Topic 718. Due to market volatility, a 30-day trailing average stock price was used for the calculation of the number of shares subject to the stock options that were granted to the NEOs on April 1, 2020, resulting in a small reduction in the number of stock options granted. These options have an exercise price of $58.34 (the closing price of our stock on April 1, 2020) and will vest in equal installments on the first, second, third and fourth anniversaries of the grant date and expire ten years from the grant date. The option values were calculated using a modified Black-Scholes Model for pricing options. Refer to our 2020 Annual Report, Notes to Consolidated Financial Statements at Note 11, "Stock Incentive Plans," for all relevant valuation assumptions used to determine the grant date fair value of these options. Additional details regarding the grants of stock option awards can be found under "2020 PSU and Stock Options" on page 59 and in the Grants of Plan-Based Awards table.

[5] The figures shown include amounts earned in 2020 as annual cash incentive awards (see page 54).

[6] The amounts reported in this column represent only changes in pension value, as the Company does not pay above-market earnings on deferred compensation. The value of Mr. Merlo's pension benefit increased by $11,875,749 in 2020 from the prior year's valuation and reflects the estimated present value of his SERP benefit resulting from the required use of the current plan discount rate following his retirement announcement, rather than the long-term rate previously used. The SERP is a legacy plan in which participation has decreased over the years as participants have retired, and the Company has not provided SERP benefits to new participants since 2010. Mr. Merlo is the only executive participant in the SERP. For additional information on the SERP, see "Pension Benefits" beginning on page 76.

[7] Set forth below is additional information regarding the amounts disclosed in the "All Other Compensation" column for 2020.

All Other Compensation – 2020

Name	Perquisites & Other Personal Benefits[A] ($)	Company Contributions to Defined Contribution Plans[B] ($)	Other[C] ($)
Larry J. Merlo	36,685	275,250	347,007
Karen S. Lynch	69,713	14,250	—
Eva C. Boratto	15,000	127,525	20,064
Alan M. Lotvin, M.D.	—	76,563	6,472
Jonathan C. Roberts	18,414	178,850	112,435

[A] The amounts above reflect the following: for Mr. Merlo, $13,500 for financial planning services, $4,969 for home security and $18,216 associated with personal use of company aircraft; for Ms. Lynch $36,557 associated with personal use of Company car, $23,156 for legal fees and $10,000 for financial planning services; for Ms. Boratto, $15,000 for financial planning services; and for Mr. Roberts, $15,000 for financial planning services, $203 for home security and $3,211 associated with personal use of Company aircraft. The Company determines the amount associated with personal use of Company aircraft by calculating the incremental cost to the Company based on the cost of fuel, trip-related maintenance, deadhead flights, crew travel expenses, landing fees, trip-related hangar costs and smaller variable expenses. The Company determines the amount associated with personal use of Company car by calculating the incremental cost to the Company based on mileage, car fees, and driver salary.

[B] The amounts in this column include Company matching contributions to the CVS Health Future Fund 401(k) Plan (the "401(k) Plan") of $14,250 for each of Messrs. Merlo and Roberts, Mmes. Lynch and Boratto and Dr. Lotvin. It also includes Company matching contributions credited to notional accounts in the unfunded Deferred Compensation Plan equal to: for Mr. Merlo $261,000; for Ms. Boratto, $113,275; for Dr. Lotvin, $62,313; and for Mr. Roberts, $164,600. The Company matching contributions also are reported in the "Cash" lines of the "Registrant Contributions in Last FY" column of the Nonqualified Deferred Compensation table on page 77.

[C] The amounts in this column consist of cash dividend equivalents paid by the Company on certain unvested RSUs and distributions of cash dividend equivalent payments from the Deferred Stock Plan (the "DSP"). The cash dividend equivalent payments from the DSP also are reported in the "Stock" lines of the "Aggregate Withdrawals/Distributions" column of the Nonqualified Deferred Compensation table.

Grants of Plan-Based Awards

This table reflects awards granted during 2020 under the CVS Health Corporation Amended 2017 Incentive Compensation Plan in the respective amounts listed. The MP&D Committee approved all of the 2020 awards.

Grants of Plan-Based Awards – 2020

Name	Award Type	Date of Committee Action[1]	Grant Date	Est. Future Payouts Under Non-Equity Incentive Plan Award			Est. Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($ / Sh)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
				Threshold ($)[2]	Target ($)	Maximum ($)	Threshold (#)[2]	Target (#)	Maximum (#)			
Larry J. Merlo	Stock Options	2/20/2020	4/1/2020							478,711	58.34	4,185,131
	Annual Cash			1,630,000	3,260,000	6,520,000	—	—	—			
Karen S. Lynch	Stock Options	2/20/2020	4/1/2020							211,196	58.34	1,846,381
	PSUs[5]	2/20/2020	8/31/2020				41,322	103,305	206,610			5,624,957
	Annual Cash			881,250	1,762,500	3,525,000	—	—	—			
Eva C. Boratto	Stock Options	2/20/2020	4/1/2020							168,956	58.34	1,477,098
	PSUs[5]	2/20/2020	8/31/2020				33,058	82,644	165,288			4,499,966
	Annual Cash			721,875	1,443,750	2,887,500						
Alan M. Lotvin, M.D.	Stock Options	2/20/2020	4/1/2020							140,797	58.34	1,230,918
	PSUs[5]	2/20/2020	8/31/2020				27,548	68,870	137,740			3,749,972
	Annual Cash			597,170	1,194,340[6]	2,388,680	—	—	—			
Jonathan C. Roberts	Stock Options	2/20/2020	4/1/2020							239,355	58.34	2,092,561
	PSUs[5]	2/20/2020	8/31/2020				46,832	117,079	234,158			6,374,952
	Annual Cash			1,050,000	2,100,000	4,200,000	—	—	—			

[1] Represents the date the MP&D Committee approved the 2020 grant values for stock options and PSU awards. Due to the subsequent volatility associated with the COVID-19 pandemic, the PSU award grant date was delayed until August 31, 2020. On August 11, 2020, the MP&D Committee affirmed and did not change the performance metrics approved in February 2020 and targets approved in March 2020 for the PSU awards. Refer to "2020 PSU and Stock Options" beginning on page 59 for a detailed discussion of the PSU awards.

[2] Represents the threshold achievement in order to receive a payout for the applicable award. Performance below the threshold results in no payout. Refer to "2020 PSU and Stock Options" beginning on page 59 for a detailed discussion.

[3] Due to market volatility, a 30-day trailing average stock price was used for the calculation of the number of shares subject to the stock options that were granted to the NEOs on April 1, 2020, resulting in a small reduction in the number of stock options granted. The stock option awards shown above vest in equal installments on the first, second, third and fourth anniversaries of the grant date and expire ten years from the grant date. The Company's policy is to establish the exercise price for stock options as the closing price of CVS Health's common stock on the grant date, April 1, 2020.

[4] The stock options granted on April 1, 2020 are valued based on the grant date fair market value and were calculated using a modified Black-Scholes Model for pricing options.

[5] For the 2020-2022 cycle, these PSU awards are included in the SCT in the "Stock Awards" column. The PSU award, if earned, is based on the Company's 2022 Adjusted EPS and will be modified by up to +/- 25% based on each of (a) CVS Health's leverage ratio and (b) CVS Health's performance as measured by rTSR. The maximum number of PSUs disclosed under "Est. Future Payouts Under Equity Incentive Plan Awards" assumes the maximum leverage ratio modifier of +25% and the maximum rTSR modifier of +25%. Each vested PSU represents one share of CVS Health common stock and will settle in shares, if earned, of CVS Health common stock, net of taxes, as a result of a determination by the MP&D Committee. The PSU awards do not earn dividend equivalents and have no voting rights. See the discussion of long-term incentive equity awards in "2020 Long-Term Incentive Decisions" under "2020 PSU and Stock Options" beginning on page 59 for a discussion of the vesting and payout of these awards based on the MP&D Committee's determination that the Company has achieved the applicable performance result. Refer to footnote 3 beginning on page 70 for a discussion of how the number of vested PSUs will be determined.

[6] Dr. Lotvin's bonus target was pro-rated to reflect an increase to his target bonus opportunity and increase to his base salary in February 2020. Dr. Lotvin's 2021 full year target bonus opportunity is 150% of base salary.

Outstanding Equity Awards at Fiscal Year-End

This table shows information regarding the outstanding equity awards held by each of our Named Executive Officers under the applicable plan that were outstanding as of December 31, 2020. The unearned PSU awards granted in 2020 and 2019 are shown at target performance, with no adjustment for leverage ratio modifier performance or rTSR modifier performance. The LTIP PSU awards and Supplemental LTIP PSU awards granted in 2018 are both shown at maximum performance (200%) and EBITDA PSU awards granted in 2018 are shown at threshold performance (50%), with no adjustment for rTSR modifier performance, but actual performance for these awards are explained in the footnotes below.

Outstanding Equity Awards at 2020 Year-End

		Stock Option Awards[1]				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units of Stock that Have Not Vested ($)[2]
Larry J. Merlo	4/1/2014	335,697	—[3]	74.29	4/1/2021				
	4/1/2015	273,929	—[3]	102.26	4/1/2022				
	4/1/2016	286,787	—[3]	104.82	4/1/2023	19,080[7]	1,303,164		
	4/3/2017	253,578	84,527[3]	78.05	4/3/2024	21,621[7]	1,476,714		
	4/1/2018	197,045	197,046[3]	62.21	4/1/2025			27,125[11]	1,852,638
	4/1/2018							240,256[12]	16,409,485
	4/1/2019	136,354	409,065[4]	54.19	4/1/2029				
	6/5/2019							234,755[13]	16,033,767
	8/30/2019							189,500[14]	12,942,850
	4/1/2020		478,711[4]	58.34	4/1/2030				
Karen S. Lynch	2/19/2016	93,989	—[5]	37.91	2/18/2026				
	2/17/2017	192,741	—[5]	45.91	2/16/2027				
	11/28/2018					31,144[8]	2,127,135		
	11/28/2018							72,612[12]	4,959,400
	11/28/2018							54,458[15]	3,719,481
	4/1/2019	60,602	181,806[4]	54.19	4/1/2029				
	6/5/2019							104,335[13]	7,126,081
	4/1/2020		211,196[4]	58.34	4/1/2030				
	8/31/2020							103,305[16]	7,055,732
Eva C. Boratto	4/1/2014	18,882	—[3]	74.29	4/1/2021				
	4/1/2015	27,392	—[3]	102.26	4/1/2022				
	4/1/2016	21,509	—[3]	104.82	4/1/2023	1,431[7]	97,737		
	4/3/2017	26,296	8,766[3]	78.05	4/3/2024	2,242[7]	153,129		
	4/1/2018	17,514	17,516[3]	62.21	4/1/2025			2,411[11]	164,671
	4/1/2018							17,796[12]	1,215,467
	8/31/2018							33,646[15]	2,298,022
	11/28/2018							36,306[12]	2,479,700
	11/28/2018							30,254[15]	2,066,348
	4/1/2019	50,501	151,506[4]	54.19	4/1/2029				
	6/5/2019							86,946[13]	5,938,412
	4/1/2020		168,956[4]	58.34	4/1/2030				
	8/31/2020							82,644[16]	5,644,585

Compensation of Named Executive Officers

Name	Grant Date	Stock Option Awards[1]				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares or Units of Stock that Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units of Stock that Have Not Vested ($)[2]
Alan M. Lotvin, M.D.	4/1/2014	15,736	—[3]	74.29	4/1/2021				
	4/1/2015	21,386	—[3]	102.26	4/1/2022				
	4/1/2016	27,395	—[3]	104.82	4/1/2023				
	4/3/2017	24,683	8,228[3]	78.05	4/3/2024	3,843[9]	262,477		
	2/28/2018					476[10]	32,511		
	4/1/2018	11,270	11,271[3]	62.21	4/1/2025	6,027[9]	411,644	1,506[17]	102,860
	4/1/2018							24,914[12]	1,701,626
	8/31/2018							53,834[15]	3,676,862
	4/1/2019	20,200	60,602[4]	54.19	4/1/2029				
	5/31/2019							46,804[12]	3,196,713
	6/5/2019							34,778[13]	2,375,337
	4/1/2020		140,797[4]	58.34	4/1/2030				
	8/31/2020							68,870[16]	4,703,821
Jonathan C. Roberts	9/4/2012	108,870	—[6]	45.93	9/4/2022				
	4/1/2014	73,433	—[3]	74.29	4/1/2021				
	4/1/2015	68,482	—[3]	102.26	4/1/2022				
	4/1/2016	161,318	—[3]	104.82	4/1/2023	10,733[7]	733,064		
	4/3/2017	150,268	50,090[3]	78.05	4/3/2024	12,812[7]	875,060		
	4/1/2018	124,065	124,066[3]	62.21	4/1/2025			17,079[11]	1,166,496
	4/1/2018							133,474[12]	9,116,274
	8/31/2018							100,942[15]	6,894,339
	4/1/2019	75,752	227,258[4]	54.19	4/1/2029				
	6/5/2019							130,419[13]	8,907,618
	4/1/2020		239,355[4]	58.34	4/1/2030				
	8/31/2020							117,079[16]	7,996,496

[1] The Company had no equity incentive plan awards that were securities underlying unexercised, unearned options at fiscal year-end, so that column is intentionally omitted from this table.

[2] The value of the RSUs and PSUs is based on a price of $68.30 per share, which was the closing price of the Company's stock on December 31, 2020, the last trading day of the Company's fiscal year. Each vested RSU and PSU represents one share of Company's common stock and will settle in shares, if earned (for PSUs), of Company common stock, net of taxes.

[3] These stock options vest in one-quarter increments on each of the first, second, third and fourth anniversaries of the grant date and expire seven years from the date of the grant.

[4] These stock options vest in one-quarter increments on each of the first, second, third and fourth anniversaries of the grant date and expire ten years from the date of the grant.

[5] Represents stock appreciation rights ("SARs") that were granted prior to the Aetna Transaction and expire ten years from the date of grant.

[6] The stock options vest in one-third increments on each of the third, fourth and fifth anniversaries of the date of the grant and expire ten years from the date of the grant.

[7] RSUs vest in increments of 50% on the third anniversary of the grant date and 50% on the fifth anniversary of the grant date.

[8] RSUs cliff vest on the third anniversary of the grant date.

[9] RSUs cliff vest on the fourth anniversary of the grant date.

[10] Consists of the unvested portion of a RSU grant that vests on the third anniversary of the grant date.

(11) The number of EBITDA PSUs granted in 2018 that may vest on April 1, 2021 depends upon the attainment of specified performance goals over a period beginning on January 1, 2018 and ending on December 31, 2020. Pursuant to SEC requirements, the number of EBITDA PSUs reported is based on achievement of threshold performance levels. However, following the end of the performance and vesting period, the EBITDA PSUs were forfeited and cancelled due to the failure of the Company to achieve threshold performance. Please see "Status of Prior PSU Performance Programs" on page 61 for a discussion of the MP&D Committee's determination that the Company did not attain the applicable performance metrics.

(12) The number of 2018 LTIP PSUs granted in 2018 that may vest on April 1, 2021 depends upon the attainment of specified performance goals over a period beginning on January 1, 2018 and ending on December 31, 2020. As of December 31, 2020, actual performance with respect to the 2018 LTIP PSUs exceeded target performance levels and therefore pursuant to SEC requirements the number of shares reported with respect to the 2018 LTIP PSUs is the number of shares that would be earned assuming maximum performance is achieved (200%). However, the actual payout of the 2018 LTIP PSUs was at 150% after applying the rTSR modifier of (-25%). Please see "Status of Prior PSU Performance Programs" on page 61 for a discussion of the MP&D Committee's determination that the Company surpassed the applicable performance metrics and applied the rTSR modifier.

(13) Consists of the value of the PSU awards granted on June 5, 2019, which may vest on April 1, 2022.

(14) Consists of the value of the PSU award granted on August 30, 2019 in lieu of Mr. Merlo's annual 2020 PSU award. Vesting of the August 2019 PSUs granted to Mr. Merlo will occur, if at all, on May 31, 2021 and full vesting generally is subject to continued employment of Mr. Merlo through that date.

(15) Consists of Aetna Transaction related Supplemental 2018-2020 LTIP PSU award for the respective individuals. The number of Supplemental 2018-2020 LTIP PSUs granted in 2018 that may vest on April 1, 2021 depends upon the attainment of specified performance goals over a period beginning on January 1, 2018 and ending on December 31, 2020. As of December 31, 2020, actual performance with respect to the Supplemental 2018-2020 LTIP PSUs exceeded target performance levels and therefore pursuant to SEC requirements the number of shares reported with respect to the Supplemental 2018-2020 LTIP PSUs is the number of shares that would be earned assuming maximum performance is achieved (200%). However, the actual payout of the Supplemental 2018-2020 LTIP PSUs was at 150% after applying the rTSR modifier of (-25%). Please see "Status of Prior PSU Performance Programs" on page 61 for a discussion of the MP&D Committee's determination that the Company surpassed the applicable performance metrics and applied the negative rTSR modifier.

(16) Consists of the value of the PSU awards granted on August 31, 2020, which may vest on April 1, 2023.

(17) The number of EBITDA PSUs granted in 2018 that vest on April 1, 2021 depends upon the attainment of specified performance goals over a period beginning on January 1, 2018 and ending on December 31, 2020. Pursuant to SEC requirements, the number of EBITDA PSUs reported is based on achievement of threshold performance levels, which also reflects the actual payout for this award. Following the end of the performance and vesting period, the EBITDA PSUs were determined to have failed to achieve threshold performance levels. However, for recipients granted EBITDA PSU awards in 2018 who were not members of the executive leadership team at the time of grant (including Dr. Lotvin), the award agreements called for a minimum 50% payout. Please see "Status of Prior PSU Performance Programs" on page 61 for a discussion of the MP&D Committee's determination that the Company did not attain the applicable performance metrics.

Option Exercises and Stock Vested

The table below reflects information for the fiscal year ended December 31, 2020 concerning options exercised and the vesting of previously granted RSUs and non-transferable shares for each of the NEOs specified in the table. The value of the shares acquired upon exercise of the options and the shares represented by the vesting of RSUs is based on the closing price of our stock on the date of exercise and the date of vesting, respectively.

Option Exercises and Stock Vested – 2020

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[(1)]
Larry J. Merlo	314,713	6,400,174	41,178	2,345,680
Karen S. Lynch	—	—	64,129	4,550,494
Eva C. Boratto	—	—	4,660	266,378
Alan M. Lotvin, M.D.	—	—	4,298	253,455
Jonathan C. Roberts	68,844	1,241,810	17,701	1,075,981

(1) Includes the RSU value deferred by Dr. Lotvin and Mr. Roberts during 2020, which is also included in the "Stock" row of the "Executive Contributions in Last FY" column of the Nonqualified Deferred Compensation table on page 77.

Pension Benefits

We maintain an unfunded supplemental executive retirement plan, or SERP, which is designed to supplement the retirement benefits of select executives in lieu of a tax qualified defined benefit plan. The SERP is a legacy plan in which participation has decreased over the years as participants have retired, and the Company has not provided SERP benefits to new participants since 2010. Mr. Merlo is the only active executive officer participating in the SERP.

Under the SERP's benefit formula, participants (including Mr. Merlo and certain retired executives) will receive an annual benefit commencing on the later of age 55 or retirement, equal to 1.6% of a three-year average of final compensation (as defined in the SERP) for each year of service up to 30 years, with no offset for any amounts provided by our tax qualified plans, Social Security or other retirement benefits. Final compensation for purposes of the SERP benefit formula is the average of the executive's three highest years of annual salary and annual cash bonus during the last ten years of service. The credited years of benefit service for Mr. Merlo as of the measurement date of December 31, 2020 was 30 years. Benefits under the SERP formula are payable in annual installments for the life of the executive, unless the executive has made an advance election in accordance with plan and IRS rules to have the benefit paid in the form of a lump sum or joint and survivor annuity of equivalent actuarial value. Pursuant to the SERP, Mr. Merlo has made an election to receive his distribution payable on account of termination of employment in the form of a lump sum.

No SERP benefits are payable to an eligible executive until he terminates employment. As of the measurement date, Mr. Merlo was eligible for an immediate SERP benefit upon termination.

Mr. Merlo has reached the maximum amount of service under the SERP based on his more than 30 years with the Company. The accumulated value in the Pension Benefits Table and the change in value reflected in the Summary Compensation Table for Mr. Merlo as of the December 31, 2020 measurement date, reflects the estimated increase in present value of his SERP benefit resulting from the required use of the current discount rate, -0.50%, following his retirement announcement. Prior to a known retirement date, the accumulated value reflected a long-term rate of 2.50%. The underlying value of Mr. Merlo's benefit did not change in 2020 and Mr. Merlo did not accrue any additional benefits under the SERP in 2020. Mr. Merlo's lump sum benefit projection includes a decrease from the prior year as a result of the application of mortality table assumptions.

Mr. Merlo is fully vested in his accrued benefit. For further information regarding pension assumptions, please see the Note 9, "Pension Plans and Other Postretirement Benefits", in our 2020 Annual Report.

Pension Benefits – 2020

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Larry J. Merlo	Supplemental Executive Retirement Plan for Select Senior Management	30[1]	52,157,023	—
Karen S. Lynch	N/A	—	—	—
Eva C. Boratto	N/A	—	—	—
Alan M. Lotvin, M.D.	N/A	—	—	—
Jonathan C. Roberts	N/A	—	—	—

[1] Mr. Merlo has been with the Company for more than 30 years, but his years of service is capped at 30 years under the terms of the SERP.

Nonqualified Deferred Compensation

Executive officers and select members of management may participate in the Deferred Compensation Plan ("DCP") and the DSP. The DCP allows participants to defer payment of a portion of their salary and a portion of their annual cash incentive (and in the case of executive officers, all or a portion of any long-term incentive plan cash award) to facilitate their personal retirement or financial planning. For participants in the DCP, we provide a maximum match of up to 5% of the eligible compensation (base+bonus) that exceeds the IRS earnings limit that applies to 401(k) plans after completion of one year of service.

The investment crediting options for the DCP mirror those offered for the 401(k) Plan. Each year, the amount of a participant's deferred compensation account increases or decreases based on the appreciation and/or depreciation in the value of the investment crediting alternatives selected by the participant. There are no vesting requirements on deferred compensation accounts.

Under the DSP, participants may elect to defer settlement of RSUs and PSUs beyond the scheduled vesting date. Following vesting, dividend equivalents are reinvested during the deferral period. During 2020, Mr. Roberts and Dr. Lotvin deferred portions of their respective equity-based compensation under the DSP. Executive officers are not permitted to defer proceeds of stock option exercises.

The amounts shown in the table below for "Cash" and "Stock" were deferred pursuant to the DCP and the DSP, respectively.

Nonqualified Deferred Compensation – 2020

Name	Type	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)[4]	Aggregate Balance at Last FYE ($)[5]
Larry J. Merlo	Cash	275,250	261,000	1,233,086	—	9,927,164
	Stock	—	—	(3,994,760)	169,348	74,330,700
Karen S. Lynch	Cash	—	—	—	—	—
	Stock	—	—	—	—	—
Eva C. Boratto	Cash	48,125	113,275	277,829	—	1,232,675
	Stock	—	—	—	—	—
Alan M. Lotvin, M.D.	Cash	198,188	62,313	296,859	315,231	1,815,466
	Stock	728,151	—	(9,296)	—	2,378,738
Jonathan C. Roberts	Cash	715,400	164,600	1,618,722	—	11,236,835
	Stock	4,749,109	—	16,430	11,652	21,816,318

[1] The stock contributions for Mr. Roberts represent deferred settlement under the DSP of both RSUs granted in prior years that vested in 2020 and shares granted under the LTIP for the 2017-2019 cycle that were credited to his account in 2020. The stock contributions for Dr. Lotvin represent the deferred settlement under the DSP of both shares granted under the LTIP for the 2017-2019 cycle that were credited to his account in 2020 and Performance-Based Restricted Stock units granted in 2018 for performance year 2017 that vested in 2020.

[2] All amounts shown are also disclosed in the SCT under All Other Compensation and reflect amounts credited and/or earned in 2020.

[3] All earnings shown on the Stock line are attributable to dividend equivalents credited as additional deferred RSUs and the change in our common stock price since December 31, 2019.

[4] All amounts reported are distributions of cash dividend equivalent payments from the DSP.

[5] The following amounts included in this column have been previously reported in the SCTs in our proxy statements since 2007:

	Cash	Stock
Mr. Merlo	$ 5,241,440	$ 20,476,290
Ms. Lynch	—	—
Ms. Boratto	$ 246,330	—
Dr. Lotvin	—	—
Mr. Roberts	$ 6,013,200	$ 11,263,430

Payments/(Forfeitures) Under Termination Scenarios

The tables below show the amounts that would be received or forfeited by each Named Executive Officer under various termination scenarios, assuming that the termination occurred on December 31, 2020. Amounts that have been paid or are payable in all events, such as the non-equity incentive plan amounts earned with respect to fiscal year 2020 and disclosed in the "Non-Equity Incentive Plan Compensation" column of the SCT beginning on page 70, the amounts payable under the SERP discussed on page 76, and the amounts in the nonqualified deferred compensation plans discussed beginning on page 77, are not included in the tables below, nor is any amount for stock options that are vested and exercisable as of December 31, 2020.

With respect to the tables below:

- Ms. Boratto and Dr. Lotvin were not eligible for retirement benefits as of December 31, 2020.
- The amounts paid as base salary upon voluntary termination for Mr. Merlo reflect the Company's option to continue to pay 50% of his salary for 18 months in consideration for compliance with a non-competition provision.
- The value of options is determined by multiplying the number of unvested options outstanding as of December 31, 2020 by the difference between the exercise price and $68.30, the closing price of our common stock on December 31, 2020, the last trading day of our fiscal year. Generally, the option grant agreements provide for the following post-termination exercise periods, but in no case will the post-termination exercise period be longer than the original option term:
  - In the case of termination due to death, during the one-year period following death;
  - In the case of constructive termination without cause prior to a change in control of the Company ("CIC"), during the severance period;
  - In the case of constructive termination without cause after a CIC, during the remainder of the option term;
  - In the case of a voluntary termination, awards granted in 2017 and later include a 90-day post-termination option exercise period; options granted before 2017 expire immediately upon a voluntary termination;
  - In the case of termination for cause, generally there is no post-termination exercise period; and
  - In the case of qualified retirement, during a 3-year post termination exercise period.
- The value of RSUs is determined by multiplying the number of RSUs as of December 31, 2020 by $68.30, the closing price of our common stock on December 31, 2020, the last trading day of our fiscal year.
- Upon a CIC and subsequent termination of employment, all outstanding unvested stock options will vest in full and restrictions will lapse on all RSUs.
- The value of PSUs and LTIP cycles assumes (a) no proration for the 2018 – 2020 LTIP cycle (including the Supplemental 2018-2020 PSU awards), pro-rated amounts for the outstanding 2019 PSUs (two-thirds) and 2020 PSUs (one-third); (b) a share price of $68.30, the closing price of our common stock on December 31, 2020, the last trading day of our fiscal year; (c) all outstanding performance cycles are achieved and paid at target; and (d) no adjustment for applicable leverage ratio and rTSR modifier performance.

In the event of his covered termination prior to a CIC, Mr. Merlo would receive a cash severance payment equal to two times the sum of his annual base salary and his then-current annual cash incentive at target. In the event of his covered termination following a CIC, Mr. Merlo would receive a cash severance payment equal to three times the sum of his annual base salary and his then-current annual cash incentive at target, but under his employment agreement such cash severance would be reduced to avoid the excise tax under Section 280G of the Code, if that would give Mr. Merlo a better after-tax result. Approved early retirement is defined in Mr. Merlo's various stock option, PSU and RSU agreements. PSU and RSU awards are pro-rated for early retirement. Under the agreement for the August 2019 PSUs granted to Mr. Merlo, in the case of involuntary termination, the PSU award fully vests, with no proration applied.

Larry J. Merlo	Death ($)	Termination for Cause ($)	Voluntary Termination ($)	Termination w/o Cause or Constructive Termination w/o Cause Prior to CIC ($)	Termination w/o Cause or Constructive Termination w/o Cause After CIC ($)	Approved Early Retirement ($)
Cash Severance Value						
Base Salary	—	—	1,222,500	3,260,000	4,890,000	—
Bonus	—	—	—	6,520,000	9,780,000	—
Vesting (Forfeiture) of Equity						
Value of Options	11,739,879	(11,739,879)	(11,739,879)	11,739,879	11,739,879	11,739,879
Value of RSUs	2,779,878	(2,779,878)	(2,779,878)	2,779,878	2,779,878	1,911,171
Value of PSUs	40,886,702	(40,886,702)	(40,886,702)	35,542,091	40,886,702	32,600,478
Benefits and Other						
Health Insurance	—	—	—	27,650	41,475	—
SERP	—	—	—	—	—	—
Excise Tax Gross-Up	—	—	—	—	—	—
Total	55,406,459	(55,406,459)	(54,183,959)	59,869,498	70,117,934	46,251,528

Pursuant to Ms. Lynch's amended employment agreement in effect as of November 28, 2018, in the event of her covered termination prior to or following a CIC, Ms. Lynch would receive a cash severance payment equal to two times the sum of her annual base salary and her then-current annual cash incentive at target. Ms. Lynch will also be treated as retirement eligible under the terms of her equity awards. Ms. Lynch's employment agreement defines "Cause" as the occurrence of one or more of the following: (a) a willful and continued failure to attempt in good faith to perform duties which failure is not remedied within fifteen business days following written notice of such failure; (b) material gross negligence or willful malfeasance in performance of duties; (c) with respect to the Company, commission of an act constituting fraud, embezzlement or any other act constituting a felony; or (d) commission of any act constituting a felony which has or is likely to have a material adverse economic or reputational impact on the Company. Ms. Lynch's employment agreement defines "Good Reason" as the occurrence of one or more of the following without Ms. Lynch's consent: (a) a reduction by the Company of base salary or target cash bonus opportunity (except in the event of a ratable reduction affecting all senior officers of the Company); (b) any failure of a successor of the Company to assume and agree to perform the Company's entire obligations under the employment agreement; (c) reporting to any person other than the Company's chief executive officer; (d) removal of Ms. Lynch as President; or (e) any action or inaction by the Company that constitutes a material breach of the employment agreement. Ms. Lynch entered into an amended and restated employment agreement in connection with her promotion to President and CEO of CVS Health, effective February 1, 2021. For a description of Ms. Lynch's severance benefits under that agreement, see pages 64-65.

With respect to each of the remaining Named Executive Officers, in the event of his or her termination without cause or constructive termination prior to a CIC, pursuant to a restrictive covenant agreement and the Company's Severance Plan for Non-Store Employees, the Named Executive Officer is eligible to receive up to 18 months of base salary as severance, paid in equal monthly installments, provided that he or she executes a separation agreement with the Company that includes, among other things, standard restrictive covenants regarding non-competition and non-solicitation of customers and employees. In the event of his or her termination without cause or constructive termination prior to a CIC, for the Named Executive Officers other than Mr. Roberts: unvested options and RSUs continue to vest during the applicable severance period, and PSUs vest on a pro-rated basis through the separation date. In the event of Mr. Roberts' termination without cause or constructive termination prior to a CIC, his unvested options and RSUs continue to vest during the applicable severance period, and his PSUs fully vest. In the event of Mr. Roberts' qualified retirement, his unvested options continue to vest during a three-year post-termination period, and his unvested RSUs and PSUs vest in full. Each of the remaining Named Executive Officers has entered into a CIC Agreement with the Company that specifies payments that would be made to him or her in the event of a CIC.

Compensation of Named Executive Officers

In the event of a covered termination following a CIC, the Named Executive Officer would receive a cash severance payment equal to one and one-half times the sum of annual base salary and then-current annual cash incentive at target, full value at target achievement level for the 2018-2020 PSU awards (EBITDA, LTIP and the Supplemental 2018-2020 LTIP PSUs), the 2019 PSU awards and the 2020 PSU awards, and immediate vesting of stock options and RSU awards. Under their CIC Agreements, such cash severance would be reduced to avoid the excise tax under Section 280G of the Code if that would give the Named Executive Officer a better after-tax result. Tables for each of the remaining Named Executive Officers are set forth below.

Karen S. Lynch	Death ($)	Termination for Cause ($)	Voluntary Termination ($)	Termination w/o Cause or Constructive Termination w/o Cause Prior to CIC or Good Reason ($)	Termination w/o Cause or Constructive Termination w/o Cause After CIC ($)
Cash Severance Value					
Base Salary	—	—	—	2,400,000	2,400,000
Bonus	—	—	—	3,600,000	3,600,000
Vesting (Forfeiture) of Equity					
Value of Options	4,668,795	(4,668,795)	(4,668,795)	4,142,917	4,668,795
Value of RSUs	2,127,135	(2,127,135)	(2,127,135)	2,127,135	2,127,135
Value of PSUs	18,521,253	(18,521,253)	(18,521,253)	11,442,026	18,521,253
Benefits and Other					
Health Insurance	—	—	—	22,983	22,983
SERP	—	—	—	—	—
Excise Tax Gross-Up	—	—	—	—	—
Total	25,317,183	(25,317,183)	(25,317,183)	23,735,061	31,340,166

Eva C. Boratto	Death ($)	Termination for Cause ($)	Voluntary Termination ($)	Termination w/o Cause or Constructive Termination w/o Cause Prior to CIC ($)	Termination w/o Cause or Constructive Termination w/o Cause After CIC ($)
Cash Severance Value					
Base Salary	—	—	—	1,500,000	1,500,000
Bonus	—	—	—	—	2,250,000
Vesting (Forfeiture) of Equity					
Value of Options	3,927,224	(3,927,224)	(3,927,224)	2,373,240	3,927,224
Value of RSUs	250,866	(250,866)	(250,866)	250,866	250,866
Value of PSUs	15,942,108	(15,942,108)	(15,942,108)	10,199,581	15,942,108
Benefits and Other					
Health Insurance	—	—	—	20,161	20,161
SERP	—	—	—	—	—
Excise Tax Gross-Up	—	—	—	—	—
Total	20,120,198	(20,120,198)	(20,120,198)	14,343,848	23,890,359

Alan M. Lotvin, M.D.	Death ($)	Termination for Cause ($)	Voluntary Termination ($)	Termination w/o Cause or Constructive Termination w/o Cause Prior to CIC ($)	Termination w/o Cause or Constructive Termination w/o Cause After CIC ($)
Cash Severance Value					
Base Salary	—	—	—	1,275,000	1,275,000
Bonus	—	—	—	—	1,831,920
Vesting (Forfeiture) of Equity				—	
Value of Options	2,326,073	(2,326,073)	(2,326,073)	1,339,863	2,326,073
Value of RSUs	706,632	(706,632)	(706,632)	706,632	706,632
Value of PSUs	11,572,547	(11,572,547)	(11,572,547)	7,644,820	11,572,547
Benefits and Other					
Health Insurance	—	—	—	22,326	22,326
SERP	—	—	—	—	—
Excise Tax Gross-Up	—	—	—	—	—
Total	14,605,252	(14,605,252)	(14,605,252)	10,988,641	17,734,498

Jonathan C. Roberts	Death ($)	Termination for Cause ($)	Voluntary Termination ($)	Termination w/o Cause or Constructive Termination w/o Cause Prior to CIC ($)	Termination w/o Cause or Constructive Termination w/o Cause After CIC ($)	Qualified Retirement ($)
Cash Severance Value						
Base Salary	—	—	—	1,800,000	1,800,000	—
Bonus	—	—	—	—	3,150,000	—
Vesting (Forfeiture) of Equity						
Value of Options	6,346,148	(6,346,148)	(6,346,148)	5,750,152	6,346,148	5,750,152
Value of RSUs	1,608,124	(1,608,124)	(1,608,124)	1,608,124	1,608,124	1,608,124
Value of PSUs	27,242,411	(27,242,411)	(27,242,411)	27,242,411	27,242,411	27,242,411
Benefits and Other						
Health Insurance		—	—	20,554	20,554	—
SERP		—	—	—	—	—
Excise Tax Gross-Up		—	—	—	—	—
Total	35,196,683	(35,196,683)	(35,196,683)	36,421,241	40,167,237	34,600,687

CEO Pay Ratio

We invest in our employees at all levels of the Company by rewarding performance that balances risk and reward, is consistent with our values and supports short- and long-term goals and, ultimately, value creation for our stockholders. We provide opportunities for professional growth and development and offer affordable benefits and programs that meet the diverse needs of our employees and their families. In addition, in response to the COVID-19 pandemic, we are taking actions to support our colleagues and their families to help them navigate these uncertain times. The Company provided enhanced benefits, including bonuses to those who are required to be at CVS Health facilities to assist patients and customers in this time of unprecedented need, child and elder care assistance, paid sick leave for part-time colleagues to help them manage through the COVID-19 pandemic and paid time off to employees who test positive or are quarantined due to exposure to COVID-19.

As required by the Dodd-Frank Act, we are disclosing the ratio of compensation of Mr. Merlo, our CEO in 2020, to that of the employee who has been identified as having annual compensation that is the median of all of our employees.

For 2020, we used the same median employee that was identified in 2019 since there has been no change in our employee population or compensation arrangements that we reasonably believe would result in a significant change to our pay ratio disclosure. We identified the median employee in 2019 by ranking the total compensation based on W-2 information for all employees, excluding Mr. Merlo, who were employed by the Company on December 31, 2019. As of December 31, 2019, we employed approximately 290,000 employees, which included many part-time, temporary and seasonal workers. Adjustments were made to annualize the compensation of full-time and part-time employees who were not employed by the Company for the entire 2019 calendar year. We did not apply any cost-of-living adjustments as part of the calculation. As permitted by SEC rules under the de minimis exception, we excluded 1,216 employees located outside the United States, who represented less than 5% of our total employees, as of December 31, 2019. Consistent with our previous practice, we also excluded employees who joined CVS Health through businesses that we acquired in 2019.

Using this methodology, our median employee was determined to be a full-time employee. The annual compensation for our median employee in 2020 was $55,716, calculated in accordance with the rules applicable to the SCT which begins on page 70 of this proxy statement. The annual compensation for our median employee includes the Company-paid portion of health benefits plus company contributions to the 401(k) Plan, if applicable. For 2020, the annual compensation for Mr. Merlo includes approximately $11.9 million attributed to a required change to an actuarial assumption used for the SERP. This change did not result in an increase in Mr. Merlo's benefits. Mr. Merlo's annual compensation was $23,057,647, which is $13,825 higher than the amount shown in our SCT because of the inclusion of Company-paid medical benefits, which are not reflected in the SCT in accordance with SEC rules. The ratio of Mr. Merlo's annual compensation to that of our median employee for 2020 is 414-to-1.

Given the different methodologies that various public companies use to determine their estimates of pay ratio, including different methodologies, exclusions, estimates and assumptions allowed under SEC rules, and different employment and compensation practices among companies, the ratio reported above should not be used as a basis for comparison between CVS Health and other companies.

Stockholder Proposals

Stockholder Proposal for Reducing the Threshold for Our Stockholder Right to Act By Written Consent

On or about December 2, 2020 (revised December 4, 2020), the Company received the following proposal from John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278. Mr. Chevedden represents that he has held at least fifty (50) shares of the Company's stock for the past year and intends to continue to hold such amount through the date of the Company's next annual meeting. In accordance with SEC rules, we are reprinting the proposal and supporting statement (which we refer to as the "John Chevedden Proposal") in this proxy statement as they were submitted to us:

Proposal 4 — Improve Shareholder Written Consent

Shareholders request that our board of directors take the steps necessary to enable 10% of shares to request a record date to initiate written consent.

Currently it takes the formal backing 35% [sic] of all shares that normally cast ballots at the annual meeting to do so little ask for a record date for written consent.

Plus any action taken by written consent would still need more than 70% supermajority approval from the shares that normally cast ballots at the annual meeting. This 70% vote requirement gives almost overwhelming supermajority protection to management that will remain unchanged.

Enabling 10% of shares to apply for a record date for written consent makes sense because scores of companies do not even require 01% of stock ownership to do so little as request a record date.

Taking action by written consent is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director. For instance shareholders might determine that the poorest performing directors are in need of replacement.

As a potential example Mr. David Brown, who chaired the management pay committee and received 135 million votes of rejection in 2020 and Mr. David Dorman who chaired the Nomination Committee [sic] received 161 million votes of rejection in 2020. By comparison these 2 negative votes were each more than 20-times the negative votes received by Ms. Mary Schapiro.

In 2020 CVS management said, "The Company believes that stockholder meetings provide an important forum for stockholders to present, discuss and vote on proposals on an informed basis." This has been completely blown out of the water by the onslaught of tightly controlled online shareholder meetings.

With the near universal use of online annual shareholder meetings which can be only 10-minutes long, shareholders no longer have the right for engagement with other shareholders, management and directors at a shareholder meeting. Special shareholder meetings can now be online meetings which has an inferior format to even a free Zoom meeting.

Shareholders are also severely restricted in making their views known at online shareholder meetings because all challenging questions and comments can be screened out.

For instance the Goodyear shareholder meeting was spoiled by a trigger-happy management mute button that was used to quash constructive shareholder criticism. AT&T, with 3000 institutional shareholders, would not even allow shareholders to speak.

Please see:

AT&T investors denied a dial-in as annual meeting goes online https://whbl.com/2020/04/17/att-investors-denied-a-dial-in-as-annual-meeting-goes-online/1007928/ Imagine the control management like AT&T could have over an online special shareholder meeting.

Online meetings also give management a blank check to make false statements because shareholders who are not physically present cannot challenge false statements.

Now more than ever shareholders need to have the option to take action outside of a shareholder meeting since online shareholder meetings are a wasteland for management accountability and shareholder engagement.

Proposal 4 — Improve Shareholder Written Consent

Statement of the Board of Directors Recommending a Vote AGAINST the John Chevedden Proposal

The Board considered the John Chevedden Proposal and, for the reasons described below, believes that the proposal is not in the best interests of the Company and its stockholders.

CVS Health is strongly committed to good governance practices and is keenly interested in the views and concerns of our stockholders. The Company has adopted many leading corporate governance practices, including:

- the annual election of all directors,
- majority voting in director elections,
- separation of the roles of CEO and Chair of the Board, and an independent Chair,
- 12 of 13 director nominees are independent, with only our CEO being a non-independent nominee,

- the right of stockholders to call special meetings at a 15% threshold,
- proxy access, and
- most importantly for purposes of this proposal, the right of stockholders to act by written consent.

In 2012, the Board presented for stockholder approval an amendment to the Company's governing documents that strengthened the ability of stockholders to act by written consent. Through this amendment, which was approved by 95% of stockholders who voted (76% of shares outstanding), CVS Health stockholders can take any action permitted to be taken at an annual or special meeting through a written consent of the stockholders, which means stockholders are able to act by written consent with less than unanimous approval. The 2012 amendment permits stockholders representing at least 25% of shares outstanding (not "35% of all shares that normally cast ballots at the annual meeting", as the proposal incorrectly states) to request a record date for an action by written consent.

In addition, in 2018 the Board presented for CVS Health stockholder approval an amendment to the Charter that lowered the threshold required for our stockholders to call a special meeting of stockholders from 25% of shares outstanding to 15%. That amendment was approved by over 98% of stockholders who voted (representing 76% of shares outstanding).

As a result of the 2012 amendment, CVS Health currently allows for any action permitted to be taken at any annual or special meeting of stockholders to be taken without a meeting by the written consent of the stockholders of the Company. The same percentage of votes in favor are required for an action by written consent to pass as would be required for a proposal to pass at a meeting, not a "more than 70% supermajority", as falsely stated in the proposal. The consent process is straightforward, and is a process that is similar for many public companies like CVS Health.

The Board chose 25% as the appropriate threshold of ownership for stockholders to call for action to be taken by written consent, to strike an appropriate balance between enhancing the ability of stockholders to facilitate an action by written consent and the risk that a lower threshold would allow groups of self-interested stockholders to subject all of our stockholders, and wasting management time, to consent solicitations that may only be relevant to a narrow constituency of stockholders. The Board believes that taking an action by written consent is a significant corporate action, the outcome of which is no different than the outcome from an annual or special meeting. An annual or special meeting comes with all of the procedural and other safeguards that help protect the interests of all stockholders. Moreover, overseeing the solicitation, delivery and examination of written consents and ensuring effective communication of information to stockholders about the subject matter also involves significant management commitment of time and focus, and imposes very substantial legal and administrative cost, all of which take our management team away from running our business. To put it simply, it should not be easy to take action by written consent, especially when the ability to call special meetings is also available at a 15% threshold.

The John Chevedden Proposal requests steps be taken to enable "10% of shares to request a record date to *initiate* written consent" (emphasis added). Under CVS Health's existing written consent process, however, any stockholder, without regard to any percentage, is permitted to initiate the process to have a matter considered by written consent. Once initiated, stockholders meeting the 25% threshold have to approve the matter to be formally presented stockholders for consideration. Initiating the process places the matter and the possibility of a written consent squarely before our stockholders, which CVS Health believes is an important step for determining whether there is sufficient support for the matter and the continuation of the written consent process. Since our governing documents already permit any stockholder to initiate the written consent process, the essential objective of the John Chevedden Proposal has already been substantially implemented.

A stockholder proposal to reduce the ownership threshold to request stockholder action by written consent that was similar to this proposal was presented to stockholders at our 2020 Annual Meeting. At that Annual Meeting nearly 85% of votes cast were voted against the proposal, reflecting our stockholders' agreement that our current corporate governance practices regarding the right to act by written consent meet their expectations.

We believe that at least 25% of our stockholders should remain the threshold to call for a special meeting.

> The Board unanimously recommends a vote **AGAINST** the John Chevedden Proposal.

Item 5

Stockholder Proposal Regarding Our Independent Board Chair

On or about December 4, 2020, the Company received the following proposal from Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021. Mr. Steiner represents that he has held no less than five hundred (500) shares of the Company's stock for the past year and intends to continue to hold such amount through the date of the Company's next annual meeting. In accordance with SEC rules, we are reprinting the proposal and supporting statement (which we refer to as the "Kenneth Steiner Proposal") in this proxy statement as they were submitted to us:

Proposal 5 — Independent Board Chairman

Shareholders request that our Board of Directors adopt as policy, and amend our governing documents as necessary, to require that the Chairman of the Board be an independent member of the Board whenever possible. Although it would be better to have an immediate transition to an independent Board Chairman, the Board would have the discretion to phase in this policy for the next Chief Executive Officer transition.

If the Board determines that a Chairman is no longer independent, the Board shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is temporally waived in the unlikely event that no independent director is available and willing to serve as Chairman.

The timing may be right for a new CVS Chairman of the Board and a transition to a permanent independent Board Chairman. The current CVS Chairman, Mr. David Dorman, has 14-years long-tenure and was again rejected by more shareholders than any other CVS director in 2020.

Meanwhile the CVS stock price fell from $110 in 2015. Plus CVS management forced CVS shareholders to pay for advertising against this proposal topic in 2020.

CVS management pay was also rejected by an overwhelming 75% of shares in 2020 which, which [sic] combined with the deflated price of CVS stock, suggests that CVS management pay does not have the proper incentives.

Mr. David Brown, who chaired the CVS management pay committee, received the second highest votes of rejection after Mr. Dorman. Plus CVS management failed to announce this high percentage rejection of management pay during the 2020 online annual meeting and the high votes of rejection regarding Mr. Dorman and Mr. Brown.

The Department of Justice announcement of an $8 Billion Global Settlement with Purdue Pharma puts pressure on pharmacies that sold opioids like CVS.

Please vote yes:
Independent Board Chairman — Proposal 5

Statement of the Board of Directors Recommending a Vote AGAINST the Kenneth Steiner Proposal

CVS Health currently has an independent Chair of the Board, and has since 2011, when the Board adopted its current board leadership structure. Our Corporate Governance Guidelines provide for the Board to retain its flexibility to allocate the responsibilities of the offices of Chair and CEO in any way that is in the best interests of the Company at a given point in time. In accordance with the Corporate Governance Guidelines, the Board periodically reviews and makes a determination as to the appropriateness of its leadership structure in connection with the recruitment and succession of the Chair and/or the CEO, and whether the existing leadership and board structure enable strong independent oversight.

Since May 2011, David W. Dorman, an independent director, has served as Chair. The Board reviewed our leadership structure in connection with the Company's recent leadership transition and the appointment of Karen Lynch as CEO, and determined that Mr. Dorman should continue as independent Chair. Mr. Dorman is well versed in the needs of our complex business. He provides strong leadership to our Board and advice to management, and he promotes the involvement of all our directors in decision-making. He also has significant authority for Board matters, as described below.

Our independent Chair presides at all meetings of the Board and works with our CEO to set Board meeting agendas and the schedule of Board meetings. In addition, the independent Chair has the following duties and responsibilities:

- the authority to call, and is required to lead, independent director sessions;
- the ability to retain independent legal, accounting or other advisors in connection with independent director sessions;
- the responsibility to facilitate communication and serve as a liaison between the CEO and the independent directors; and
- the duty to advise the CEO of the informational needs of the Board.

The Board believes that independence from, and oversight of, management is currently maintained effectively through the strong corporate governance practices that are in place, including its independent Chair, the Board's composition, with 12 of 13 continuing directors independent, and the Board Committee system, with five Committees comprised entirely of independent directors. The Board also believes that it is not in the best interests of the Company to adopt a rigid policy that restricts the discretion of the Board to combine the positions of Chair and CEO in the future if circumstances warrant. Such an action would deprive the Board of the ability to select the most qualified and appropriate individual to lead the Board as Chair at any particular point in time. The Board therefore continues to believe that the Kenneth Steiner Proposal is not in the best interests of the Company and its stockholders.

A stockholder proposal regarding our independent board chair, substantially identical to this proposal, was presented to stockholders at our 2020 Annual Meeting. At that Annual Meeting 79% of the votes cast were voted against the proposal, reflecting our stockholders' agreement that our current corporate governance practices, including our current independent Board Chair, meet their expectations.

> The Board unanimously recommends a vote **AGAINST** the Kenneth Steiner Proposal.

Ownership of and Trading in Our Stock

Executive Officer and Director Stock Ownership Requirements

CVS Health has long been mindful of the importance of equity ownership by directors and executive management as an effective link to stockholders and, as such, the Board maintains stock ownership guidelines for all directors, as well as for the officers serving on the Company's ELT and all corporate-level executive vice presidents and senior vice presidents. Persons subject to the guidelines must achieve compliance with the applicable ownership requirements within five years of becoming subject to the requirements. Our Named Executive Officers, who appear in the SCT beginning on page 70, must maintain ownership levels as set forth in the table below. Ms. Lynch's requirement was increased from 4x to 7x in connection with her promotion to President and CEO in February 2021. Shares included in the calculation to assess compliance with the guidelines include shares owned outright, unvested RSUs, shares held in the Deferred Stock Compensation Plan and shares purchased through our Employee Stock Purchase Plan. Unexercised stock options do not count toward satisfying the guidelines. The Board believes that these requirements emphasize the importance of equity ownership for the Board and executive management, which in turn reinforces alignment with stockholder interests. To further reinforce this commitment, the Board annually reviews this policy and compliance by directors and executives.

Executive Name	Multiple of Salary Required	In Compliance
Larry J. Merlo	7x	Yes
Karen S. Lynch	7x	Yes
Eva C. Boratto	4x	Yes
Alan M. Lotvin, M.D.	4x	Yes
Jonathan C. Roberts	4x	Yes

All non-employee directors must own a minimum of 10,000 shares of CVS Health common stock, which has a value of $740,100 based on the March 17, 2021 closing price of our common stock of $74.01 or approximately 9.5 times the amount of the annual cash retainer ($77,500). Directors must attain this minimum ownership level within five years of being elected to the Board and must retain this minimum ownership level for at least six months after leaving the Board. The current level of stock pay in the director's mix of annual compensation is intended to facilitate the directors' ability to meet the ownership level within this timeframe. Each of our directors who has served in such capacity for at least five years has timely attained the minimum ownership level, as have Ms. Schapiro and Messrs. Aguirre, Farah and Ludwig.

Share Ownership of Directors and Certain Executive Officers

The following table shows the shares of our common stock beneficially owned, as of March 12, 2021, of each director, each Named Executive Officer appearing in the SCT and all directors and executive officers as a group, based on information provided by these individuals. Each individual beneficially owns less than 1% of our common stock and, except as described in the footnotes to the table, each person has sole investment and voting power over the shares. None of the shares listed below has been pledged as collateral.

	Amount and Nature of Beneficial Ownership			
Name	**Common Stock**	**Percent of Common Stock**	**Common Stock Equivalents**	**Total**
Fernando Aguirre	24,280 (1)	*	0	24,280
Eva C. Boratto	325,990 (2)	*	90,742 (13)	416,732
C. David Brown II	119,120	*	63,500 (14)	182,620
Alecia A. DeCoudreaux	2,970	*	19,097 (14)	22,067
Nancy-Ann M. DeParle	20,600	*	3,237 (14)	23,837
David W. Dorman	140,900 (3)	*	18,314 (14)	159,214
Roger N. Farah	3,821	*	10,182 (14)	14,003
Anne M. Finucane	23,752 (4)	*	10,030 (15)	33,782
Alan M. Lotvin, M.D.	176,884 (5)	*	131,573 (16)	308,457
Edward J. Ludwig	25,413 (6)	*	3,970 (14)	29,383
Karen S. Lynch	555,102 (7)	*	126,446 (17)	681,548
Larry J. Merlo	2,543,365 (8)	*	895,652 (18)	3,439,017
Jean-Pierre Millon	98,898 (9)	*	0	98,898
Jonathan C. Roberts	988,238 (10)	*	523,767 (19)	1,512,005
Mary L. Schapiro	6,709	*	11,776 (20)	18,485
William C. Weldon	1,889	*	33,307 (21)	35,196
Tony L. White	35,061 (11)	*	0	35,061
All directors and executive officers as a group (24 persons)	6,576,832 (12)	0.50%	2,475,008 (22)	9,051,840

* Less than 1%.

(1) Includes 668 shares held by Mr. Aguirre's spouse and adult children as to which Mr. Aguirre disclaims beneficial ownership.

(2) Includes 254,908 shares that Ms. Boratto has the right to acquire currently or within 60 days of March 12, 2021, upon the exercise of options or upon settlement of RSUs that vest and settle within 60 days of March 12, 2021.

(3) Includes 37,700 shares held in a revocable trust of which Mr. Dorman is the sole trustee.

(4) Includes 23,752 shares held in a revocable trust of which Ms. Finucane and her spouse are co-trustees.

(5) Includes 492 shares held in UTMA Trusts for the benefit of Dr. Lotvin's children and for which he disclaims beneficial ownership, as well as 167,939 shares that Dr. Lotvin has the right to acquire currently or within 60 days of March 12, 2021, upon the exercise of options or upon settlement of RSUs that will vest and settle within 60 days of March 12, 2021.

(6) Includes 11,079 shares held in a revocable trust of which Mr. Ludwig is sole trustee.

(7) Includes 79,631 shares held in a grantor retained annuity trust and 14,738 shares held in a charitable lead annuity trust. Ms. Lynch is the sole trustee of the grantor retained annuity trust and the sole investment advisor of the charitable lead annuity trust. Also includes 460,733 shares that Ms. Lynch has the right to acquire currently or within 60 days of March 12, 2021, upon the exercise of SARs or options.

(8) Includes 406,633 shares held in a trust as to which Mr. Merlo has shared voting power and no investment power and 7,548 shares held by the Trustee of the 401(k) Plan that are allocated to Mr. Merlo and as to which he shares voting and investment power. Also includes 1,605,855 shares that Mr. Merlo has the right to acquire currently or within 60 days of March 12, 2021, upon the exercise of options or upon settlement of RSUs that will vest and settle within 60 days of March 12, 2021.

(9) Consists of 98,898 shares held in a family trust of which Mr. Millon and his spouse are co-trustees.

(10) Includes 45,061 shares held in a grantor retained annuity trust shares of which Mr. Roberts is the sole trustee; 6,045 shares held by the Trustee of the 401(k) Plan that are allocated to Mr. Roberts and as to which he shares voting and investment power. Also includes 936,468 shares that Mr. Roberts has the right to acquire currently or within 60 days of March 12, 2021, upon the exercise of options or upon settlement of RSUs that will vest and settle within 60 days of March 12, 2021.

[11] Includes 7 shares held by Mr. White's spouse as to which Mr. White disclaims beneficial ownership.

[12] Directors and executive officers as a group have sole voting and investment power over 1,080,668 shares, share voting and investment power with respect to 416,486 shares (including 14,248 shares held by the Trustee of the 401(k) Plan and allocated to executive officers), share voting power and have no investment power over 406,633 shares, and disclaim beneficial ownership of 1,167 shares. Also includes 4,671,878 shares that executive officers have the right to acquire currently or within 60 days of March 12, 2021, upon the exercise of options and SARs or upon settlement of RSUs that will vest and settle within 60 days of March 12, 2021. At March 12, 2021, there were no outstanding options or SARs held by non-management directors.

[13] Consists of 2,242 RSUs that vest and settle more than 60 days from March 12, 2021. Also includes 88,500 PSUs that vest on April 1, 2021.

[14] Consists of deferred stock units resulting from shares constituting deferred non-employee director compensation, which do not have current voting rights ("Deferred Director Units") and are distributable in a lump sum on the date the director retires or resigns.

[15] Consists of 3,852 Deferred Director Units that are distributable in a lump sum on the date of retirement or resignation, 3,041 Deferred Director Units that are distributable in installments beginning on the date Ms. Finucane retires or resigns, and 3,137 Deferred Director Units that are distributable more than 60 days after March 12, 2021.

[16] Includes 29,320 deferred stock units resulting from shares that were receivable upon the lapse of restrictions on RSUs or the exercise of options, but the actual receipt of which was deferred pursuant to the Company's Deferred Stock Compensation Plan, and which do not have current voting rights ("Deferred Officer Units"). 6,027 RSUs that will vest and settle more than 60 days from March 12, 2021 and 557 hypothetical shares held in a notional account in the Company's unfunded Deferred Compensation Plan, which settle in cash and do not have current voting rights ("Phantom Stock Credits"). Also includes 95,669 PSUs that vest on April 1, 2021.

[17] Includes 688,686 Deferred Officer Units. Also includes 21,621 RSUs that vest and settle more than 60 days from March 12, 2021 and 5,153 Phantom Stock Credits. Also includes 180,192 PSUs that vest on April 1, 2021.

[18] Includes 31,144 RSUs that will vest and settle more than 60 days from March 12, 2021 and also includes 95,302 PSUs that vest on April 1, 2021.

[19] Includes 322,988 Deferred Officer Units, 23,545 RSUs that vest and settle more than 60 days from March 12, 2021 and 1,423 Phantom Stock Credits. Also includes 175,811 PSUs that vest on April 1, 2021.

[20] Consists of 7,592 Deferred Director Units that are distributable in a lump sum on the date Ms. Schapiro retires or resigns and 4,183 Deferred Director Units that are distributable more than 60 days after March 12, 2021.

[21] Consists of 7,902 Deferred Director Units that are distributable in a lump sum on the date Mr. Weldon retires or resigns and 25,405 Deferred Director Units that are distributable in installments beginning on the date Mr. Weldon retires or resigns.

[22] Includes 1,118,595 Deferred Officer Units; 173,413 Deferred Director Units; 213,487 RSUs that vest and settle more than 60 days from March 12, 2021; 958,888 PSUs that vest on April 1, 2021; 3,023 Company Matching RSUs that will vest and settle more than 60 days from March 12, 2021; and 7,602 Phantom Stock Credits.

Share Ownership of Principal Stockholders

We have been notified by the entities in the following table that each is the beneficial owner (as defined by the rules of the SEC) of more than five percent of CVS Health's outstanding common stock as of December 31, 2020. According to the most recent Schedule 13G filed by each of these beneficial owners with the SEC, these shares were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing control over us.

Title of Class	Name and Address of Beneficial Owner	No. of Shares Beneficially Owned	Percent of Class Owned
Common Stock	BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	92,478,369 [1]	7.10% [1]
Common Stock	The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	105,383,923 [2]	8.05% [2]

[1] Information based on a Schedule 13G/A filed January 29, 2021. BlackRock, Inc. ("BlackRock") is the parent holding company of a number of subsidiaries that hold CVS Health common stock for the benefit of various investors. BlackRock and/or its subsidiaries have sole voting power with respect to 78,615,870 of these shares and sole dispositive power with respect to all of these shares.

[2] Information based on a Schedule 13G/A filed February 10, 2021. The Vanguard Group, Inc. ("Vanguard") directly or through its subsidiaries, holds CVS Health common stock for the benefit of various investors. Vanguard and/or its subsidiaries have sole voting power with respect to none of these shares, shared voting power with respect to 2,124,129 of these shares, sole dispositive power with respect to 99,587,924 of these shares and shared dispositive power with respect to 5,795,999 of these shares.

Other Information

Information About the Annual Meeting and Voting

The Board of Directors of CVS Health is soliciting your proxy to vote at our Annual Meeting of Stockholders on May 13, 2021 (or at any adjournment of the meeting, referred to as the Annual Meeting). This proxy statement summarizes the information you need to know to vote at the Annual Meeting.

Our proxy statement and proxy card are being mailed or transmitted to stockholders entitled to vote at the Annual Meeting beginning on or about April 2, 2021.

Date, Time and Place of the Annual Meeting



Date and Time
May 13, 2021
8:00 a.m.
Eastern Time



Place
The Annual Meeting will be held exclusively online at www.virtualshareholdermeeting.com/CVS2021



You are entitled to vote at the Annual Meeting and at any adjournment thereof if you were a holder of the Company's common stock as of the close of business on March 17, 2021.

The Annual Meeting will be held entirely online via live audio webcast due to the public health impact of the COVID-19 pandemic and to support the health and wellness of our stockholders, directors, colleagues and guests. The virtual Annual Meeting will also allow for greater participation by all of our stockholders, regardless of their geographic location. We are excited to embrace the latest technology to provide expanded access, improved communication and cost savings for our stockholders.

If you are a registered stockholder or beneficial owner of common stock holding shares at the close of business on March 17, 2021 (the record date), **you may attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/CVS2021 (the "Annual Meeting website") and logging in by entering the 16-digit control number found on your proxy card,** Notice of Internet Availability, or voter instruction form, as applicable.

You may log into the virtual annual meeting beginning at 7:45 a.m. Eastern Time on May 13, 2021 and the Annual Meeting will begin promptly at 8:00 a.m. Eastern Time. If you experience any technical difficulties during the meeting, a toll-free number will be available on the Annual Meeting Website for assistance.

As always, we encourage you to vote your shares prior to the Annual Meeting.

Shares Entitled to Vote

Stockholders entitled to vote are those who owned CVS Health common stock at the close of business on the record date, which is March 17, 2021. As of the record date, there were 1,312,518,956 shares of common stock outstanding. Each share of CVS Health common stock that you own entitles you to one vote.

The Bank of New York Mellon presently holds shares of common stock as Trustee under the 401(k) Plan. Each participant in the 401(k) Plan instructs the Trustee of the 401(k) Plan how to vote his or her shares. As to shares with respect to which the Trustee receive no timely voting instructions, the Trustee votes these shares in the same proportion as it votes all the shares as to which it has received timely voting instructions unless contrary to ERISA. The results of the voting will be held in strict confidence by the Trustee. Please note that the cut-off date by which participants of the 401(k) Plan must submit their vote to the tabulator in order to be counted is 11:59 p.m. Eastern Time on May 10, 2021.

Types of Ownership of Our Stock

If your shares are registered in your name with CVS Health's transfer agent, EQ Shareowner Services, you are the "stockholder of record" of those shares. This proxy statement and any accompanying materials have been provided directly to you by CVS Health.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares, and this proxy statement and any accompanying documents have been provided to you by your broker, bank or other holder of record, which is your "nominee". As the beneficial owner, you have the right to direct your nominee how to vote your shares by using the voting instruction card provided by your nominee or by following the nominee's instructions for voting by telephone or on the Internet.

Voting

Whether or not you plan to attend the Annual Meeting, we urge you to vote. Stockholders of record may vote by calling a toll-free telephone number, by using the Internet or by mailing your signed proxy card in the postage-paid envelope provided. If you vote by telephone or the Internet, you do NOT need to return your proxy card. Returning the proxy card by mail or voting by telephone or Internet will not affect your right to attend the Annual Meeting and change your vote, if desired.

If you are a beneficial owner, you will receive instructions from your nominee that you must follow in order for your shares to be voted. Many of the institutions that act as nominees offer telephone and Internet voting.

The enclosed proxy card indicates the number of shares that you own as of the record date.

Voting instructions are included on your proxy card. If you properly fill in your proxy card and send it to us in time to vote, or vote by telephone or the Internet, one of the individuals named on your proxy card (your "proxy") will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares in accordance with the Board's recommendations.

The Board of Directors and the Company's management have not received notice of, and are not aware of, any business to come before the Annual Meeting other than the agenda items referred to in this proxy statement.

Revoking Your Proxy Card

If you are a stockholder of record, you may revoke your proxy card by:

- sending in another signed proxy card with a later date;
- providing subsequent telephone or Internet voting instructions;
- notifying our Corporate Secretary in writing before the Annual Meeting that you have revoked your proxy card; or
- voting during the virtual Annual Meeting by following the instructions available on the Annual Meeting website.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your nominee.

Virtual Annual Meeting Rules of Conduct

1. All stockholders must enter the virtual Annual Meeting room through the Annual Meeting website, using their 16-digit control number found on their proxy card or voting information form. To log in, follow the instructions on the Annual Meeting website. If you have trouble logging in or need assistance, please call Broadridge at 844-986-0822 (US) or 303-562-9302 (International).

2. Recording of the Annual Meeting is strictly prohibited. All webcast lines will be muted upon entering the virtual Annual Meeting.

3. A webcast playback will be available 24 hours following the completion of the Annual Meeting on the Annual Meeting website.

4. Only stockholders of record on the record date for the Annual Meeting, March 17, 2021, or their proxy holders, are permitted to attend, vote or submit questions in the virtual Annual Meeting.

5. In order to use the time of all attendees as effectively as possible, we will address the official business of the Annual Meeting first, strictly following the agenda which will be posted on the Annual Meeting website. There will be a brief business presentation and a question and answer period following the official business portion of the Annual Meeting.

6. Stockholders will be able to vote during the Annual Meeting by clicking on the "Vote Now" button on the Annual Meeting website. If you have voted your shares prior to the start of the Annual Meeting, your vote will have been received Annual Meeting by the Company's Inspector of Elections and there will be no need to vote those shares during the Annual Meeting, unless you wish to revoke or change your vote.

7. Questions or comments may be submitted using the "Ask a Question" area of the Annual Meeting website, during either the official business portion of the Annual Meeting, or during the business presentation and question and answer period following the official business portion of the Annual Meeting. In order for the Company to address as many stockholders as possible, we ask that questions or comments be limited to a maximum of two per stockholder. Please ensure that questions are concise and cover only one topic per question. Questions from multiple stockholders on the same topic or that are otherwise related may be grouped, summarized and answered together.

8. The time allotted to address questions or comments from stockholders during the Annual Meeting is limited. While the Company will address as many questions during this time, questions pertinent to matters in the Agenda that are not answered during the Annual Meeting will be addressed as soon as practical after the Annual Meeting either by, depending upon the subject matter and relevance, engagement or written response posted to the Company's Investor Relations website at www.investors.cvshealth.com.

9. The views and concerns of all stockholders are welcome; however, the business purpose of the Annual Meeting will be strictly observed, and the Chair or the Secretary may rule that certain questions or comments are out of order, including: questions that are not related to the business at hand; questions that are not relevant to the business of the Company; questions relating to pending or threatened litigation; and comments or questions that are derogatory in nature, or related to personal matters or personal grievances.

Proxy Solicitation

We are soliciting this proxy on behalf of our Board of Directors and will bear the solicitation expenses. We are making this solicitation by mail, but we may also solicit by telephone or e-mail. We have hired Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036, for a fee of $30,000, plus out-of-pocket expenses, to provide customary assistance to us in the solicitation. We will reimburse banks, brokerage houses and other institutions, nominees and fiduciaries, if they so request, for their expenses in forwarding proxy materials to beneficial owners.

Householding

Under SEC rules, a single annual report and proxy statement or Notice of Internet Availability may be sent to any household at which two or more of our stockholders reside if they appear to be members of the same family. Each stockholder continues to receive a separate proxy card. This procedure, referred to as "householding," reduces the volume of duplicate information stockholders receive, conserves natural resources and reduces mailing and printing expenses for the Company. Nominees with accountholders who are stockholders may be householding our proxy materials. As indicated in the notice previously provided by these nominees to our stockholders, a single annual report and proxy statement or Notice of Internet Availability will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your nominee that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report and proxy statement or Notice of Internet Availability, please notify your nominee so that separate copies may be delivered to you. Beneficial owners who currently receive multiple copies of the annual report and proxy statement at their address who would prefer that their communications be householded should contact their nominee. Stockholders of record who currently receive multiple copies of the annual report and proxy statement or Notice of Internet Availability at their address who would prefer that their communications be householded, or stockholders of record who are currently participating in householding and would prefer to receive separate copies of our proxy materials, should contact our transfer agent, EQ Shareowner Services, by writing to P.O. Box 64874, St. Paul, MN 55164-0874; by calling toll-free, 877-287-7526; or by e-mailing to stocktransfer@eq-US.com.

Quorum Requirement

A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the Annual Meeting of holders of shares representing a majority of the shares entitled to vote constitutes a quorum. Abstentions and broker "non-votes" are counted as present for purposes of establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

Vote Necessary to Approve Proposals

Item 1: Election of Directors	Each director is elected by a majority of the votes cast with respect to that director's election (at a meeting for the election of directors at which a quorum is present) by the holders of shares of common stock present in person or by proxy at the meeting and entitled to vote.
	A "majority of votes cast" means that the number of votes "for" a director's election must exceed 50% of the votes cast with respect to that director's election. Votes "against" a director's election will count as votes cast, but "abstentions" and "broker non-votes" will not count as votes cast with respect to that director's election and will have no effect.
All other Items	For Items 2, 3, 4 and 5, approval is by affirmative vote (at a meeting at which a quorum is present) of a majority of the votes represented by the shares of common stock present at the meeting in person or by proxy and entitled to vote. Abstentions are counted as shares present or represented and voting and have the effect of a vote against. Broker non-votes are not counted as shares present or represented and voting and have no effect on the vote.

Broker Voting

Under NYSE rules, if the record holder of your shares (usually a nominee) holds your shares in its name, your nominee is permitted to vote your shares on Item 2, Ratification of the Appointment of Our Independent Registered Public Accounting Firm, in its discretion, even if it does not receive voting instructions from you. On all other Items, your nominee is not permitted to vote your shares without your instructions and uninstructed shares are considered broker non-votes.

Stockholder Proposals and Other Business for Our Annual Meeting in 2022

If you want to submit a proposal for possible inclusion in our proxy statement for the 2022 Annual Meeting of Stockholders, you must ensure your proposal is received by us on or before Friday, December 3, 2021 and is otherwise in compliance with SEC rules.

Under our proxy access by-law, if a stockholder (or a group of up to 20 stockholders) who has owned at least 3% of our shares for at least three years and has complied with the other requirements set forth in CVS Health's by-laws wants us to include director nominees (up to the greater of two nominees or 20% of the Board) in our proxy statement for the 2022 Annual Meeting of Stockholders, the nominations must be received by our Corporate Secretary and must arrive at the Company in a timely manner, between 120 and 150 days prior to the anniversary of the date our proxy statement was first sent to stockholders in connection with our last annual meeting, which would be no earlier than Wednesday, November 3, 2021 and no later than Friday, December 3, 2021.

In addition, if a stockholder would like to present business at an annual meeting of stockholders that is not to be included in our proxy statement, the stockholder must provide notice to the Company as provided in its by-laws. Such notice, including all information required by our by-laws, must be addressed to our Corporate Secretary and must arrive at the Company in a timely manner, between 90 and 120 days prior to the anniversary of our last annual meeting by 5:00 p.m. Eastern Time, which would be no earlier than Thursday, January 13, 2022 and no later than Friday, February 11, 2022 (since Saturday, February 12 is not a business day, the notice must be received no later than 5:00 p.m. Eastern Time on the immediately preceding business day, which is Friday, February 11, 2022). Under our by-laws, any stockholder notice for presenting business at a meeting must include, among other things (1) the name and address, as they appear in our books, of the stockholder giving the notice, (2) the class or series and number of shares of stock of the corporation which are, directly or indirectly, held of record and/or are beneficially owned by such person, the dates such shares were acquired and the investment intent of such acquisition, (3) a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting, and (4) any material interest of the stockholder in such business. See "Stockholder Submission of Nominees" on page 22 for a description of the information required for director nominations.

Other Matters

We do not know of any matters to be acted upon at the Annual Meeting other than those discussed in this proxy statement. If any other matter is presented, your proxy will vote on the matter in his or her best judgment.

Website addresses, hyperlinks and QR codes are included for reference only. The information contained on websites referred to and/or linked to in this proxy statement (other than CVS Health's website to the extent specifically referred to herein as required by the SEC's rules) is not part of this proxy solicitation and is not incorporated by reference into this proxy statement or any other proxy materials. References to competitors and other companies throughout this proxy statement are for illustrative or comparison purposes only and do not indicate that these companies are CVS Health's only competitors or are CVS Health's closest competitors.

**Annex A and
Corporate Social Responsibility Report Highlights**

Annex A

Reconciliation of Certain Amounts to the Most Directly Comparable GAAP Measure

The Company uses non-GAAP financial measures to analyze underlying business performance and trends. The Company believes that providing these non-GAAP financial measures enhances the Company's and investors' ability to compare the Company's past financial performance with its current performance. These non-GAAP financial measures are provided as supplemental information to the financial measures the Company discloses that are calculated and presented in accordance with GAAP. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. The Company's definitions of its non-GAAP financial measures may not be comparable to similarly titled measures reported by other companies.

In addition, the MP&D Committee has elected to use MIP Adjusted Operating Income and PSU Adjusted EBITDA, which are non-GAAP financial measures, in connection with assessing and making determinations related to executive compensation matters. The MP&D Committee carefully selected this performance metric taking into account feedback from our stockholder engagement efforts, and sets goals based on available information. This measure makes adjustments, which are reviewed by the MP&D Committee, from the most comparable GAAP measures to exclude the impact of certain items in the calculation of this performance metric where these items are not reflective of the Company's performance.

Adjusted Earnings Per Share ("EPS")

The Company defines adjusted income from continuing operations attributable to CVS Health as income from continuing operations attributable to CVS Health (GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as acquisition-related integration costs, gains/losses on divestitures, income associated with the receipt of fully reserved amounts owed to the Company under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "ACA") risk corridor program, store rationalization charges, losses on early extinguishment of debt, the corresponding income tax benefit or expense related to the items excluded from adjusted income from continuing operations attributable to CVS Health, the corresponding impact to income allocable to participating securities, net of tax, related to the items excluded from income from continuing operations attributable to CVS Health in determining adjusted income from continuing operations attributable to CVS Health, and any other items specifically identified herein. GAAP diluted EPS from continuing operations and Adjusted EPS, respectively, are calculated by dividing income from continuing operations attributable to CVS Health and adjusted income from continuing operations attributable to CVS Health by the Company's weighted average diluted shares outstanding. Management believes that this non-GAAP measure enhances investors' ability to compare the Company's past financial performance with its current performance.

The following is a reconciliation of income from continuing operations to adjusted income from continuing operations attributable to CVS Health and calculations of GAAP diluted EPS from continuing operations and Adjusted EPS for the years ended December 31, 2020 and 2019:

In millions, except per share amounts	Year Ended December 31, 2020		Year Ended December 31, 2019	
	Total Company	Per Common Share	Total Company	Per Common Share
Incoming from continuing operations (GAAP measure)	$7,201		$6,631	
Net (income) loss attributable to noncontrolling interests (GAAP measure)	(13)		3	
Income allocable to participating securities (GAAP measure)	—		(5)	
Income from continuing operations attributable to CVS Health (GAAP measure)	7,188	$5.47	6,629	$5.08
Non-GAAP adjustments:				
Amortization of intangible assets[1]	2,341	1.78	2,436	1.87
Acquisition-related integration costs[2]	332	0.25	480	0.37
(Gain) loss on divestiture of subsidiary[3]	(269)	(0.20)	205	0.16
Receipt of fully reserved ACA risk corridor receivable[4]	(307)	(0.23)	—	—
Store rationalization charges[5]	—	—	231	0.17
Loss on early extinguishment of debt[6]	1,440	1.09	79	0.06
Tax impact of non-GAAP adjustments[7]	(877)	(0.67)	(815)	(0.63)
Receipt of fully reserved ACA risk corridor receivable attributable to noncontrolling interest, net of tax[8]	12	0.01	—	—
Income allocable to participating securities, net of tax[9]	—	—	(1)	—
Adjusted income from continuing operations attributable to CVS Health	$9,860	$7.50	$9,244	$7.08
Weighted average diluted shares outstanding		1,314		1,305

2020 Adjusted Operating Income

The Company's segments maintain separate financial information, and the Company's chief operating decision maker (the "CODM") evaluates the segments' operating results on a regular basis in deciding how to allocate resources among the segments and in assessing segment performance. The CODM evaluates the performance of the Company's segments based on adjusted operating income, which is defined as operating income (GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as acquisition-related integration costs, gains/losses on divestitures, income associated with the receipt of fully reserved amounts owed to the Company under the ACA risk corridor program and any other items specifically identified herein. The Company uses adjusted operating income as its principal measure of segment performance as it enhances the Company's ability to compare past financial performance with current performance and analyze underlying business performance and trends. The consolidated measure is not determined in accordance with GAAP and should not be considered a substitute for, or superior to, the most directly comparable GAAP measure, consolidated operating income. See the reconciliation of consolidated operating income (GAAP measure) to adjusted operating income below for further context regarding the items excluded from operating income in determining adjusted operating income. The following is a reconciliation of consolidated operating income to adjusted operating income for the year ended December 31, 2020:

In millions	
Operating income (GAAP measure)	$13,911
Non-GAAP adjustments:	
Amortization of intangible assets[1]	2,341
Acquisition-related integration costs[2]	332
Gain on divestiture of subsidiary[3]	(269)
Receipt of fully reserved ACA risk corridor receivable[4]	(307)
Adjusted operating income	$16,008

2020 MIP Adjusted Operating Income

The Company uses MIP Adjusted Operating Income as a measure in the Management Incentive Plan ("2020 MIP"). The Company defines 2020 MIP Adjusted Operating Income as operating income (GAAP measure) excluding the impact of amortization of intangible assets and other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as acquisition-related integration costs, gains/losses on divestitures, foregone budgeted adjusted operating income associated with divested businesses, income associated with the receipt of fully reserved amounts owed to the Company under the ACA risk corridor program and any other items specifically identified herein. The following is a reconciliation of operating income to MIP Adjusted Operating Income for the year ended December 31, 2020:

In millions	
Operating income (GAAP measure)	$13,911
Non-GAAP adjustments:	
Amortization of intangible assets[1]	2,341
Acquisition-related integration costs[2]	332
Gain on divestiture of subsidiary[3]	(269)
Receipt of fully reserved ACA risk corridor receivable[4]	(307)
Foregone budgeted adjusted operating income associated with divested subsidiary[9]	37
2020 MIP adjusted operating income	$16,045

2020 PSU Adjusted EBITDA

The Company defines 2020 PSU Adjusted EBITDA as income from continuing operations (GAAP measure) before income tax provision, interest expense, depreciation and amortization and excluding the impact of other items, if any, that neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance, such as acquisition-related integration costs, gains/losses on divestitures, foregone budgeted adjusted operating income associated with divested businesses, income associated with the receipt of fully reserved amounts owed to the Company under the ACA risk corridor program and any other items specifically identified herein. The following is a reconciliation of income from continuing operations to PSU Adjusted EBITDA for the year ended December 31, 2020:

In millions	
Income from continuing operations (GAAP measure)	$7,201
Income tax provision (GAAP measure)	2,569
Interest expense (GAAP measure)	2,907
Depreciation and amortization (GAAP measure)	4,441
EBITDA	17,118
Non-GAAP adjustments:	
Acquisition-related integration costs[2]	332
Gain on divestiture of subsidiary[3]	(269)
Receipt of fully reserved ACA risk corridor receivable[4]	(307)
Loss on early extinguishment of debt[6]	1,440
Foregone budgeted adjusted operating income associated with divested subsidiary[10]	37
2020 PSU Adjusted EBITDA	$18,351

[1] The Company's acquisition activities have resulted in the recognition of intangible assets as required under the acquisition method of accounting which consist primarily of trademarks, customer contracts/relationships, covenants not to compete, technology, provider networks and value of business acquired. Definite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets is reflected in the Company's GAAP consolidated statements of operations in operating expenses within each segment. Although intangible assets contribute to the Company's revenue generation, the amortization of intangible assets does not directly relate to the underwriting of the Company's insurance products, the services performed for the Company's customers or the sale of the Company's products or services. Additionally, intangible asset amortization expense typically fluctuates based on the size and timing of the Company's acquisition activity. Accordingly, the Company believes excluding the amortization of intangible assets enhances the Company's and investors' ability to compare the Company's past financial performance with its current performance and to analyze underlying business performance and trends. Intangible asset amortization excluded from the related non-GAAP financial measure represents the entire amount recorded within the Company's GAAP financial statements, and the revenue generated by the associated intangible assets has not been excluded from the related non-GAAP financial measure. Intangible asset amortization is excluded from the related non-GAAP financial measure because the amortization, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired or the estimated useful life of an intangible asset is revised.

[2] Acquisition-related integration costs relate to the Company's acquisition of Aetna Inc.

[3] During the year ended December 31, 2020, the gain on divestiture of subsidiary represents the pre-tax gain on the sale of the Company's Coventry Health Care Workers' Compensation business ("Workers' Compensation business"), which the Company sold on July 31, 2020 for approximately $850 million. During the year ended December 31, 2019, the loss on divestiture of subsidiary represents the pre-tax loss on the sale of the Company's Brazilian subsidiary, Drogaria Onofre Ltda., which occurred on July 1, 2019.

[4] The Company received $313 million owed to it under the ACA's risk corridor program that was previously fully reserved for as payment was uncertain. After considering offsetting items such as the ACA's minimum medical loss ratio rebate requirements and premium taxes, the Company recognized pre-tax income of $307 million in the Company's consolidated statement of operations.

[5] The store rationalization charges relate to the planned closure of underperforming retail pharmacy stores and primarily relate to operating lease right-of-use asset impairment charges.

[6] During the year ended December 31, 2020, the loss on early extinguishment of debt relates to the Company's repayment of $4.5 billion and $6.0 billion of its outstanding senior notes in December 2020 and August 2020, respectively, pursuant to its tender offers for such senior notes. During the year ended December 31, 2019, the loss on early extinguishment of debt relates to the Company's repayment of $4.0 billion of its outstanding senior notes in August 2019 pursuant to its tender offers for such senior notes.

[7] The corresponding tax benefit or expense related to the items excluded from adjusted income from continuing operations attributable to CVS Health and Adjusted EPS above. The nature of each non-GAAP adjustment is evaluated to determine whether a discrete adjustment should be made to the adjusted income tax provision.

[8] The portion of the ACA risk corridor payment attributable to noncontrolling interest was related to third party ownership interests in the Company's consolidated operating entities.

[9] Represents the corresponding impact to income allocable to participating securities, net of tax, related to the items in the table above excluded from income (loss) from continuing operations attributable to CVS Health in determining adjusted income from continuing operations attributable to CVS Health and calculating Adjusted EPS in the table above.

[10] Represents the adjusted operating income budgeted for the Workers' Compensation business for the remainder of 2020 subsequent to its divestiture on July 31, 2020. The foregone budgeted adjusted operating income associated with divested businesses is a permitted financial adjustment under the 2017 Incentive Compensation Plan.

This page intentionally left blank.

This page intentionally left blank.

CVS Health Corporate Social Responsibility (CSR) Report Highlights

2020 was a year unlike any other. In the face of incredible challenges, we emerged a stronger, more resilient company, better positioned to meet the health care needs of our customers, patients and members.

As a global pandemic threatened the health of millions of Americans, we stepped up to provide our services and expertise when they were needed most. Our CSR strategy, Transform Health 2030, continues to be critical to how we deliver on our purpose, create value for our stakeholders and support the health of our communities and our planet.

We look forward to the work ahead to make a difference in the lives of the millions of people who rely on CVS Health to help them on their path to better health.

Karen S. Lynch

Karen S. Lynch
President and CEO

Our CSR Strategy

Transform Health 2030

At CVS Health, we share a single, clear purpose: Helping people on their path to better health. In 2020, we continued to execute our purpose through our CSR strategy, Transform Health 2030, which will guide our work for the next decade. Grounded in four pillars – Healthy Business, Healthy People, Healthy Community and Healthy Planet – Transform Health 2030 is designed to encompass the breadth of our enterprise and the unique ways that we can leverage our position as a leader in health care to impact the health of the people and communities we serve, our business, and our planet.

In a year when our nation battled an unparalleled public health crisis and faced the realities of deeply rooted racial inequality, we conducted a refresh of our most recent materiality assessment. Our aim was to more fully understand how these pivotal events influenced the areas where our business has the most significant impacts, and the assessments and decisions of our many stakeholders. In 2020, we developed meaningful goals and performance targets that expand access to affordable care, address racial inequities and combat a changing climate.



How we're delivering on our purpose of helping people on their path to better health across all our touchpoints

We are committed to fostering a business that creates value for our colleagues, stockholders, partners, and supply chain

The health of our environment is inextricably linked to human health and we're committed to doing our part as a health care leader

We are delivering significant social impacts to support the health of communities across the U.S. and improve health outcomes in the communities we serve

To read more about our CSR activities, and for our full 2020 Corporate Social Responsibility Report please visit **www.cvshealth.com/CSR**.

Transform Health 2030

Awards & Recognition

100 Best Corporate Citizens, 2020 (#12)
Corporate Responsibility Magazine

Dow-Jones Sustainability Index
8th straight year on North America List and 2nd on World List

Civic 50 – List of 50 most community-minded companies in the U.S. Points of Light Institute

CDP A list
One of only 58 U.S. companies to be honored with this recognition for climate change leadership

World's Most Valuable Brands (#55)
Forbes Magazine

Top 50 Companies for Diversity (#24)
DiversityInc

100% Disability Equality Index Score - Best Places to Work List
American Association of People with Disabilities and US Business Leadership Network

Billion Dollar Roundtable
Member of group that is spending more than $1 billion annually with diverse suppliers

The Just 100 (#87)
Forbes Magazine

2020 CSR Achievements

Healthy People

$50 million
in philanthropic actions to support populations most vulnerable to COVID-19, including historically underrepresented communities, front-line health care workers, seniors, school-aged children and their families

2+ million pounds
of unwanted medications collected since inception of our safe medication disposal program, through nearly 3,000 total locations

10+ million
COVID-19 tests administered at nearly 4,000 CVS Pharmacy drive-thru sites in collaboration with community health organizations, employers and long-term care facilities

Healthy Business

22,000+ colleagues
participate in at least one of our 15 Colleague Resource Groups

17,000+
colleagues hired with military experience and employed nearly 10,000 military spouses since 2015

Supplier Diversity
- 26,000+ jobs supported
- $2.3+ billion in wages supported
- $6.3 billion contributed to the U.S. economy

Healthy Planet

$31.8 million
in savings achieved through energy efficient LED lighting retrofits at CVS Pharmacy locations

104 million
digital receipts sent to CVS Pharmacy customers

2.5 million
empty miles reduced through our backhaul transportation efficiency program in 2020

Healthy Community

$180+ million
provided in charitable giving through the CVS Health and Aetna Foundations, corporate grants, in-kind gifts, employee giving and fundraising, and other community investments

$6.6+ million
worth of colleague volunteer time across the enterprise

15 million
youth reached through tobacco prevention and cessation education, awareness, advocacy and healthy behavior programming

We are health care innovators



Our Purpose
Helping people on their path to better health

Our Strategy
Creating unmatched human connections to transform the health care experience

---

Our Values
Innovation
Collaboration
Caring
Integrity
Accountability




CVS Health®